UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

ONLINE RESOURCES CORPORATION

(Name of Subject Company)

ONLINE RESOURCES CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68273G101

(CUSIP Number of Class of Securities)

Joseph L. Cowan

President and Chief Executive Officer

Online Resources Corporation

4795 Meadow Wood Lane

Chantilly, Virginia 20151

(703) 653-3100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David M. Calhoun, Esq.

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326

(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto or incorporated herein by reference, this “Schedule 14D-9”) relates is Online Resources Corporation, a Delaware corporation (the “Company” or “Online Resources”). The address of the principal executive offices of the Company is 4795 Meadow Wood Lane, Chantilly, Virginia 20151 and its telephone number is (703) 653-3100.

Securities

The title and class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of the close of business on January 29, 2013, (i) 75,000 shares of the Company’s Series A-1 Convertible Preferred Stock (the “Preferred Shares”) were issued and outstanding (convertible into 4,621,570 Shares pursuant to the Certificate of Designations of the Preferred Shares), (ii) 32,949,685 Shares were issued and outstanding, and (iii) 937,872 Shares were issuable upon exercise of stock options of the Company and 1,613,814 Shares were issuable under the Company’s restricted share units.

Item 2. Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above.

Tender Offer

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) and direct, wholly-owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all of the issued and outstanding Shares at a per Share purchase price of $3.85 (the “Offer Price”), net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), in each case filed by Purchaser and ACI with the Securities and Exchange Commission (the “SEC”). The Offer is described in, and the Offer to Purchase and Letter of Transmittal are included in, a Tender Offer Statement (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and ACI with the SEC on February 8, 2013. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.

The Offer is made pursuant to a Transaction Agreement dated as of January 30, 2013 (the “Transaction Agreement”), by and among Purchaser, ACI and the Company providing for the acquisition of the Company by ACI. The board of directors of the Company (the “Board of Directors” or “Board”) has unanimously (i) approved and declared advisable the Transaction Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (as defined below) and (ii) resolved to recommend that the stockholders of the Company accept the Offer and tender their respective Shares to Purchaser pursuant to the Offer. The boards of directors of ACI and Purchaser have also approved and declared advisable the Transaction Agreement and the transactions contemplated thereby.

Pursuant to the Transaction Agreement, the obligation of ACI and Purchaser to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer (and not validly withdrawn prior to the expiration date of the Offer) a number of the Shares that, together with any other shares of capital stock of the Company (“Company Capital Stock”) beneficially owned by ACI or its subsidiaries, constitutes a majority of all of the shares of Company Capital Stock outstanding and entitled to vote in the election of directors, calculated on a fully diluted basis on the date of purchase (which calculation assumes conversion or exercise of all derivative securities of the Company, regardless of the conversion, exercise price or other terms and conditions of such securities). The consummation of the Offer also is subject to the satisfaction of other customary conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the absence of any material adverse effect (in each case, in accordance with the terms of the Transaction Agreement). The consummation of the Offer, however, is not subject to any financing condition. The date on which Purchaser first acquires Shares in the Offer is referred to as the “Acceptance Date.”

As described in more detail under the caption “Shareholder Agreements” below, ACI and Purchaser also have entered into Shareholder Agreements (as defined below) with (among others) certain funds affiliated with Tennenbaum Capital Partners, LLC (collectively, “TCP”), which funds hold all of the outstanding shares of the Company’s Series A-1 Convertible Preferred Stock (the “Company Preferred Stock”). Pursuant to these Shareholder Agreements, Purchaser will purchase all of the outstanding shares of the Company Preferred Stock after the closing of the Offer at a purchase price in cash equal to the preference amount of the Company Preferred Stock as of the date of such purchase (estimated to be an aggregate of approximately $127.5 million). The purchase price for the Company Preferred Stock is equal to the amount that the holders of the Company Preferred Stock are entitled to receive upon a change of control of the Company under the terms of the Company Preferred Stock set forth in the Company’s existing certificate of incorporation (the “Certificate of Incorporation”).

The Transaction Agreement provides that following the completion of the Offer and the purchase of the Company Preferred Stock, and subject to the terms and conditions of the Transaction Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of ACI. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to such effective time (other than (i) the Shares then owned by ACI, Purchaser or any of their respective direct or indirect wholly-owned subsidiaries and (ii) the Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will cease to be issued and outstanding, be cancelled, cease to exist and be converted into the right to receive an amount in cash equal to the Offer Price ($3.85), without interest and less any applicable withholding taxes. Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time beneficially owned by ACI will remain outstanding after the Effective Time.

The Company granted to Purchaser under the Transaction Agreement an irrevocable option (the “Top-Up Option”), exercisable after the consummation of the Offer and prior to the effective time of the Merger, to purchase at a price per Share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Option Shares”) from the Company that, when added to the number of Shares owned by ACI and Purchaser at the time of exercise of the Top-Up Option, constitutes 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. If ACI and Purchaser acquire, together with the Shares held by ACI, Purchaser and any other subsidiary of ACI, at least 90% of the outstanding Shares and at least 90% of the outstanding shares of the Company Preferred Stock, ACI and Purchaser will complete the Merger through the “short form” procedures available under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to certain customary conditions, including that (i) at the time of exercise, Purchaser owns more than 50% of all of the shares of Company Capital Stock outstanding and entitled to vote in the election of directors, on a fully diluted basis (which calculation assumes conversion or exercise of all derivative securities of the Company, regardless of the conversion or exercise price or other terms and conditions of such securities), but less than 90% of the Shares then outstanding, (ii) upon exercise of the Top-Up Option, the number of the Shares owned, directly or indirectly, by ACI or Purchaser constitutes 90% of the number of the Shares that will be outstanding immediately after the exercise of the Top-Up Option, (iii) the number of Top-Up Option Shares issued pursuant to the Top-Up Option may in no event exceed the number of authorized and unissued Shares not otherwise reserved for issuance of outstanding stock options or other obligations of the Company, and (iv) Purchaser has accepted for payment all Shares validly tendered in the Offer and not validly withdrawn. On a fully diluted basis, the maximum number of Shares that the Company may issue pursuant to the Top-Up Option is 29,877,059 Shares. Accordingly, because of the limited number of Shares that are authorized and issuable by the Company, the Top-Up Option may only be exercised if, after giving effect to all Shares tendered and not validly withdrawn in the Offer, Purchaser and ACI own, directly or indirectly, 82.6% of the Shares outstanding.

The Transaction Agreement contains representations, warranties and covenants customary for a transaction of this nature.

The Company may terminate the Transaction Agreement under certain circumstances, including to accept, and enter into a definitive agreement with respect to a bona fide proposal or offer by an unaffiliated third person to acquire 50% or more of the shares of Company Capital Stock (giving effect to the conversion of the Company Preferred Stock), assets, businesses, securities or ownership interests (including the securities of any subsidiary of the Company) on terms that the Board of Directors determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the Board of Directors deems to be appropriate (including the conditionality, timing and likelihood of success of such proposal or offer), are more favorable to the Company’s stockholders than the transactions contemplated by the Transaction Agreement, and that the Board of Directors determines in good faith, after consultation with the Company’s financial and legal advisors, is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal or offer (a “Superior Proposal”). Such termination is subject to the conditions that the Company has otherwise complied with certain terms of the Transaction Agreement, including notice by the Company to ACI of the Company’s intention to terminate the Transaction Agreement and accept the Superior Proposal, the opportunity of ACI to revise the terms of the Transaction Agreement, the determination by the Board of Directors that the alternative proposal continues to be a Superior Proposal and payment of the Company’s $8.0 million termination fee to ACI.

The treatment of the Company’s outstanding equity awards under the terms of the Transaction Agreement is described below in “Item 3 – Past Contacts, Transactions, Negotiations and Agreements – Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

The initial expiration date of the Offer is 12:00 midnight, New York City time, on Friday March 8, 2013, unless extended.

Shareholder Agreements

In addition, in connection with the execution and delivery of the Transaction Agreement, ACI and Purchaser entered into separate Shareholder Agreements (the “Shareholder Agreements”) with certain funds affiliated with TCP, which collectively beneficially owned approximately 22.3% of all outstanding shares of Company Capital Stock (on a fully diluted basis), and Joseph L. Cowan, the Company’s President and Chief Executive Officer, who beneficially owned approximately 1.4% of all outstanding shares of Company Capital Stock (including on a fully diluted basis RSUs (as defined below) that vest within 60 days of the date hereof but excluding stock options), in each case as of January 30, 2013, based on information provided by them (collectively, the “Shareholder Agreement Parties”). Pursuant to such Shareholder Agreements, the Shareholder Agreement Parties have agreed, on the terms and subject to the conditions set forth in the Shareholder Agreements, among other things, to tender in the Offer the Shares beneficially owned by them. The funds affiliated with TCP also agreed to sell to Purchaser all shares of the Company Preferred Stock owned by them for cash immediately following the date on which Purchaser accepts for payment the Shares validly tendered in the Offer. Further, each of the Shareholder Agreement Parties has agreed to take certain actions in support of the transactions contemplated by the Transaction Agreement, including granting an irrevocable limited proxy and power of attorney, to the fullest extent possible, to ACI and Purchaser, or any nominee thereof, with full power of substitution, during and for the term of the Shareholder Agreements, to vote all the shares of Company Capital Stock that such Shareholder Agreement Party beneficially owns at the time of such vote, at any annual, special or adjourned meeting of the Company stockholders (i) in favor of adoption of the Transaction Agreement and approval of the Merger and the other transactions contemplated thereby and (ii) against (A) any alternative acquisition proposal made by a third party and (B) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Transaction Agreement. The Shareholder Agreements terminate in certain events, including if the Board terminates the Transaction Agreement to accept a Superior Proposal.

The foregoing summary of the Offer, the Top-Up Option, the Merger, the Transaction Agreement and the Shareholder Agreements is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Transaction Agreement and the Shareholder Agreements. The Offer to Purchase is filed as Exhibit (a)(1)(A) to the Schedule TO, the Letter of Transmittal is filed as Exhibit (a)(1)(B) to the Schedule TO, and the Transaction Agreement is filed as Exhibit (d)(1) to the Schedule TO. The Shareholder Agreements are filed as Exhibits (d)(2), (d)(3), (d)(4) and (d)(5) to the Schedule TO. Each of such Exhibits is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of each of Purchaser and ACI is 3520 Kraft Road, Suite 300, Naples, Florida, 34105, and their telephone number is (239) 403-4600.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth herein, including in Exhibits or amendments hereto or incorporated by reference in this Schedule 14D-9 or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”) or in the Schedule TO, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Purchaser, ACI or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with the Purchaser’s right pursuant to the Transaction Agreement to designate persons to the Board of Directors after acquiring Shares pursuant to the Offer and the shares of Company Preferred Stock in accordance with the applicable Shareholder Agreements with TCP.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

In considering the Board of Directors’ recommendation to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors might have interests in the transactions contemplated by the Transaction Agreement, the Shareholder Agreements and the agreements and documents contemplated thereby (collectively, the “Transactions”) that may be different from, or in addition to, the interests of the Company’s stockholders generally. These additional interests are described below. The Board of Directors was aware of these interests and considered them, along with other matters described below in “Item 4 – The Solicitation or Recommendation – Reasons for Recommendation,” in reaching its decision to approve the Transaction Agreement and the Transactions and recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For further information with respect to the arrangements between the Company and its executive officers and directors described in this Item 3, please also see the Information Statement under the headings “Certain Relationships and Related Transactions”; “Director Compensation”; “Compensation Discussion and Analysis”; “Potential Payments upon Termination or Change in Control”; “Summary Compensation Table”; “Grant of Plan-Based Awards”; and “Outstanding Equity Awards at Fiscal Year-End.”

Treatment of Outstanding Shares

The directors and executive officers of the Company who tender the Shares for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of the Company. As of February 6, 2013, the Company’s directors and executive officers owned 938,093 Shares in the aggregate (excluding Options and RSUs (each of which is addressed and defined below) and shares of Company Capital Stock held by funds affiliated with TCP). If the directors and executive officers were to tender all of their Shares owned as of February 6, 2013, pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $3,611,658 in cash (less certain applicable taxes). Michael Leitner, a director of the Company, is a Managing Partner of TCP. Funds managed by TCP hold all of the outstanding shares of Company Preferred Stock and an aggregate of 3,811,400 Shares as of February 6, 2013. These funds have agreed to tender their Shares in the Offer and would receive an aggregate of $14,673,890 in cash in the Offer. These funds also agreed to sell to Purchaser all Company Preferred Stock owned by them for an aggregate amount in cash equal to the preference amount of the Company Preferred Stock (calculated in accordance with the Certificate of Designations) as of the date immediately preceding the date on which Purchaser commences payment for the Shares in the Offer (estimated to be an aggregate of approximately $127.5 million).

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of February 6, 2013, and the amount of cash consideration they would receive for those Shares, rounded to the nearest dollar, if the directors and executive officers were to tender all of their Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Executive Officer/Director	Number of Shares Owned (#)(1)	Value of Shares Owned ($)
Joseph L. Cowan	397,269	1,529,486

Eric M. Labiak	30,693	118,168

Jeffrey L. Kissling	35,798	137,822

Janie M. West	21,546	82,952

John C. Dorman	106,739	410,945

Edward D. Horowitz	41,670	160,430

Bruce A. Jaffe	43,162	166,174

Donald W. Layden, Jr.	37,984	146,238

Michael E. Leitner(2)	—	—

Stephen W. Ryan	10,585	40,752

Ervin R. Shames	71,303	274,517

William H. Washecka	61,437	236,532

Barry D. Wessler	79,907	307,642

(1)	This schedule includes all RSUs held by the persons named in the table, including RSUs that will vest prior to the Acceptance Date. See “Treatment of Restricted Stock Units” below for a description of the treatment of the RSUs in the Transaction.
(2)	This schedule excludes the Shares and shares of Company Preferred Stock owned by funds managed by TCP as to which Mr. Leitner disclaims beneficial ownership.

Treatment of Stock Options

The Transaction Agreement requires that all directors and certain officers of the Company holding options to purchase Shares (the “Options”) enter into a consent agreement with the Company (“Consent Agreement”). Each Consent Agreement provides that the person holding such Option(s) (the “Option Holder”) irrevocably agrees that effective as of the Effective Time, each Option (whether vested or unvested) held by such Option Holder will be cancelled. In general, by their terms, all unvested Options held by such directors and officers in the table above vest upon a change in control, which includes Purchaser’s purchase of Shares in the Offer. The Consent Agreements provide that (a) if the Option is an In-the-Money-Option (as defined below), the Company agrees to pay to the Option Holder a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the Offer Price over the per Share exercise price of such Option multiplied by the number of Shares issuable upon exercise of such Option or (b) if the Option is an Out-of-the-Money-Option (as defined below), such Option will be cancelled without any payment being made in respect thereof. The total payments to such directors and officers for In-the-Money Options is $6,465 (less applicable tax withholdings). The summary and description are qualified in their entirety by the Consent Agreements, which have been filed as Exhibits (e)(13)-(e)(23) to this Schedule 14D-9 and are incorporated herein by reference.

All Options held by individuals other than the officers and directors of the Company, to the extent they have not otherwise been cancelled, forfeited or exercised prior to the Effective Time, will effective as of immediately prior to the Effective Time and subject to the Effective Time occurring, be assumed by ACI without any further action on the part of such Option Holder. Each such Option so assumed by ACI (an “Assumed Option”) will continue to have, and be subject to, the same terms and conditions including applicable vesting terms, as were applicable to the corresponding Option under the applicable Company stock incentive plans and award agreement immediately before the Effective Time, except that (i) each Assumed Option will be exercisable for that number of shares of common stock of ACI (rounded down to the nearest whole share) equal to the product of the number of Shares that the corresponding Option represented immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio (as defined below) and (ii) the per share exercise price for the shares of common stock of ACI issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing the per share exercise price of the Option by the Equity Award Exchange Ratio (rounded up to the nearest whole cent). “Equity Award Exchange Ratio” means the quotient determined by dividing (rounded to the nearest one ten-thousandth) (x) the Offer Price ($3.85) by (y) the average closing sales price for a share of common stock of ACI as reported on the NASDAQ Stock Market (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source selected in good faith by ACI for the ten consecutive trading days ending with the fifth completed trading day prior to, but not including, the closing date of the Merger.

The table below reflects the number of vested and unvested Options, including those Options with exercise prices (i) below the Offer Price (the “In-the-Money-Options”) and (ii) and exercise prices equal to or above the Offer Price (the “Out-the-Money-Options”), that are held by the Company’s directors and executive officers as of February 6, 2013, and indicates the gross amount payable to the Company’s directors and executive officers with respect to their Options, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the In-the-Money-Options held on February 6, 2013, the executive officers and directors would be entitled to receive a payment of $6,465 (less certain applicable tax withholdings) in the aggregate for all In-the-Money-Options held by such executive officers and directors.

Executive Officer/Director	Number of Shares Underlying Vested Options (#)	Vested Option Spread Value ($)	Number of Shares Underlying Unvested Options (#)	Unvested Option Spread Value ($)	Total Options Spread Value ($)(1)
Joseph L. Cowan	133,040	—	133,040	—	—

Eric M. Labiak	16,996	$5,000	—	—	$5,000

Jeffrey L. Kissling	—	—	—	—	—

Janie M. West	—	—	—	—	—

Stephen W. Ryan	5,010	$100	15,027	$301	$401

John C. Dorman	12,420	—	—	—	—

Edward D. Horowitz	12,420	—	—	—	—

Bruce A. Jaffe	12,420	—	—	—	—

Donald W. Layden, Jr.	10,207	—	5,103	—	—

Michael E. Leitner	—	—	—	—	—

Ervin R. Shames	31,431	$1,064	—	—	$1,064

William H. Washecka	27,753	—	—	—	—

Barry D. Wessler	23,740	$—	—	—	$—

(1)	This schedule assumes the Out-of-the-Money Options have no spread value in as much as Out-of-the-Money Options are to be cancelled under the Consent Agreements without any payment in respect thereof.

Treatment of Restricted Stock Units

In accordance with the terms of the Transaction Agreement, each restricted stock unit granted with respect to the Shares (the “RSUs”) (including 50% of the unvested portion of Mr. Cowan’s RSUs granted to him upon his commencement with the Company in June 2010, which will vest in accordance with the terms of the Transaction Agreement), will vest immediately prior to the Acceptance Date, whereupon Shares will be issued pursuant to the terms of the RSUs, which Shares will be converted in the Merger into the Offer Price (less certain applicable tax withholdings).

The table below sets forth the number of Shares underlying RSUs held by the Company’s directors and executive officers as of February 6, 2013, and the amount of cash consideration they would ultimately receive for those Shares upon vesting of the RSUs, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the number of Shares underlying RSUs held on February 6, 2013, the executive officers and directors of the Company would be entitled to receive a payment of $3,880,469 in the aggregate for all Shares underlying RSUs held by such executive officers and directors (less certain applicable tax withholdings).

Executive Officer/Director	Number of Shares Underlying RSUs (#)(1)	Total Value of RSUs ($)
Joseph L. Cowan	546,195	2,102,851

Eric M. Labiak	83,385	321,032

Jeffrey L. Kissling	91,666	352,914

Janie M. West	71,694	276,022

Stephen W. Ryan	85,432	328,913

John C. Dorman	30,915	119,023

Edward D. Horowitz	15,458	59,513

Bruce A. Jaffe	16,050	61,793

Donald W. Layden, Jr.	16,857	64,899

Michael E. Leitner	—	—

Ervin R. Shames	16,467	63,398

William H. Washecka	17,395	66,971

Barry D. Wessler	16,400	63,140

(1)	This schedule includes all RSUs as of February 6, 2013, and includes RSUs scheduled to vest on (i) February 15, 2013 of 116,166 for Joseph L. Cowan, 22,152 for Eric M. Labiak, 25,000 for Jeffrey L. Kissling, and 19,250 for Janie M. West (ii) on March 8, 2013, of 10,305 for John C. Dorman, 5,153 for Edward D. Horowitz, 5,350 for Bruce A. Jaffe, 5,619 for Donald W. Layden, Jr., 5,489 for Ervin R. Shames, 5,799 for William H. Washecka, and 5,467 for Barry D. Wessler.

Agreements with Executive Officers

The Purchase of Shares pursuant to the Offer constitutes, a “change in control” as this term is defined in the Company’s employment agreement with Joseph L. Cowan (the “Cowan Employment Agreement”).

Pursuant to the Cowan Employment Agreement, in the event Mr. Cowan’s employment is terminated (i) by the Company without Cause (as defined in the Cowan Employment Agreement) within 12 months following a change in control or (ii) by Mr. Cowan for Good Reason (as defined in the Cowan Employment Agreement) within 12 months following a change in control, Mr. Cowan will receive (x) a lump sum severance payment equal to his annual salary and his average annual bonus target during the three years preceding the change in control multiplied by 1.50 and (y) health benefit plan coverage in effect for him and his family for 18 months from the date of his termination.

The Cowan Employment Agreement includes a “better-after-tax” provision, which provides that if the Company determines that part or all of the payments to be made to Mr. Cowan in connection with a change of control of the Company constitute a “parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the Company will either (i) cut back the payments to Mr. Cowan or (ii) provide the full payment to Mr. Cowan, whichever results in the executive officer receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code. As a result, the amount listed in the table below may be reduced to effectuate this provision.

The Company entered into separate employment letter agreements (collectively, the “Letter Agreements”) with Jeffrey Kissling (Nov. 2010), Eric Labiak (May 2012), Janie M. West (Nov. 2010) and Stephen W. Ryan (April 2011) (collectively, the “Executives”), each of which provides that the applicable Executive will be eligible to participate in the Company’s Severance Pay Policy as a “Named A Level Executive.” In the event an Executive’s employment is terminated, the Executive will receive (i) a lump sum severance payment equal to (a) his or her base pay, at the then-current rate, calculated for the severance period, (b) his or her bonus target amounts at the then-current rate, calculated for the severance period, and (c) the pro rata portion of any bonus for the bonus period in effect at the then-expected payout rate, subject to certain considerations, and (ii) health benefit plan coverage in effect for the Executives for one year from the date of separation. For purposes of the Severance Pay Policy as it relates to the Executives, “severance period” means a period of between 12 and 24 months, based on the Executive’s length of service.

In addition to the Cowan Employment Agreement and the Letter Agreements, on April 1, 2012, the Company has also entered into separate retention payment letter agreements (collectively, the “Retention Bonus Agreements”) with Joseph L. Cowan, Jeffrey Kissling, Eric Labiak, Janie M. West and Stephen W. Ryan (collectively, the “Retention Payment Executives”). In the event that (i) the Retention Payment Executive’s employment with the Company is in good standing as of March 31, 2013 or (ii) prior to March 31, 2013, a Retention Payment Executive’s employment is terminated by the Company without Cause (as defined in the Retention Bonus Agreement) or the Retention Payment Executive resigns without Good Reason (as defined in the Retention Bonus Agreement), the Company is required to deliver to the Retention Payment Executive a single cash payment (in the case of Mr. Cowan $343,333, in the case of Mr. Kissling $100,000, in the case of Mr. Labiak $60,000, in the case of Ms. West $59,000 and in the case of Mr. Ryan $62,500), less applicable tax withholdings.

The following table shows the estimated maximum potential amounts of all severance payments for each applicable individual under the Cowan Employment Agreement or the Letter Agreements and the Retention Bonus Agreements, assuming the Merger is effected on March 1, 2013, and each individual’s employment is terminated by the Company without cause immediately thereafter, and assuming each individual receives payment of health benefits. The numbers below do not reflect amounts attributable to Options and RSUs currently held by the executives. See “Treatment of Stock Options” and “Treatment of Restricted Stock Units” for the potential cash out value of Options and RSUs held by each executive officer. All figures have been rounded to the nearest whole dollar.

Executive Officer	Potential Cash Severance Payments ($)	Potential COBRA payments ($)	Total Potential Severance Payments ($)
Joseph L. Cowan	1,893,333	14,000	1,907,333

Jeffrey Kissling	530,625	12,000	542,625

Eric Labiak	495,000	12,000	507,000

Janie M. West	442,500	7,000	449,500

Stephen W. Ryan	454,031	7,000	461,031

The summaries and descriptions are qualified by (i) the Cowan Employment Agreement and the Letter Agreements, which have been filed as Exhibits (e)(8) – (e)(12) to this Schedule 14D-9, (ii) all the Retention Bonus Agreements, which have been filed as Exhibits (e)(24) – (e)(28) to this Schedule 14D-9, and (iii) the Severance Pay Policy, which has been filed as Exhibit (e)(29) to this Schedule 14D-9, all of which are incorporated herein by reference.

Director and Officer Indemnification Insurance

Pursuant to the terms of the Transaction Agreement, ACI will cause the surviving company of the Merger to fulfill and honor any indemnification obligations between the Company or its subsidiaries and any current or former directors, officers and employees of the Company and its subsidiaries (each an “Indemnified Person”) in effect immediately prior to the date of the Transaction Agreement, including any indemnification obligations under the Company’s Certificate of Incorporation and bylaws in effect as of the date of the Transaction Agreement, in each case, to the extent permitted by applicable law.

In addition, the Company will maintain, or ACI will cause the company surviving the Merger to maintain, for a period of seven years after the Effective Time, a directors’ and officers’ liability insurance policy on terms no less favorable to the insured directors and officers than the Company’s present policy, except that in no event shall ACI be required to expend in any one year during such tail period an amount for the aggregate costs of such insurance policies that exceeds 250% of the current aggregate annual premiums paid by the Company for such purposes.

Arrangements with the Purchaser and ACI and their Affiliates

Transaction Agreement

The description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase that is filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1) to this Schedule 14D-9, and which is being mailed to stockholders of the Company together with this Schedule 14D-9 are incorporated herein by reference. The summary and description are qualified in its entirety by the Transaction Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Shareholder Agreements

In connection with the execution and delivery of the Transaction Agreement, ACI and Purchaser entered into separate Shareholder Agreements with certain funds affiliated with TCP, which collectively beneficially owned 22.3% of all outstanding shares of Company Capital Stock (on a fully diluted basis), and Joseph L. Cowan, the Company’s Chief Executive Officer, who beneficially owned 1.4% of all outstanding shares of Company Capital Stock (including on a fully diluted basis RSUs that vest within 60 days of the date hereof but excluding Options even if they vest within 60 days since options do not have voting rights), in each case, as of January 30, 2013, and based on information provided by them.

Pursuant to such Shareholder Agreements, the Shareholder Agreement Parties have agreed, on the terms and subject to the conditions set forth in the Shareholder Agreements, among other things, to tender in the Offer the Shares beneficially owned by them. Additionally, subject to Purchaser’s acceptance for payment and payment for Shares properly tendered and not withdrawn pursuant to the Offer (in accordance with the Transaction Agreement) as promptly as practicable but in any event within three business days of the expiration of the Offer (the “Acceptance Date”), the funds affiliated with TCP also agreed pursuant to their respective Shareholder Agreements to sell to Purchaser all Company Preferred Stock owned by them for an aggregate amount in cash equal to the preference amount of the Company Preferred Stock (calculated in accordance with the Certificate of Designations of the Company Preferred Stock (the “Certificate of Designations”) as of the date immediately preceding the date on which Purchaser commences payment for the Shares in the Offer (estimated to be an aggregate of approximately $127.5 million). The aggregate amount payable to the funds affiliated with TCP for all of the shares of Company Preferred Stock held by them is equal to the amount payable to the holders of the Company Preferred Stock upon a change of control of the Company (as defined in the Certificate of Designations). The Offer would constitute a change of control under such terms. In addition, each of the Shareholder Agreement Parties has agreed to take certain actions in support of the transactions contemplated by the Transaction Agreement, including granting an irrevocable limited proxy and power of attorney, to ACI and Purchaser, or any nominee thereof, with full power of substitution, during and for the term of the Shareholder Agreements, to vote Shares that such Shareholder Agreement Party beneficially owns at the time of such vote, at any annual, special or adjourned meeting of the stockholders (i) in favor of adoption of the Transaction Agreement and approval of the Merger and the other transactions contemplated thereby and (ii) against (a) any alternative acquisition proposal made by a third party and (b) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Transaction Agreement. As of the date hereof, the shares subject to the Shareholder Agreements constitute 22.3% of the Shares (on a fully diluted basis).

Pursuant to the Shareholder Agreements, each of the Shareholder Agreement Parties agrees to not:

•	Tender into any tender or exchange offer or otherwise sell, transfer, pledge, assign or otherwise dispose of, encumber with any lien, any of the Shares (other than in the Offer),

•

Acquire any Shares or other securities of the Company (otherwise than in connection with a stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock or other securities of the Company on, of or affecting the shares or the like),

•

Deposit the Shares into a voting trust, enter into any other voting or shareholder agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares, or

•

Enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment or other disposition of any interest in or the voting of any Shares, Preferred Shares or any other securities of the Company.

The Shareholder Agreements terminate upon certain events, including if the Board terminates the Transaction Agreement to accept a Superior Proposal.

The summary and description are qualified in their entirety to the Shareholder Agreements, which have been filed as Exhibits (e)(2) – (e)(5) to this Schedule 14D-9 and are incorporated herein by reference.

Non-Disclosure and Confidentiality Agreement

On November 15, 2012, the Company and ACI (and joined by Pricewaterhouse Coopers (“PwC”) on January 4, 2013) entered into a Non-Disclosure and Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which ACI and PwC agreed, subject to certain exceptions, to, among other things, keep confidential certain information provided by the Company for purposes of evaluating a possible transaction between ACI and the Company. The summary and description are qualified in their entirety by the Confidentiality Agreement, which has been filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

On November 20, 2012, ACI and the Company entered into a letter agreement (the “Exclusivity Agreement”), providing that until December 20, 2012 (the “Exclusivity End Date”), the Company would not solicit, initiate, facilitate or negotiate with any other person concerning a potential acquisition of the Company. Subsequent to the execution of the Exclusivity Agreement, the parties twice (on December 20, 2012 ,and on January 7, 2013) agreed to extend the Exclusivity End Date such that the Exclusivity End Date continued until January 11, 2013. The summary and description are qualified in their entirety by the Exclusivity Agreement (together with the two amendments thereto), which has been filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Board of the Company

The Transaction Agreement provides that, effective upon the later to occur of the purchase by Purchaser of the Shares pursuant to the Offer and the purchase of the Company Preferred Stock from the funds affiliated with TCP pursuant to the applicable Shareholder Agreements, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, on the Board of Directors equal to the product of the total number of directors on the Board of Directors (after giving effect to any increase in the number of directors pursuant to this sentence) and the percentage that the aggregate number of votes represented by the Shares and shares of Company Preferred Stock beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of votes represented by Shares and shares of Company Preferred Stock then outstanding. Further, the Company will cause Purchaser’s designees to be elected to the Board of Directors, including securing the resignations of incumbent directors to the extent necessary. The Company will also cause individuals designated by Purchaser to constitute the same percentage of each (i) committee of the Board of Directors, (ii) each board of directors of each subsidiary, and (iii) each committee of each such board (subject to applicable laws, including the requirements of the NASDAQ Stock Market). Notwithstanding the foregoing, the Company will use its best efforts to ensure that at least a majority of the Company’s current directors who are independent directors (the “Continuing Directors”) will remain members of the Board of Directors until the Effective Time in accordance with the Transaction Agreement.

Following the election or appointment of Purchaser’s designees and prior to the Effective Time, any action by the Company with respect to any of the following may only be authorized by, and requires the authorization of, a majority of the Continuing Directors (or by the Continuing Director should there only be one):

•	Any amendment, supplement, modification or waiver of any term of the Transaction Agreement;

•	Any termination of the Transaction Agreement by the Company;

•	Any extension of time for the performance of the obligations of ACI or Purchaser under the Transaction Agreement;

•	Any waiver of compliance with any of the agreements or conditions of the Transaction Agreement that are for the Company’s benefit;

•	Any amendment to the Company’s Certificate of Incorporation or bylaws;

•	Any material modification of the Company’s equity stock plans;

•	Any authorization of an agreement between the Company and any of its affiliates, on the one hand, and ACI, Purchaser or any of their affiliates, on the other hand; or

•	Any exercise of the Company’s rights or action to seek to enforce any of ACI’s or Purchaser’s obligations under the Transaction Agreement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Transaction Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of stockholders as described in the Information Statement, and is incorporated herein by reference.

ITEM 4. The Solicitation or Recommendation.

Solicitation or Recommendation

On January 30, 2013, the Special Committee (as defined below) and the Board of Directors, after thorough consideration of the Offer and the Transaction Agreement and consultation with legal counsel and financial advisors, unanimously (1) determined that the transactions contemplated by the Transaction Agreement are fair to and in the best interests of the Company and the Company’s stockholders; (2) approved the transactions contemplated by the Transaction Agreement; and (3) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated February 7, 2013, communicating the recommendation of the Board, as well as a joint press release, dated January 31, 2013, issued by the Company and ACI announcing the Transaction and the Offer, are included as Exhibit (a)(7) and (a)(8) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Reasons

Background of the Offer

In their ongoing efforts to enhance stockholder value, the Board of Directors and management of the Company regularly review and evaluate the Company’s financial results, business plan and strategy, as well as potential strategic alternatives, including possible business combinations involving the Company.

Joseph Cowan, the Company’s president and chief executive officer, has had discussions with many private equity firms and industry participants since joining the Company in June 2010 regarding the acquisition of all or part of the Company or, alternatively, investing in the Company. Mr. Cowan regularly reviewed the substance of those discussions with the members of the Board of Directors.

In December 2010, the Company received unsolicited expressions of interest in potential business combinations from two industry participants. One of the industry participants expressed interest in acquiring the Company at a substantial premium to the market price of the Shares at that time but subsequently ended discussions due to concerns about the ability to obtain U.S. Department of Justice (the “DOJ”) and U.S. Federal Trade Commission (the “FTC”) approval in connection with the antitrust review of the possible transaction. Although the second industry participant conducted due diligence on the Company knowing the range of value expected by the Company, it later declined to make an offer. The Company announced in a press release dated January 21, 2011, that the Board of Directors was evaluating unsolicited expressions of interest in potential business combinations that it had received from third parties. The Board of Directors engaged Raymond James & Associates, Inc. (“Raymond James”) as its financial advisor on January 1, 2011, to assist in evaluating these expressions of interest and considering the Company’s strategic alternatives. The Board of Directors selected Raymond James based on Raymond James’ experience and reputation and Raymond James’ knowledge of the Company and its industry. Between January 2011 and March 2011, representatives of the Company met with the two industry participants and provided information to assist the entities in performing due diligence. Additionally, representatives of the Company had discussions and met with approximately 25 other industry participants and private equity firms to assess other possible interest in a strategic transaction involving the Company. Seven of these industry participants and two of these private equity firms performed due diligence on the Company. Following this due diligence process, on March 2, 2011, the Company received one non-binding indication of interest from a private equity firm to purchase the outstanding Shares for $6.40 to $6.50 per Share. However, this party indicated that it would only be interested in a transaction that would involve the sale of the Company’s banking business to a specific industry participant as part of the proposed transaction. That industry participant informed Raymond James and the Company that it was not interested in acquiring the Company’s banking business and, as a result, the party submitting the indication of interest did not pursue the acquisition of the Company. No other proposals for a strategic transaction involving the Company were received at that time.

In June 2011, Mr. Cowan contacted three industry participants regarding the acquisition of the Company’s banking business which the Company viewed as a possible way to provide a portion of the funding necessary to address the right of the holders of the Company Preferred Stock to cause the Company to redeem all or part of their shares of the Company Preferred Stock for approximately $129.1 million in July 2013. The Company anticipated that it would not have sufficient funds legally available pursuant to Delaware law to redeem the Company Preferred Stock in July 2013 without monetizing assets or obtaining additional capital. One of these industry participants (“Strategic Acquirer A”) expressed interest in considering such a transaction, and representatives of the two companies met in person and telephonically several times between June 2011 and October 2011 to discuss (among other things) the financial performance of the Company’s banking business, the operations of the Company’s banking business and the achievability of separating the Company’s banking business from the Company’s other primary line of business, its electronic billing and presentment business. In this context, the Board of Directors received ongoing assistance from Raymond James in the due diligence process, as well as Raymond James’ advice to the Board of Directors regarding the Company’s options. Strategic Acquirer A ultimately determined that a purchase of the banking business on a standalone basis was not feasible for a variety of reasons, mainly pertaining to the logistics and feasibility of separating the banking business from the larger operations of the Company, and that an acquisition of the entire Company would be preferable to acquiring only the banking business. Consequently, on October 14, 2011, Strategic Acquirer A submitted to the Company a preliminary non-binding proposal to acquire the entire Company for $3.25 per Share plus an amount in cash equal to the preference amount of the Company Preferred Stock accrued to the date of the closing (as calculated in accordance with the Certificate of Designations).

On November 2, 2011, the Board of Directors met at the Company’s headquarters in Chantilly, Virginia to discuss Strategic Acquirer A’s October 14, 2011 proposal. After being advised of its fiduciary responsibilities by the Company’s outside general counsel, Morris, Manning & Martin LLP (“Morris Manning”), the Board approved the formation of a special committee of the Board comprised of the following four independent directors of the Company, Donald W. Layden (Chairman), John C. Dorman, Bruce Jaffe and William H. Washecka (the “Special Committee”) to explore strategic alternatives for the Company, including a possible sale of all of the Company or one of the business lines of the Company or a possible restructuring of the Company Preferred Stock.

During November and December 2011, Strategic Acquirer A continued to perform due diligence on the entire Company. During the period from November 2011 through January 2012, the Special Committee met nine times to discuss the strategic alternatives of the Company, including the status of discussions between the Company and Strategic Acquirer A.

On January 17, 2012, Donald W. Layden, a member of the Board of Directors and the Chairman of the Special Committee, met with representatives of TCP to update them on the status of the Company’s discussions with Strategic Acquirer A and discuss terms that TCP would require for a restructuring or refinancing of the Company Preferred Stock.

On January 20, 2012, Strategic Acquirer A withdrew its proposal to acquire the Company.

At a meeting on March 27, 2012, management indicated to the Board of Directors that the impending Company Preferred Stock redemption date was making it increasingly difficult to attract and retain customers who were concerned about the Company’s financial stability. As a result, the Board directed management to focus on possible alternatives to obtain funding for the Company Preferred Stock redemption and the Company undertook the following actions:

•

the Board of Directors expanded the role of the Special Committee of independent directors to evaluate and make recommendations to the full Board with respect to the Company’s alternatives in connection with the Company Preferred Stock;

•	engaged Barclays Capital (“Barclays”), an independent financial advisor, to provide advice on the amount and manner by which the Company might raise funds to redeem the Company Preferred Stock;

•	through Barclays, sought financing proposals from possible financing sources;

•

engaged in discussions with another potential strategic acquirer (“Strategic Acquirer B”) that the Company had previously contacted in June 2011 regarding the possible acquisition of the banking business, but had expressed a preference for considering the possible acquisition of the entire Company;

•

consulted with Delaware legal counsel, Abrams & Bayliss LLP (“Abrams & Bayliss”), to gain a detailed understanding of the Company’s applicable legal obligations and options with respect to the Company Preferred Stock (which obligations the Company disclosed in its Form 10-K for the year ended December 31, 2011) and to advise the Special Committee and Board with respect to matters of Delaware law in connection with the strategic alternatives considered by the Special Committee and Board; and

•	engaged in discussions with the TCP and other third parties as to possible alternative approaches to the redemption of the Company Preferred Stock.

Between March 2012 and July 2012, the Special Committee met 11 times. During that period, representatives of the Special Committee and Barclays had several discussions with TCP regarding alternatives to refinance or restructure the Company Preferred Stock. During this period, Barclays advised the Special Committee as to its alternatives to refinance or restructure the Company Preferred Stock and alternatives for raising capital to be used in such a transaction. It also contacted potential lenders and other sources of capital for a possible refinancing or restructuring of the Company Preferred Stock. The Special Committee directed Barclays and management in connection with the evaluation of the alternatives. The Company also received term sheets or proposals from four lenders to provide new credit facilities to partially redeem the Company Preferred Stock. The Board of Directors evaluated various refinancing and restructuring proposals and chose not to accept any of the alternatives that were presented by TCP or Barclays because of the dilutive effects on common stockholders and the borrowing constraints implied by the limit of funds legally available, as well as concerns that the amount and likely terms of the borrowings would adversely impact the operation of the Company’s business. During this period, a TCP representative indicated to Mr. Layden, chairman of the Special Committee, Mr. Dorman, chairman of the Board of Directors, and Mr. Cowan, president and chief executive officer, a strong desire for a full redemption of Company Preferred Stock for the full redemption price of approximately $129.1 million in July 2013.

In April 2012, the Company’s former chief financial officer, Ms. Catherine Graham, received a phone call from a private equity firm (“Private Equity Firm A”) requesting a meeting with Mr. Cowan to discuss the possible acquisition of the Company. In May 2012, representatives of the Company met with Private Equity Firm A. Concurrently, Mr. Cowan inquired of another private equity firm (“Private Equity Firm B”) as to its interest in acquiring the Company, and subsequently representatives of the Company met with Private Equity Firm B. Between March and September 2012, the two private equity firms and Strategic Acquirer B performed due diligence on the Company. The Company re-engaged Raymond James to assist in this due diligence process and to advise the Special Committee regarding the Company’s strategic alternatives. Additionally, another private equity firm (“Private Equity Firm C”), contacted representatives of the Company in September 2012 to express its interest in considering an acquisition of the Company.

Three of the interested parties, Private Equity Firm B, Private Equity Firm C and Strategic Acquirer B elected not to submit a proposal to acquire the Company and, as a result, due diligence with these parties was terminated between July and October 2012. Each of Private Equity Firm B and Private Equity Firm C orally indicated that it could not pay more than approximately $3.25 per Share and redeem the Company Preferred Stock at full value, which the Board believed did not adequately value the Company.

On June 28, 2012 and September 10, 2012, an investment banker from Wells Fargo Securities Inc. (“Wells Fargo”) contacted Michael E. Leitner, a director of the Company and the managing partner of TCP, in an effort to determine whether Mr. Leitner thought that the Company would be open to entertaining an approach from a strategic party about a possible transaction. ACI was not identified in the discussion as Wells Fargo’s client. Mr. Leitner indicated that he believed the Company had alternatives and encouraged the investment banker to obtain authorization to identify its client if it had a genuine interest in such a transaction.

On September 24, 2012, representatives of Wells Fargo contacted Mr. Layden and informed him that they were acting on behalf of ACI, and that Philip Heasley, ACI’s chief executive officer, would like to speak to Mr. Cowan about a potential business combination between the Company and ACI. Mr. Layden provided Mr. Cowan’s contact information to Wells Fargo and suggested that Mr. Heasley contact Mr. Cowan directly.

On October 1, 2012, Private Equity Firm A submitted to the Company a non-binding indication of interest to purchase the Company for $4.10 per Share plus an amount in cash equal to the preference amount of the Company Preferred Stock accrued to the date of the closing (as calculated in accordance with the Certificate of Designations). However, Private Equity Firm A informed the Company that its ability to complete the proposed transaction was contingent upon its ability to raise its initial investment fund or enter into agreements in which its prospective investors would invest directly in the entity that would acquire the Company. Further, this purchase price did not contemplate the assumption of contingent or potential liabilities resulting from two outstanding lawsuits against the Company. One lawsuit involved the Company’s former chairman and chief executive officer, Matthew P. Lawlor (pertaining to the termination of his employment) and in which the court had awarded Mr. Lawlor a judgment in an amount of approximately $8.5 million) (collectively, the “Lawlor Litigation”). The second lawsuit involved the former chief executive officer of Internet Transaction Solutions, Inc. (“ITS”), Kent D. Stuckey, and all of the former ITS stockholders (whose business had been acquired by the Company in August 2007) and who, among other things, were seeking damages in excess of $15 million and relief for the full purchase price of the Company’s shares issued in the acquisition (alleged to be approximately $24.7 million) (collectively, the “Stuckey Litigation”). Private Equity Firm A indicated that assumption of these liabilities would reduce their purchase price to approximately $3.40 per Share and that it was not certain that they would agree to assume these liabilities at all.

On each of October 2, 2012, and October 4, 2012, the Special Committee met by telephone conference to discuss the proposal from Private Equity Firm A and to discuss other strategic alternatives. The Special Committee reviewed the merits of the proposal from Private Equity Firm A with Raymond James and Morris Manning, including the valuation of the proposal and conditions to the proposal and provided that Private Equity Firm A would not assume the liabilities associated with the Lawlor and Stuckey litigation. Further, Private Equity Firm A’s proposal was contingent on its ability to raise equity capital from other third party sources. As a result, the Special Committee had concerns that even if Private Equity Firm A offered terms acceptable to the Company, it would not have the ability to raise sufficient funds to complete a transaction. Based upon its review of the merits of the proposal, and after being advised with respect to its fiduciary duties, the Special Committee determined that it would recommend that the Company not pursue the transaction with Private Equity Firm A. Mr. Layden also informed the Special Committee that he had been contacted by an investment banker at Wells Fargo about ACI’s interest in a possible transaction and that he suggested that ACI contact Mr. Cowan. Also on October 4, 2012, the Board of Directors met with representatives of Morris Manning and Raymond James by teleconference to discuss the proposal and other strategic alternatives. During the meeting, the Special Committee updated the Board of Directors on the indication of interest received from Private Equity Firm A. The merits of the indication of interest from Private Equity Firm A were reviewed on a standalone basis and in conjunction with the Special Committee’s on-going process of reviewing and evaluating potential opportunities with lending institutions and other financing sources to refinance and restructure the Company’s capital structure. Based on the recommendation of the Special Committee, the Board of Directors rejected Private Equity Firm A’s proposal and suspended any further due diligence review or other engagement with Private Equity Firm A because the Board of Directors did not believe the private equity firm’s offer represented an appropriate value for the Company when adjusted for the value of contingent or potential liabilities which would substantially reduce the value of the offer below the stated value of $4.10 per Share.

At this time, Mr. Cowan and the Special Committee continued to be focused on raising capital to fund the redemption of the Company Preferred Stock. In addition to the Board of Directors considering the sale of the Company Capital Stock in an acquisition transaction, Mr. Cowan approached Private Equity Firm A and Private Equity Firm B to determine if they would potentially be willing to invest in the Company to facilitate the redemption of the Company Preferred Stock. Both indicated that they would consider this option.

On October 9, 2012, Mr. Cowan and Mr. Heasley spoke telephonically and then met in person in Crystal City, Virginia on October 16, 2012, to discuss ACI’s interest in exploring the possible acquisition of the Company.

On October 18, 2012, the Special Committee, with Morris Manning present, met to review the details of Mr. Cowan’s meeting with Mr. Heasley. At this meeting, the Special Committee instructed Mr. Cowan to request that ACI deliver an indication of interest in writing, which Mr. Cowan communicated to Mr. Heasley later that day.

On October 19, 2012, Mr. Heasley sent a letter to Mr. Cowan expressing ACI’s interest in pursuing the possible acquisition of the Company for an indicative price of $4.25 per Share plus an amount in cash equal to the preference amount of the Company Preferred Stock accrued to the date of the closing of the transaction (as calculated in accordance with the Certificate of Designations). In the letter, ACI requested a 30-day exclusivity period to conduct due diligence.

On October 22, 2012, the Board of Directors and Morris Manning met by teleconference to discuss ACI’s October 19, 2012 indication of interest. Members of the Special Committee and Mr. Cowan updated the Board of Directors regarding the terms in the letter and reviewed the near and longer-term financial and operating performance prospects of the Company. At this time, the Board directed Mr. Cowan to engage with ACI to discuss the terms and conditions of ACI’s indication of interest.

On October 24, 2012, Mr. Cowan had a call with Mr. Heasley on which Mr. Cowan indicated the Company’s willingness to consider ACI’s indication of interest.

On October 30, 2012, the Board of Directors, Morris Manning and Raymond James met telephonically and at the Company’s headquarters in Chantilly, Virginia. Raymond James presented an analysis of ACI’s October 19, 2012 indication of interest. The Board of Directors discussed the merits of the indication of interest in comparison to capital restructuring and refinancing alternatives related to the Company Preferred Stock. While no decision to pursue or not pursue a particular course of action was made at the meeting, it was the sense of the Board of Directors that ACI’s indication of interest might be more favorable than other alternatives available to the Company. Accordingly, the Board of Directors authorized Mr. Cowan, in conjunction with Mr. Layden, to further engage with ACI.

On November 9, 2012, a judgment was issued against the Company in the Stuckey Litigation. As the post-judgment motions and negotiations between the parties evolved, it became apparent that the Company would face a liability of at least $18 million to the plaintiffs, subject to final appeal. In order to appeal the judgment and avoid enforcement of the judgment, the Company posted a cash appeal bond in the amount of $18.3 million. On November 10, 2012, the Board and Morris Manning met by teleconference to discuss the ruling in the Stuckey Litigation and its implications for the Company’s discussions with ACI, and for Mr. Cowan’s planned trip to meet with Mr. Heasley at ACI’s headquarters in Florida. Mr. Cowan’s intent was to brief Mr. Heasley on the lawsuit and determine ACI’s interest in continuing the discussion between the two companies in light of this development.

On November 12, 2012, Mr. Cowan traveled to Florida to meet with Mr. Heasley to discuss the possible transaction, the Stuckey Litigation and other matters. Mr. Heasley indicated ACI’s willingness to continue the negotiations and reiterated ACI’s request for a 30-day period of exclusivity to conduct due diligence. Mr. Heasley also indicated to Mr. Cowan that, in light of the circumstances in the Stuckey Litigation, ACI would have to identify additional synergy value during due diligence in order to maintain the $4.25 per Share price in ACI’s October 19, 2012 indication of interest.

On November 13, 2012, the Special Committee met by teleconference to review the discussions between Mr. Cowan and Mr. Heasley. Certain other directors and members of management as well as a representative of Raymond James and Morris Manning attended the meeting. Mr. Cowan and the representative of Raymond James gave an update on the discussions with ACI and the Special Committee discussed terms and strategy for moving forward in the negotiations. The Special Committee requested that Raymond James contact certain other potential acquirers to determine their interest in a possible transaction with the Company. The decision was made to call a full Board of Directors meeting to discuss the content of the Confidentiality Agreement with ACI and ACI’s October 19, 2012 indication of interest, including its request for a period of exclusivity.

On November 15, 2012, the Board of Directors, Morris Manning and Raymond James met by teleconference to discuss the status of the discussions with ACI. The Board of Directors authorized Mr. Cowan, working in conjunction with Mr. Layden, to negotiate the terms of exclusivity between the Company and ACI after executing the Confidentiality Agreement. During this meeting, Raymond James advised the Board that during the last few months it had raised the Company as a potential strategic acquisition candidate to five different industry participants, including certain participants who had been contacted in 2011 about a possible transaction with the Company, but none of those participants had expressed significant interest in pursuing a possible acquisition. Later that day, the Company and ACI executed the Confidentiality Agreement.

On November 20, 2012, Mr. Cowan executed the Exclusivity Agreement with ACI, committing to an exclusivity period of 30 days. On that same day representatives of, the Company’s senior management team, ACI’s senior management team, Raymond James and Wells Fargo met in Reston, Virginia for a due diligence meeting to review the Company’s business and better understand and identify the possible synergies between the two companies. Following that due diligence meeting and between November 20, 2012 and January 2013, five in-person meetings and numerous calls occurred and emails were exchanged between the representatives of the two companies regarding ACI’s due diligence review of the Company.

On November 27, 2012, the Board of Directors and Morris Manning met by teleconference. The directors discussed the potential structure that ACI’s transaction might take, the fiduciary duties of the Board and the need of the Special Committee to obtain advice with respect to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received by such holders in a transaction from one or more financial advisors.

At telephonic meetings of the Board of Directors held on December 7, 2012 and December 11, 2012, Mr. Cowan, Raymond James and Morris Manning gave the Board updates on the progress of ACI’s ongoing due diligence efforts.

Additionally, in November 2012, the Company determined there was a cash deficit of approximately $4.5 million in its Princeton Biller and Banking operating accounts. The Company subsequently investigated this deficit and in January 2013 determined that approximately $3.8 million of the cash deficit originated prior to the Company’s acquisition of Princeton eCom in July 2006. The Company also determined that approximately $0.4 million originated during the 18 months from July 2006 through December 2007, and the remaining $0.3 million originated during fiscal year 2008. Since the portion of the deficit related to the Princeton eCom acquisition was identified greater than 12 months after the acquisition date, and the remaining amounts were not material for the applicable reporting periods, the Company intends to expense the full amount of the deficit in the fourth quarter of 2012. However, the Company was concerned about whether the existence of the deficit independently and together with the Stuckey Litigation and the Lawlor Litigation would impact ACI’s continued interest in acquiring the Company.

On December 18, 2012, Raymond James informed Wells Fargo about the deficit. On December 18, 2012, the Special Committee met with certain members of management and representatives of Morris Manning. Mr. Cowan provided an update of his discussions with Mr. Heasley and ACI’s interest in acquiring the Company. A representative of Morris Manning advised the Special Committee of its fiduciary duties and the Special Committee discussed the process and negotiation strategy. The Special Committee discussed investment bankers and instructed management to bring Raymond James into the discussions with ACI in order to assist with the negotiations and process. The Special Committee also instructed management to meet with Raymond James to discuss a possible discount to its success fee and Raymond James subsequently agreed to reduce its success fee in connection with a possible transaction. In light of the fact that Raymond James had been engaged by the Company for a substantial period of time, the Special Committee also discussed having a separate investment bank provide a fairness opinion rather than Raymond James in order to provide a new perspective with respect to a possible transaction. After discussing alternative investment banks, the Special Committee asked Mr. Cowan to contact SunTrust Robinson Humphrey, Inc. (“SunTrust Robinson Humphrey”) about a possible engagement to provide, if requested by the Special Committee, an opinion with respect to the fairness, from a financial point of view, to the holders of Shares of the per Share consideration to be received by such holders in the event the Company pursues a possible transaction. The Committee further discussed the selection of legal counsel in connection with its negotiations with ACI. Based on Morris Manning’s experience with and knowledge of the Company, as well as its experience in mergers and acquisitions and in the Company’s industry, the Special Committee determined to continue to use Morris Manning in the possible transaction.

On December 19, 2012, the Company, Raymond James and ACI had a due diligence discussion in which the Company provided more details regarding the deficit. ACI’s diligence process was expanded to include its engagement of an independent national accounting firm to provide a more extensive review of certain of the Company’s bill payment platforms and balance reconciliation processes. This additional diligence had the effect of extending the timeline towards execution of a definitive agreement, and ACI requested an extension of the exclusivity period.

On December 20, 2012, the Board of Directors, Morris Manning and Raymond James met by teleconference to discuss the status of the transaction with ACI and potentially extending the exclusivity period with ACI to take into account the extended timeline. The Board of Directors, after considering its fiduciary duties, decided to extend the exclusivity period, and Mr. Cowan then executed an amendment to the Exclusivity Agreement extending exclusivity to January 4, 2013, with the potential for an additional extension to January 11, 2013.

On December 28, 2012, Raymond James received a draft of the Transaction Agreement and form Shareholder Agreement from Wells Fargo that had been prepared by ACI’s outside legal counsel, Jones Day. Raymond James shared this draft with other representatives of the Company and Morris Manning for their review.

                On January 2, 2013, the Board of Directors, Raymond James and Morris Manning met by teleconference. Mr. Cowan and Raymond James provided an update on the progress of ACI’s ongoing due diligence efforts and Morris Manning reviewed the terms of the proposed Transaction Agreement and Shareholder Agreement. Mr. Cowan noted that ACI had completed much of its work, but that ACI had also indicated that it would require additional time to complete its due diligence, including to confirm the amount of the deficit described above. Mr. Cowan also noted that the Company had received a draft Transaction Agreement and Shareholder Agreement and that the Transaction Agreement was structured as a tender offer for the Company’s outstanding Shares and a separate acquisition of the Company Preferred Stock followed by a merger to consummate the complete acquisition of the Company. The draft Transaction Agreement did not contain an offer price. At that meeting, the Special Committee requested that Mr. Cowan engage SunTrust Robinson Humphrey to provide, if requested by the Special Committee, an opinion with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders (as defined below) of the per Share consideration to be received by such holders in the Offer and Merger pursuant to the Transaction Agreement. The Special Committee selected SunTrust Robinson Humphrey based on SunTrust Robinson Humphrey’s experience and reputation, SunTrust Robinson Humphrey’s knowledge of the Company and its industry, as well as the fact that SunTrust Robinson Humphrey did not have any material relationships with either the Company or ACI that the Special Committee believed would impair SunTrust Robinson Humphrey’s ability to provide the Special Committee with objective advice and could provide a new perspective with respect to the possible transaction, having not been involved in the substantial prior discussions and negotiations with a variety of other parties during the previous two years.

Also, on January 2, 2013, representatives of Wells Fargo indicated to a representative of Raymond James that ACI was considering a revised price of $3.60 per Share. The representative of Raymond James indicated that the $3.60 per Share price was too low and it was uncertain whether the Company would accept a price of less than $4.00 per Share.

On January 5, 2013, Morris Manning provided a revised draft of the Transaction Agreement to Jones Day.

On January 7, 2013, the Board of Directors met by teleconference to discuss the status of the transaction with ACI and potentially extending the exclusivity period with ACI. The Board of Directors agreed to extend the exclusivity period, and Mr. Cowan executed an amendment to the Exclusivity Agreement extending exclusivity to January 11, 2013.

Between January 7, 2013 and January 28, 2013, representatives of the Company and ACI met in-person and telephonically on a daily basis to discuss and resolve all remaining due diligence issues. In addition, during this period, counsel for the Company and ACI communicated regarding the documentation and exchanged drafts of the relevant documents.

On January 10, 2013, Morris Manning and Jones Day met by teleconference to discuss potential edits to the Transaction Agreement.

On January 10, 2013, an opinion in the appeal was entered against the Company in the Lawlor Litigation. The Supreme Court of Virginia issued a written opinion affirming the trial court’s decision with regard to liability, thereby affirming the award of damages in the principal amount of $5.3 million. The Supreme Court reversed the trial court’s decision to award attorneys’ fees and costs in the amount of $2.1 million, ruling that the trial court erred in determining that Mr. Lawlor’s severance agreement entitled him to legal fees for claims that were not related to breach of that agreement. The court remanded the case to the trial court for recalculation of the fee award.

Following the order in the Lawlor Litigation, management advised the Board of Directors that the judgments in the Stuckey Litigation and the Lawlor Litigation had reduced the Company’s cash balance by approximately $26 million. This reduced the Company’s ability to invest in its strategic growth plan (the “Strategic Growth Plan”), which would constrain future growth and increase customer concerns regarding the Company’s financial stability, which was making it increasingly difficult to attract and retain customers. Additionally, the substantial reduction in cash reduced the amount of funds legally available to redeem the Preferred Shares thereby making it more difficult to structure a transaction that would allow a full redemption of the Company Preferred Stock.

On January 10, 2013, at the request of representatives of Raymond James for clarification as to ACI’s then-current position on pricing, representatives of Wells Fargo indicated that ACI was prepared to offer $3.60 per Share. Representatives of Raymond James reaffirmed that they believed that the Company was not prepared to accept a proposal below $4.00 per Share. The representatives of the financial advisors agreed that the CEOs of the two companies should meet to discuss the price.

On January 11, 2013, Jones Day provided a revised draft of the Transaction Agreement to Morris Manning. In addition, on January 11, 2013, the Exclusivity Agreement expired pursuant to its terms and was not extended.

On January 12, 2013, Mr. Cowan received a phone call from Private Equity Firm B. Mr. Cowan discussed the potential for the private equity firm to make an investment in the Company in connection with the refinancing of the Company Preferred Stock. Private Equity Firm B agreed to consider the potential transaction.

On January 14, 2013, Mr. Cowan met with Mr. Heasley at ACI’s headquarters to continue the discussions between the two companies and to have a direct dialogue regarding the purchase price of the Shares. Mr. Heasley informed Mr. Cowan that ACI had lowered its indicated price due to the results of ACI’s due diligence examination and developments affecting the Company since ACI submitted ACI’s initial indication of interest in October 2012. In this regard, Mr. Heasley indicated that ACI’s due diligence review, although not complete, indicated that the Company’s liability for the account imbalance appeared likely to be within the range estimated by the Company in mid-December, but ACI’s due diligence had not identified synergy values sufficient in its view to entirely offset the effects of the Stuckey Litigation. Mr. Heasley indicated that ACI would be willing to pay $3.60 per Share, subject to satisfaction of the remaining due diligence. Mr. Cowan indicated that he did not believe that price would be acceptable to the Company.

On January 15, 2013, the Board of Directors, Morris Manning and Raymond James met by teleconference. Mr. Cowan, Morris Manning and Raymond James provided an update on the status of the possible transaction with ACI. Additionally, Mr. Cowan updated the Board on the details of his phone call with Private Equity Firm B on January 12, 2013, and his meeting with Mr. Heasley the prior day and described ACI’s indication at $3.60 per Share. Morris Manning provided an update on the status of the Transaction Agreement and the Shareholder Agreement. At this time, the Board of Directors authorized Mr. Cowan to negotiate with Mr. Heasley in an attempt to achieve a possible higher price per Share.

On January 15, 2013, Raymond James contacted Strategic Acquirer A to determine whether it would have any interest in pursuing an acquisition of the Company at this time. Strategic Acquirer A took this under advisement, but subsequently informed Raymond James on January 16, 2013, that it was not prepared to pursue a transaction with the Company at the time due to issues it discovered in due diligence, including its belief that the Company would need to update its technology and operating platforms.

Shortly after the exclusivity period had expired on January 11, 2013, the Company was also contacted by Private Equity Firm A and Raymond James was contacted by Private Equity Firm C. Each firm said that it had performed further work to determine how it might make an offer to redeem the Company Preferred Stock. Mr. Cowan and Raymond James indicated to each firm that there was a small window of time to present a proposal to the Board of Directors that could provide a redemption alternative to a sale of the Company.

On January 19, 2013, the Company received an investment proposal from Private Equity Firm A that would have enabled the Company to redeem the Company Preferred Stock with a combination of $75 million of new debt and $70 million of participating preferred stock to be issued to Private Equity Firm A and another private equity firm with which Private Equity Firm A was proposing to partner. On January 20, 2013, Mr. Cowan received an investment proposal from Private Equity Firm B that would have also enabled the Company to redeem the Company Preferred Stock. Among other terms, the proposal contemplated the issuance of $140 million in Series B convertible preferred stock that would have required stockholder approval.

On January 22, 2013, Mr. Cowan called Mr. Heasley to discuss the price in a possible transaction with ACI. After a thorough negotiation, Mr. Heasley indicated that ACI’s best and final offer would be $3.85 per Share, and said that he was prepared to recommend that price to ACI’s board of directors. Mr Cowan informed Mr. Heasley that he would take the proposal of $3.85 per Share to the Special Committee and the Board and that he was prepared to recommend it for approval. The Special Committee met later that day and Mr. Cowan informed the Special Committee, Morris Manning and Raymond James of this discussion. Mr. Cowan also made the Board of Directors aware of the proposals from Private Equity Firm A and Private Equity Firm B to redeem the Company Preferred Stock in full. Raymond James presented an analysis comparing the three proposals to assist the Board of Directors in its decision-making process. The Special Committee concluded that, based on the dilutive effects on common stockholders of new preferred stock, the cash flow demands of principal and interest payments, the Company’s financial projections, and the fact that both financing proposals were subject to significant remaining due diligence and uncertainty as to funding, conditions and readiness to close, ACI’s fully-funded offer that was not subject to material remaining due diligence represented a superior alternative for the Company’s common stockholders than the two financing proposals if the Transaction Agreement could be negotiated to reflect an acceptable level of closing certainty.

On January 23, 2013, the Board of Directors, Morris Manning and Raymond James met telephonically. Mr. Cowan and the Special Committee provided an update on the status of the possible transaction with ACI and the two financing proposals. During that meeting, the Special Committee after a discussion of its fiduciary duties and the merits of the proposal indicated that, subject to the satisfactory resolution of the outstanding contractual issues and its final review of the proposed transaction with the assistance of its legal and financial advisors, the Special Committee believed it would be in a position to recommend that the Board accept ACI’s proposal. The Special Committee and Board instructed Mr. Cowan, Morris Manning and Raymond James to work with ACI to try to resolve the outstanding contractual issues, including limiting the number and type of closing conditions.

TCP and Milbank received a draft of the Shareholder Agreement(s) on January 24, 2013 and then negotiated the Shareholder Agreements directly with Jones Day from January 24, 2013 until January 30, 2013 (when signed).

From January 25, 2013 through January 30, 2013, Morris Manning and Jones Day continued negotiation of the Transaction Agreement and related documentation. On January 26, 2013, Michael Leitner, a director of the Company and a Managing Partner of TCP, contacted a representative of Wells Fargo to attempt to negotiate a higher price for the Shares. The representative of Wells Fargo informed Mr. Leitner that ACI declined to entertain further discussions regarding a higher price and reaffirmed its price of $3.85 per Share.

On January 27, 2013, the Special Committee met telephonically to discuss the proposed Transaction and management and representatives of Morris Manning, Abrams & Bayliss and Raymond James participated. Counsel provided an update on the negotiations with ACI and discussed the open issues for the Special Committee’s consideration. After discussion which included questions asked to counsel and to Raymond James and answered, the Special Committee provided guidance to its advisors in regards to responses to the open issues. At this point, management left the meeting and the Special Committee discussed a proposal by ACI to the effect that, while there was no assurance from ACI of continued employment or levels of compensation for the Company’s executive officers post-acquisition, to the extent that the executive officers continued to be employed after the transaction they would be treated in the same manner as comparable ACI executive officers as to severance and change of control benefits. A representative of Morris Manning explained ACI’s proposal, including that it would result in higher compensation being paid to the Company’s executive officers than would be provided under the Company’s policies and agreements. After discussion, the Special Committee declined ACI’s proposal and it was subsequently withdrawn.

                On January 29, 2013, the Special Committee met to review and consider the proposed transaction with ACI. At the request of the Special Committee, certain members of management and representatives of Morris Manning, Abrams & Bayliss, Raymond James and SunTrust Robinson Humphrey also attended the meeting. At that meeting, the Special Committee and its legal counsel and Raymond James reviewed the terms of the Transaction Agreement and the open issues as well as the process for completing the proposed transactions. At the request of the Special Committee, representatives of SunTrust Robinson Humphrey then reviewed and discussed SunTrust Robinson Humphrey’s preliminary financial analyses with respect to the Company and the Offer and Merger with the Special Committee. Following further discussion among the members of the Special Committee regarding the proposed transaction, the Special Committee agreed to reconvene on January 30, 2013 to continue its review and consideration of the proposed transaction with ACI.

On January 30, 2013, the Special Committee met to continue its review and consideration of the proposed transaction with ACI. At the Special Committee’s request, representatives of Morris Manning, Abrams & Bayliss, Raymond James and SunTrust Robinson Humphrey, the other directors of the Company and certain members of the Company’s management team also attended the meeting. Representatives of Morris Manning advised the directors of their fiduciary duties and reviewed in detail the terms of the Transaction Agreement and Shareholder Agreements with the Board of Directors and answered questions from the Board of Directors about the Transactions. A representative of Raymond James discussed Raymond James’ views of the Transactions and the process. Representatives of SunTrust Robinson Humphrey then reviewed and discussed its financial analyses with respect to the Company and the Offer and Merger with the Special Committee. Thereafter, at the request of the Special Committee, SunTrust Robinson Humphrey rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated the same date) with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price ($3.85) to be received by such holders of Shares in the Offer and the Merger pursuant to the Transaction Agreement. As used in the opinion of SunTrust Robinson Humphrey and this Schedule 14D-9, “Unaffiliated Stockholders” means the holders of Shares other than ACI, Purchaser, TCP and their respective affiliates. After extensive discussions regarding the proposed terms of the Transactions and the Transaction Agreement and the Shareholder Agreements, the Special Committee unanimously approved the Transaction Agreement and the Transactions and resolved to recommend that the Board of Directors approve the Transaction Agreement and recommend that holders of Shares tender their Shares in the Offer and, if necessary, vote their Shares of in favor of the Merger. Immediately following the meeting of the Special Committee, the Board of Directors met to consider the recommendation of the Special Committee and, following a review and discussion of the Special Committee’s recommendation, the terms of the Transaction Agreement, Shareholder Agreements and the Transactions, and the factors discussed below under “Reasons for the Recommendation of the Company’s Board of Directors” below, the Board of Directors unanimously voted to approve the Transaction Agreement and the Transactions and to recommend that holders of Shares tender their Shares in the Offer and, if necessary, vote their Shares of in favor of the Merger.

Following the approval of the boards of directors of the Company and ACI, the parties executed the Transaction Agreement on January 30, 2013, and published a joint press release announcing the transaction before the opening of trading the next day.

On January 31, 2013, each of the Company and ACI filed with the SEC a Form 8-K which disclosed the fact that the parties had entered into the Transaction Agreement and communicated information about the upcoming Offer.

On February 8, 2013, ACI filed with the SEC its Schedule TO.

Reasons for the Recommendation of the Board of Directors

THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE, AFTER THOROUGH CONSIDERATION OF THE OFFER AND THE TRANSACTION AGREEMENT AND CONSULTATION WITH ITS LEGAL COUNSEL AND FINANCIAL ADVISORS, UNANIMOUSLY (1) DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTION AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY’S STOCKHOLDERS; (2) APPROVED THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTION AGREEMENT; AND (3) DETERMINED TO RECOMMEND THAT THE COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

In evaluating the Transaction Agreement and the Transactions, including the Offer and the Merger, the Board of Directors and the Special Committee consulted with the Company’s advisors and senior management, and considered a number of factors in determining that the Offer is in the best interests of the Company’s stockholders and to recommend that all holders of the Shares tender their Shares pursuant to the Offer, including the following:

•

The $3.85 per Share price to be paid to common stockholders in the Offer and the Merger represents a premium of approximately 87.8% over the closing stock price of the Shares on January 25, 2013, and a premium of 79.9%, 67.4% and 43.7% to the closing stock price one week, one month and one year, respectively, prior to January 25, 2013 (the last trading day before the date materials were provided by SunTrust Robinson Humphrey to the Special Committee in advance of its meeting on January 29, 2013), and an 85.1% premium over the $2.08 closing price per Share on January 29, 2013;

•

The holder of the Company Preferred Stock has the right to exercise a put option to cause the Company to redeem the Company Preferred Stock in July 2013 for approximately $129.1 million, which the Company lacks sufficient capital to redeem. The holders of the Company Preferred Stock had informed the Company that they currently intended to exercise this put right in July 2013. The Company was unsuccessful in reaching an agreement with the holder of the Company Preferred Stock to restructure or refinance the Company Preferred Stock on terms that are more favorable to the Company’s common stockholders than the Offer Price ($3.85). Further, the Board believes that if the Company Preferred Stock is not fully redeemed or refinanced by July 2013, there is a high probability that the holders of Company Preferred Stock will initiate legal proceedings against the Company, which could have a material adverse impact on the Company’s stock price, business, financial condition and results of operations;

•

The Company and its representatives have discussed the potential acquisition of the Company with approximately 30 strategic and financial buyers during 2011, 2012 and 2013 and none of these discussions yielded a proposal superior to the $3.85 Offer Price;

•	The risk related to the Company’s retention of existing customers and ability to secure new customers in light of the pending maturity date of the Company Preferred Stock;

•	The Company has been unsuccessful in divesting its banking business as a means of raising capital to redeem the Company Preferred Stock;

•	The risk of a dispute with the holders of the Company Preferred Stock in the event that the Company fails to redeem the Company Preferred Stock in July 2013;

•

The recent uses of cash for actual and potential legal and other liabilities has severely depleted the Company’s cash balance. As a result, the Company would be reliant upon securing new sources of financing in order to continue to operate on a stand-alone basis, and the Company had experienced a lack of success in securing new sources of financing on favorable terms;

•

The depletion of the Company’s cash balance has also limited the Company’s ability to invest in the strategic growth plan, which makes it challenging for the Company to achieve its growth objectives and increase shareholder value;

•

The Company’s auditors could issue a report questioning the Company’s ability to continue as a “going concern” because of the right for the holder of the Company Preferred Stock to exercise the put option for their shares to the Company for approximately $129.1 million in July 2013 and due to the Company’s depleted cash reserves, which the Company expects would have a material adverse impact on its stock price, business, financial condition and results of operations;

•

The financial analyses reviewed and discussed with the Special Committee by representatives of SunTrust Robinson Humphrey as well as the oral opinion of SunTrust Robinson Humphrey rendered to the Special Committee on January 30, 2013 (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated the same date) that, based on the assumptions and qualifications described below, the Offer Price of $3.85 to be received by the Unaffiliated Stockholders in the Offer and the Merger pursuant to the Transaction Agreement was fair from a financial point of view to the Unaffiliated Stockholders;

•

The assessment of the Special Committee and the Board of the factors, assumptions and methodologies underlying the SunTrust Robinson Humphrey financial analyses reviewed and discussed with the Special Committee;

•

The value of the consideration to be received by the Company’s common stockholders under the Transaction Agreement, as well as the fact that stockholders will receive the consideration all in cash, which provides certainty of value to the common stockholders as compared to the uncertain value of the Shares in a refinancing or restructuring transaction in which the common stockholders would be diluted and subordinated to a new preferred stock and/or new credit facility;

•	The terms and conditions of the Transaction Agreement, including:

•

The ability of the Board of Directors, under certain circumstances, to furnish information to and conduct negotiations with a third party and, upon the payment of a termination fee of $8.0 million to ACI, to terminate the Transaction Agreement and accept a superior proposal;

•

The Board of Directors’ belief that the $8.0 million termination fee payable to ACI is reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a competing proposal; and

•	The limited conditions to ACI’s obligation to complete the transaction, including the lack of a financing condition;

•

Although ACI’s initial indication of interest before due diligence was $4.25 per Share, as part of the negotiation process, the Board of Directors was able to obtain a price increase from ACI from $3.60 per Share to a final price of $3.85 per Share;

•

The Offer Price of $3.85 per Share represents an increase of $0.60 per share over the non-binding proposal received in October 2011 to purchase the Company for $3.25 per Share and an increase of $0.45 per Share over the non-binding proposal received from Private Equity Firm A in October 2012 after estimating the impact of the Lawlor Litigation and the Stuckey Litigation on the price per Share that Private Equity Firm A would be willing to pay, and that Private Equity Firm A had not determined that it would be willing to assume these liabilities;

•

Because of the depletion of the Company’s cash balance and the limitation that only “funds legally available” can be used to redeem the Company Preferred Stock, in order to redeem the Company Preferred Stock the Company would need to raise additional capital through a sale of assets or an issuance of new Company Capital Stock as well as additional borrowings, all of which could be significantly dilutive to the Company’s current common stockholders;

•

The proposals to refinance the Company Preferred Stock that the Company received in January 2013 would have had significant dilutive effects on common stockholders, placed significant cash flow demands of principal and interest payments upon the Company, were subject to significant remaining due diligence and were uncertain as to conditions and readiness to close;

•	The existing conditions and activity in the financial markets; and

•	Historical, current and projected financial information concerning the Company’s business and industry.

•

In the course of their deliberations, the Special Committee and the Board of Directors also considered a variety of risks and other countervailing factors weighing negatively against the Transactions, including:

•	The risks and costs to the Company if the Transactions do not close, including the diversion of management and employee attention, employee attrition, and the effect on business relationships;

•

The restrictions that the Transaction Agreement imposes on actively soliciting competing bids, and the fact that the Company would be obligated to pay the $8.0 million termination fee to ACI under certain circumstances;

•	The fact that the Company will no longer exist as an independent, stand-alone company and its stockholders will no longer participate in the projected future growth in profitability of the Company;

•	The possibility that the Company might be more valuable in the future if it meets or exceeds management’s current projections for increased profits; and

•	The fact that gains from an all-cash transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive, but it does set forth the principal factors considered by the Special Committee and the Board of Directors. The Board of Directors reached the unanimous conclusion to approve the Transaction Agreement in light of the various factors described above and other factors that each member of the Board of Directors felt were appropriate. In view of the wide variety of factors considered by the Board of Directors in connection with its evaluation of the Transaction Agreement and the Transactions and the complexity of these matters, the Board of Directors did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board of Directors. Rather, the Board of Directors made its recommendation based on the totality of information presented to, and the investigation conducted by, it and the Special Committee. In considering the factors discussed above, individual directors may have given different weights to different factors.

Opinion of Financial Advisor

The Company retained SunTrust Robinson Humphrey to provide the Special Committee with an opinion with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Transaction Agreement. On January 30, 2013, SunTrust rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey’s written opinion dated the same date) with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Transaction Agreement.

SunTrust Robinson Humphrey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Transaction Agreement and did not address any other aspect or implication of the Offer, Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, any aspect or implication of the Shareholder Agreements or the consideration for the Company Preferred Stock. The summary of SunTrust Robinson Humphrey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by SunTrust Robinson Humphrey in preparing its opinion. However, neither SunTrust Robinson Humphrey’s written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 is intended to be, and they do not constitute, a recommendation to the Special Committee, the Board, any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Offer, Merger or otherwise, including whether holders of Shares should tender their Shares in the Offer.

In connection with its opinion, SunTrust Robinson Humphrey conducted such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, SunTrust Robinson Humphrey reviewed:

•	a draft, dated January 30, 2013, of the Transaction Agreement;

•	a draft, dated January 30, 2013, of the Shareholder Agreement to be executed by the funds of TCP (referred to in the attached fairness opinion as the “Support Agreement”);

•	certain publicly available business and financial information relating to the Company;

•

certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of the Company made available to SunTrust Robinson Humphrey by the Company, including (a) financial projections (and adjustments thereto) prepared by or discussed with the management of the Company relating to the Company for the years ending 2012 through 2016 (the “Projections”) and (b) estimates of the Company’s net operating loss tax carryforwards (“NOLs”) and estimates of the Company’s ability to utilize such NOLs to achieve tax savings on a standalone basis (the “Estimated NOL Tax Savings”);

•	the financial and operating performance of the Company as compared to that of other companies with publicly traded equity securities that SunTrust deemed relevant; and

•	the publicly available financial terms of certain transactions that SunTrust deemed relevant.

SunTrust Robinson Humphrey also had discussions with certain members of the senior management of the Company and with certain of the Company’s representatives and advisors regarding the business, financial condition, results of operations, and prospects of the Company, the Offer and the Merger and undertook such other studies, analyses and investigations as SunTrust Robinson Humphrey deemed appropriate. Among other things, management of the Company advised SunTrust Robinson Humphrey that (a) the holder of the outstanding shares of Company Preferred Stock has the right to request that the Company redeem all, or any part, of the outstanding shares of Company Preferred Stock at any time on or after July 3, 2013 at a redemption value of 115% of the face value of the Company Preferred Stock, plus an accruing amount and an escalation accrual (each as set forth in the certificate of designation of the Company Preferred Stock); (b) in the event the holder of the outstanding shares of Company Preferred Stock elects to cause the Company to redeem its shares of Company Preferred Stock, the Company anticipates that it will not have the necessary funds legally available to fully redeem the outstanding shares of Company Preferred Stock and may not have the ability to raise funds for that purpose on favorable terms or at all; (c) if the holder of the outstanding shares of Company Preferred Stock exercises its right to redemption on or after July 3, 2013, such exercise and the resulting obligations of the Company with respect to the exercise could have a material adverse impact on the market price of shares of common stock and the business, financial condition and results of operations of the Company; and (d) unless the Company is able to renegotiate the terms of the Company Preferred Stock or otherwise raise the funds for redemption in advance of the redemption date, the Company may experience a material adverse impact on the market price of shares of common stock and the business, financial condition and results of operations of the Company in advance of the redemption date.

The Company also advised SunTrust Robinson Humphrey, and SunTrust Robinson Humphrey at the Company’s direction assumed, that for purposes of the certificate of designation of the Company Preferred Stock (a) the consummation of the Offer and the Preferred Stock Sale would constitute a “Change of Control” as defined in the such certificate of designation; (b) a liquidation, dissolution or winding up of the Company would be deemed to result from a Change in Control; (c) in the event of any liquidation, dissolution or winding up of the Company, the holders of Company Preferred Stock would be entitled to be paid out of the assets of the Company available for distribution an amount per share of Company Preferred Stock (the “Preferred Stock Preference Amount”) determined in accordance with the certificate of designation, and (d) the Preferred Stock Consideration was equal to the Preferred Stock Preference Amount per share of Company Preferred Stock payable to the holders of Company Preferred Stock upon such Change of Control.

SunTrust Robinson Humphrey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. SunTrust Robinson Humphrey’s role in reviewing such data, material and other information was limited solely to performing such review as it deemed necessary and appropriate to support the opinion, and such review was not conducted on behalf of the Company or any other person. In addition, management of the Company advised SunTrust Robinson Humphrey, and SunTrust Robinson Humphrey assumed, that (i) the Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial results and condition of the Company; (ii) the NOLs and Estimated NOL Tax Savings were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the amount of such NOLs and Estimated NOL Tax Savings; and (iii) the Estimated NOL Tax Savings were a reasonable basis on which to evaluate the NOLs. SunTrust Robinson Humphrey expressed no opinion with respect to the Projections, the NOLs, the Estimated NOL Tax Savings or the assumptions on which they were based. SunTrust Robinson Humphrey further relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to SunTrust Robinson Humphrey except for such changes as would not be material to its analyses or opinion, and that there was no information or any facts that would make any of the information discussed with or reviewed by SunTrust Robinson Humphrey incomplete or misleading.

SunTrust Robinson Humphrey also relied upon and assumed without independent verification that (i) the representations and warranties of all parties to the Transaction Agreement were true and correct; (ii) each party to the Transaction Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Transaction Agreement; (iii) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof; (iv) the Offer and the Merger will be consummated in accordance with the terms of the Transaction Agreement without waiver, modification or amendment of any term, condition or agreement therein; (v) the sale of Company Preferred Stock pursuant to the Shareholder Agreements to be executed by the funds of TCP will be consummated in accordance with the terms of the applicable Shareholder Agreements without waiver, modification or amendment of any term, condition or agreement therein; and (vi) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the expected benefits of the Offer and the Merger. In addition, SunTrust Robinson Humphrey also assumed that the Transaction Agreement, when executed by the parties thereto, would conform to the draft reviewed by SunTrust Robinson Humphrey in all respects material to its analysis and opinion.

Furthermore, in connection with the opinion, SunTrust Robinson Humphrey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, or the Company Preferred Stock, nor was SunTrust Robinson Humphrey provided with any such appraisal or evaluation. SunTrust Robinson Humphrey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject. In that regard, SunTrust Robinson Humphrey relied upon the assessments of management of the Company with respect to the Company’s potential liability with respect to the Lawlor Litigation, the Stuckey Litigation and the deficiency in the Company’s Biller and Banking operating accounts, and at the Company’s direction, SunTrust Robinson Humphrey assumed that such assessments including the amounts escrowed, reserved or otherwise reflected on the financial statements of the Company as an accrued expense with respect to such liabilities and deficiency, were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to such liabilities and deficiencies, including the amounts thereof, and SunTrust Robinson Humphrey expressed no opinion with respect to such assessments, estimates or amounts or the assumptions on which they were based.

SunTrust Robinson Humphrey was not requested to, and did not (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Offer and the Merger, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Offer and the Merger; (b) negotiate the terms of the Offer and the Merger; or (c) advise the Special Committee, the Board or any other party with respect to alternatives to the Offer and the Merger. The opinion was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to SunTrust Robinson Humphrey as of, the date of the opinion. SunTrust Robinson Humphrey has no obligation to update, revise, reaffirm or withdraw the opinion or otherwise comment upon events occurring or information that becomes available after the date of the opinion.

                The opinion only addresses the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by the Unaffiliated Stockholders in exchange for their Shares in the Offer and the Merger pursuant to the Transaction Agreement and does not address any other aspect or implication of the Offer, the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, any aspect or implication of the Shareholder Agreements or the consideration for the sale of the Company Preferred Stock. SunTrust Robinson Humphrey was not requested to opine as to, and did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Offer and the Merger; (ii) the form, structure or any other portion or aspect of, the Offer and the Merger; (iii) the fairness of any portion or aspect of the Offer and the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last paragraph of the opinion; (iv) the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage; (v) the fairness of any portion or aspect of the Offer and the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents); (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer and the Merger; (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Offer and the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer and the Merger, any class of such persons or any other party, relative to the Offer Price or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. SunTrust Robinson Humphrey assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, SunTrust Robinson Humphrey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board of Directors, the Company and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Offer and the Merger.

The opinion was furnished for the use of the Special Committee and the Board of Directors (in their capacities as such) in connection with their evaluation of the Offer and the Merger and may not be used for any other purpose without SunTrust Robinson Humphrey’s prior written consent. The opinion should not be construed as creating any fiduciary duty on the part of SunTrust Robinson Humphrey to any party. The opinion is not intended to be, and does not constitute, a recommendation to any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Offer and the Merger or otherwise, including whether holders of the Shares should tender their Shares in the Offer.

In preparing its opinion to the Special Committee, SunTrust Robinson Humphrey performed a variety of analyses, including those described below. The summary of SunTrust Robinson Humphrey’s financial analyses provided below is not a complete description of the analyses underlying SunTrust Robinson Humphrey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither SunTrust Robinson Humphrey’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. SunTrust Robinson Humphrey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, SunTrust Robinson Humphrey believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, SunTrust Robinson Humphrey considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in SunTrust Robinson Humphrey’s analyses for comparative purposes is identical to the Company or the Offer and the Merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, SunTrust Robinson Humphrey did not make separate or quantifiable judgments regarding individual analyses. The implied valuation reference ranges per Share and implied enterprise value multiples indicated by SunTrust Robinson Humphrey’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the Company’s control and the control of SunTrust Robinson Humphrey. Much of the information used in, and accordingly the results of, SunTrust Robinson Humphrey’s analyses are inherently subject to substantial uncertainty.

SunTrust Robinson Humphrey’s opinion and analyses were provided to the Special Committee in connection with its evaluation of the Offer and Merger and were among many factors considered by the Special Committee in evaluating the Offer and the Merger. Neither SunTrust Robinson Humphrey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Special Committee with respect to the Offer and the Merger.

The following is a summary of the material financial analyses performed by SunTrust Robinson Humphrey in connection with its opinion rendered to the Special Committee on January 30, 2013. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of SunTrust Robinson Humphrey’s analyses.

For purposes of its analyses, SunTrust Robinson Humphrey reviewed a number of financial metrics including:

•

Enterprise Value – generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	Adjusted EBITDA – generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items.

Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of January 28, 2013, and estimates of financial performance for the Company for the years ending December 31, 2012 to 2016 were based on the Projections. Estimates of future financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies. For purposes of the discounted cash flow analysis described below, SunTrust Robinson Humphrey assumed a net present value of the Estimated NOL Tax Savings of $7.7 million based on the NOLs and Estimated NOL Tax Savings information provided to it by the Company management and stock based compensation was not treated as a cash expense.

Selected Companies Analysis

SunTrust Robinson Humphrey considered certain financial data for the Company and selected companies with publicly traded equity securities SunTrust Robinson Humphrey deemed relevant. Although none of the selected companies is identical to the Company, the selected companies were selected because they were deemed to be similar to the Company in one or more respects, including the nature of their business, size, diversification, distribution platform, financial performance and geographic concentration.

The financial data for the selected companies reviewed included:

•	Enterprise Value as a multiple of estimated adjusted EBITDA for fiscal year 2012, or FY 2012E adjusted EBITDA; and

•	Enterprise Value as a multiple of estimated adjusted EBITDA for fiscal year 2013, or FY 2013E adjusted EBITDA.

The selected companies with publicly traded equity securities and resulting multiples were:

•	ACI Worldwide, Inc.
•	Computer Services, Inc.
•	Bottomline Technologies (de), Inc.*
•	Fidelity National Information Services, Inc.
•	Fiserv, Inc.
•	Jack Henry & Associates Inc.
•	Lender Processing Services, Inc.
•	Moneygram International Inc.
•	Official Payments Holdings, Inc.
•	The Western Union Company

*	Outlier, excluded from summary statistics because the selected company was deemed distinguishable from the other companies considered in the selected companies analyses in one or more respects including, without limitation, the nature of its business.

	EV/FY 2012E Adjusted EBITDA	EV/FY 2013E Adjusted EBITDA
75% Quartile	10.0x	9.2x
25% Quartile	6.9x	6.9x
Mean	8.8x	8.1x
Median	8.5x	8.3x

Taking into account the results of the selected companies analysis, SunTrust Robinson Humphrey applied a multiple range of 6.5x to 8.5x to the Company management’s estimate of FY 2012E adjusted EBITDA and a multiple range of 6.3x to 8.3x to the Company management’s estimate of FY 2013E adjusted EBITDA, which resulted in implied valuation reference ranges of $2.69 to $4.66 and $2.37 to $4.32 per Share, respectively, as compared to the proposed Offer Price of $3.85 in the Offer and the Merger.

Selected Transactions Analysis

SunTrust Robinson Humphrey also considered the financial terms of certain business combinations and other transactions SunTrust Robinson Humphrey deemed relevant. Although none of the selected transactions is identical to the Offer and the Merger, the selected transactions were selected because the target companies were deemed to be similar to the Company in one or more respects, including the nature of their business, size, diversification, distribution platform, financial performance and geographic concentration. The financial data for the selected transactions reviewed included the implied Enterprise Value (based on the purchase price paid in the transaction) as a multiple of the target company’s LTM adjusted EBITDA. The selected transactions and resulting multiples were:

Date Announced	Acquiror	Target
01/2013	Fiserv, Inc.	Open Solutions Inc.
12/2012	Siris Capital Group, LLC	TNS, Inc.
03/2012	Vista Equity Partners	Misys plc
09/2011	BankServ, Inc.	Fundtech, Ltd.
07/2011	ACI Worldwide, Inc.	S1 Corporation*
05/2010	Jack Henry & Associates	iPay Technologies
08/2009	Jack Henry & Associates	Goldleaf Financial Solutions
03/2009	Fidelity National Information Systems, Inc.	Metavante Technologies, Inc.
01/2009	Tier Technologies Inc.	ChoicePay, Inc.

*	Outlier, excluded from summary statistics because the target company in the selected transaction was deemed distinguishable from the other target companies considered in the selected transactions analyses in one or more respects including, without limitation, the substantial synergies projected to be achieved as a result of the selected transaction.

Enterprise Value / LTM Adjusted EBITDA
75% Quartile	13.4x
25% Quartile	7.3x
Mean	10.6x
Median	10.5x

Taking into account the results of the selected transactions analysis, SunTrust Robinson Humphrey applied a multiple range of 8.5x to 10.5x to the Company’s FY 2012E adjusted EBITDA, which resulted in an implied valuation reference range of $4.61 to $6.57 per Share, as compared to the Offer Price of $3.85 in the Offer and the Merger.

Discounted Cash Flow Analysis

SunTrust Robinson Humphrey also performed a discounted cash flow analysis of the Company using the Projections. In performing this analysis, SunTrust Robinson Humphrey applied discount rates ranging from 15.7% to 17.7%, taking into account the Company’s weighted average cost of capital, size and comparability to similarly sized companies, and SunTrust Robinson Humphrey’s professional judgment, and terminal multiples of FY 2016E adjusted EBITDA ranging from 6.5x to 8.5x, taking into account the results of the selected companies analysis and its professional judgment. This analysis resulted in an implied valuation reference range of $3.40 to $5.59 per Share as compared to the proposed per Share consideration of $3.85 in the Offer and the Merger.

Other Considerations: Premiums Paid Analysis

SunTrust Robinson Humphrey also considered the premiums paid in certain transactions based on the closing prices per share of common stock of the target companies in such transactions one trading day, seven trading days and 30 trading days prior to the public announcement of such transactions. Such analyses indicated:

	1 Trading Day	7 Trading Days	30 Trading Days
	Prior	Prior	Prior
75% Quartile	44.3%	53.2%	53.7%
25% Quartile	16.3%	19.0%	21.9%
Mean	38.6%	43.8%	47.9%
Median	31.0%	37.4%	35.7%

Taking into account the results of the premiums paid analysis, SunTrust Robinson Humphrey applied a premium range of 21.9% to 53.7% to the closing price of Shares on December 12, 2012, which resulted in an implied valuation reference range of $2.80 to $3.54 as compared to the proposed Offer Price of $3.85 in the Offer and the Merger.

Other Matters

At the request of the Special Committee, the Company retained SunTrust Robinson Humphrey to provide the Special Committee with an opinion with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Transaction Agreement. The Special Committee selected SunTrust Robinson Humphrey based on SunTrust Robinson Humphrey’s experience and reputation and SunTrust Robinson Humphrey’s knowledge of the Company and its industry. SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) have in the past provided and are currently providing investment banking and other financial services to the Company including, during the past two years, having been a participant lender under the Company’s revolving credit facility. SunTrust Robinson Humphrey and its affiliates may also have in the past provided, and may in the future provide, investment banking and other financial services to the Company, ACI and certain of their affiliates for which SunTrust Robinson Humphrey have received and would expect to receive, compensation. SunTrust Robinson Humphrey is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, SunTrust Robinson Humphrey and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, ACI, their affiliates and any other company that may be involved in the Transactions, as well as provide investment banking and other financial services to such companies. In addition, SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company, ACI and their affiliates.

Projected Financial Information

Although the Company makes public certain projections as to future performance, including with respect to revenue and Adjusted EBITDA, such projections are limited. The Company is including additional prospective financial information herein because such information was made available to the Board, the Special Committee, Raymond James and SunTrust Robinson Humphrey in connection with the Board’s and Special Committee’s assessment of strategic alternatives. These projections include estimates of revenue, Adjusted EBITDA, net income and free cash flow for the fiscal years 2012 through 2016. The estimated financial information for fiscal 2012 is considered prospective and an estimate due to the fact that the Company has not yet completed its actual financial statements for such period. As a result, actual results may vary from the estimates.

While presented with specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, competitive, regulatory, litigation, market and financial conditions, foreign currency or investments, and other future events, as well as matters specific to the Company’s business, such as a decrease in demand for its products and services, competition and levels of operating expenses, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information reflects subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and frequent revisions attributable to the volatility of the Company’s industry and based on actual experience and business developments. As such, the unaudited prospective financial information constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and in the Company’s other filings with the SEC. The unaudited prospective financial information may not, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such. The Company’s stockholders are urged to review the Company’s most recent filings with the SEC for a description of risk factors with respect to the Company’s business. See also “Cautionary Note Regarding Forward Looking Statements” herein. The unaudited prospective financial information was not prepared with a view toward public disclosure nor with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The prospective financial information is unaudited and KPMG, the independent registered certified public accounting firm for the Company, has not examined, compiled or performed any procedures with respect to these projections and, accordingly, KPMG does not express an opinion or other form of assurance with respect thereto. The unaudited prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in the Company’s public filings with the SEC. Further, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the Offer, the Merger or other transactions contemplated by the Transaction Agreement. None of the Company or any of its affiliates, advisors, officers, directors or representatives undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information to reflect circumstances existing after the date it was prepared or to reflect the occurrence of future events even if all or any of the assumptions underlying the information are shown to be in error. The inclusion of this unaudited prospective financial information should not be regarded as an indication that the Company or any recipient of the unaudited prospective financial information considered, or now considers, the unaudited prospective financial information to be necessarily predictive of actual future results. The Company has not made any representations or warranties to ACI or Purchaser regarding the projections in the Transaction Agreement. Company stockholders should not place undue reliance on the unaudited prospective financial information set forth below.

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
	(in millions)

Revenue	$165.9	$175.0	$194.8	$221.9	$251.3
Adjusted EBITDA(1)	$34.0	$33.7	$37.3	$46.0	$54.5
Net Income (loss)	$(13.4)	$12.2	$14.5	$18.9	$24.8
Free Cash Flows(2)	N/A	$13.2	$15.6	$21.5	$26.4

(1)	Adjusted EBITDA for the Company is defined herein as net income (loss) before interest, taxes, depreciation and amortization, equity compensation expense, reserve for potential legal liability, strategic alternatives process costs, transition costs (including severance, retention and the Company’s India start up costs), restructuring costs and other expense, if any.
(2)	Free Cash Flows were calculated based on the Projections and other Company information.

	Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E
		(in millions)
Reconciliation of Adjusted EBITDA
Net income (loss)	$(13.4)	$12.2	$14.5	$18.9	$24.8
Depreciation and amortization	13.3	10.5	11.0	12.8	12.4
Equity compensation expense	3.0	2.8	2.8	3.2	3.8
Transition costs	2.5	0.3	—	—	—
Reserve for potential legal liabilities	18.8	—	—	—	—
Operating account reconciliation deficit	4.5	—	—	—	—
Other (income) expense	1.6	0.2	(0.2)	(0.8)	(2.0)
Income tax provision	3.7	7.7	9.2	11.9	15.5

Adjusted EBITDA	$34.0	$33.7	$37.3	$46.0	$54.5

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors, affiliates and subsidiaries currently intends to tender or cause to be tendered pursuant to the Offer all Shares they hold of record or beneficially owns and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive, officer, director, or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Employed, Compensated or Used.

Pursuant to a letter agreement, the Special Committee engaged Raymond James to act as the Company’s lead financial advisor in helping the Special Committee and the Company evaluate strategic alternatives, including the possible sale of all or a material portion of the assets or securities of the Company to, or merger of the Company with, various unrelated third parties. Raymond James will receive a cash fee equal to 0.70% of the consideration paid in a successful strategic transaction, including, but not limited to the Transactions. Raymond James’ estimated fee is approximately $2.12 million. Raymond James will be reimbursed for reasonable out-of-pocket expenses, not to exceed $50,000 without the consent of the Company, and will be indemnified for certain liability relating to or rising out of the engagement.

SunTrust Robinson Humphrey was retained to provide the Special Committee with an opinion with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Transaction Agreement. Pursuant to an engagement letter dated January 25, 2013, the Company agreed to pay SunTrust Robinson Humphrey aggregate fees of $525,000, no portion of which is contingent upon consummation of the Offer, the Merger or the Transactions. In addition, the Company has agreed to reimburse certain of SunTrust Robinson Humphrey’s expenses and to indemnify SunTrust Robinson Humphrey and certain related parties for certain liabilities relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Transactions (including, the Offer), except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

Other than pursuant to the Shareholder Agreements, no transactions in Shares or Preferred Shares have been effected during the past 60 days prior to the date hereof by the Company, or to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including the Exhibits hereto) or as incorporated herein by reference, the Company is not undertaking or engaged in any negotiation or response to the Offer that relates to, or would result in (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 (including the Exhibits hereto) or as incorporated herein by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

The Company is subject to a non-solicitation covenant under the Transaction Agreement. The Company, may, provided that it complies with the requirements of the Transaction Agreement, participate in discussions or negotiations with parties other than ACI in certain circumstances and subject to confidentiality agreements. Except as may be required by law, the Company will not disclose the existence or content of any such discussions with third parties, as any such disclosure would violate the terms of the applicable confidentiality agreement and could jeopardize any future negotiations that the Company may conduct.

ITEM 8. ADDITIONAL INFORMATION.

Information Statement

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to the Company’s stockholders in connection with the possible designation by Purchaser of persons to the Board of Directors other than at a meeting of the Company’s stockholders, and the Information Statement is incorporated herein by reference.

Stockholder Approval

Following the successful consummation of the Offer and the purchase of the Company Preferred Stock under the Shareholder Agreements, Purchaser and its affiliates will own more than a majority of the outstanding Shares of the Company and all of the outstanding shares of Company Preferred Stock, and Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option

Subject to the terms and conditions of the Transaction Agreement, the Company has granted Purchaser an irrevocable Top-Up Option to purchase at a price per Share equal to the Offer Price up to that number of Top-Up Option Shares from the Company, that when added to the number of Shares beneficially owned by ACI at the time of exercise of the Top-Up Option, constitutes 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares.

The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to certain customary conditions, including that (i) at the time of exercise, Purchaser owns more than 50% of all of the shares of Company Capital Stock outstanding and entitled to vote in the election of directors, on a fully diluted basis (which assumes conversion or exercise of all derivative securities of the Company, regardless of the conversion or exercise price or other terms and conditions of such securities), but less than 90% of the Shares then outstanding, (ii) upon exercise of the Top-Up Option, the number of the Shares owned, directly or indirectly, by ACI or Purchaser constitutes 90% of the number of the Shares that will be outstanding immediately after the exercise of the Top-Up Option, (iii) the number of Top-Up Option Shares issued pursuant to the Top-Up Option may in no event exceed the number of authorized and unissued Shares not otherwise reserved for issuance for outstanding stock options or other obligations of the Company, and (iv) Purchaser has accepted for payment all the Shares validly tendered in the Offer and not validly withdrawn.

On a fully diluted basis, the maximum number of Shares that the Company may issue pursuant to the Top-Up Option is 29,877,059 Shares. Accordingly, because of the limited number of Shares that are authorized and issuable by the Company, the Top-Up Option may only be exercised if, after giving effect to all Shares tendered and not validly withdrawn in the Offer, Purchaser and ACI own, directly or indirectly, 82.6% of the Shares outstanding.

The Top-Up Option may be exercised, in whole but not in part, at any one time by Purchaser after the Acceptance Date and prior to the Effective Time, subject to the terms of the Transaction Agreement. The purchase price for such Top-Up Option Shares may be paid in cash or by the issuance of a promissory note.

Under the terms of the Transaction Agreement, the parties agree to use their commercially reasonable efforts to cause the Merger to be consummated in accordance with the short form merger provisions of Section 253 of the DGCL (as described below) as promptly as practicable following the issuance of the Top-Up Option Shares.

This summary does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement.

Short Form Merger

Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of another company, the parent company may effect a short form merger with that other company without action by the other company’s stockholders. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option, the purchase of the Company Preferred Stock pursuant to the applicable Shareholder Agreements or otherwise, Purchaser, ACI and their respective affiliates, collectively, own at least 90% of the voting power of each of then outstanding Shares and shares of Company Preferred Stock, then, subject to the Transaction Agreement’s terms and conditions, the parties agree to take all necessary and appropriate action to effect the Merger in a short-form merger as promptly as practicable and without a meeting of the Company’s stockholders as permitted by the DGCL. The consideration paid for any Shares acquired pursuant to the short-form merger would equal the Offer Price of $3.85 per Share.

U.S. Antitrust Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisitions of voting securities or assets may not be consummated unless Notification and Report Forms have been filed with the Antitrust Division of the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements and may not be completed until the expiration or termination of the waiting period, discussed below, following the filing by ACI, as the ultimate parent entity of Purchaser, of a Notification and Report Form.

                On February 6, 2013, ACI filed a Notification and Report Form under the HSR Act with the DOJ and the FTC. On February 6, 2013, the Company filed a Notification and Report Form under the HSR Act with the DOJ and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on February 21, 2013 (unless earlier terminated by the DOJ and the FTC or unless extended as described below). The DOJ or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from ACI. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after ACI or the Company substantially comply with such request. Thereafter, such waiting period can be extended only by court order or with ACI’s consent. Although the DOJ or the FTC may also request additional information or documentary material from the Company, the Company’s failure to comply with such a request would not extend the waiting period with respect to the purchase of Shares pursuant to the Offer. If the ten-day waiting period were otherwise to expire on a Saturday, Sunday or legal public holiday, then the period would be extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday.

The DOJ and the FTC routinely evaluate the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, such as seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of some of Purchaser’s or the Company’s assets. Private parties and state attorneys general may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

Under the merger control rules of jurisdictions outside the United States where ACI or the Company and their respective subsidiaries conduct business, filings may be required and it may be necessary to observe waiting periods prior to consummation of the transactions. Under the terms of the Transaction Agreement, ACI has agreed to use its reasonable best efforts to make such filings and seek such approvals. Any such filings must be made by ACI as soon as reasonably practicable. The period for review of the transaction will vary from jurisdiction to jurisdiction and may be affected by a variety of factors. Whether or not filings are required, the review powers vested in foreign competition authorities include the ability to challenge the legality of the transaction on the basis of its effects on competition or otherwise on the public interest. At any time before (and in some cases after) consummation of the transaction, foreign competition authorities may seek to enjoin the purchase of Shares pursuant to the Offer, or seek divestiture of the Shares so acquired, or seek divestiture of ACI or the Company’s assets. There can be no assurance that a challenge to the Offer under foreign Merger control rules will not be made, or, if such a challenge is made, what the result will be. Purchaser may, if any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, extend the Expiration Date for one or more periods of not more than five business days per period.

Litigation

On or about February 6, 2013, a putative stockholder class action lawsuit captioned James J. Scerra v. Joseph L. Cowan, John C. Dorman, Edward D. Horowitz, Bruce A. Jaffe, Donald W. Layden, Jr., Michael E. Leitner, Ervin R. Shames, William H. Washecka, Barry D. Wessler, Online Resources Corporation, ACI Worldwide, Inc. and Ocelot Acquisition Corp., C.A. No. 8280, was filed in the Court of Chancery of the State of Delaware against the Company, the individual members of the Board of Directors, ACI and Purchaser. The complaint alleges, among other things, that the Company’s directors breached their fiduciary duties in connection with the Transaction, and that ACI and Purchaser aided and abetted these purported breaches. Among other things, the complaint seeks: (i) to enjoin defendants from completing the proposed acquisition, (ii) to rescind, to the extent already implemented, the proposed Transactions, and (iii) to direct the individual defendants to account to plaintiff and the putative class for purported damages. It does not appear that any of the defendants have yet been served with the complaint.

Delaware Business Combinations Statute

The Company is subject to the provisions of Section 203 of the DGCL (“Section 203”), which imposes certain restrictions upon business combinations. Section 203 prevents certain “business combinations” with an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such.

In accordance with the provisions of Section 203, the Board has approved the Transaction Agreement and the transactions contemplated thereby, as described in “Item 4 – The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Transaction Agreement.

Article Eighth in the Company’s Restated Certificate of Incorporation

The Company is subject to the provisions of Article Eighth in its Certificate of Incorporation (the “Certificate of Incorporation”), which imposes an 80% supermajority voting requirement on certain “business combinations” with an “interested stockholder” (defined as a person who owns more than 10% of the voting power of the Company) unless the “business combination” is approved by a majority of the Company’s disinterested directors (as defined in the Certificate of Incorporation).

In accordance with the provisions of Article Eighth of the Certificate of Incorporation, the Board of Directors has taken all appropriate actions so that the supermajority voting requirement will not be applicable to the transactions contemplated under the Transaction Agreement.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, all shares of Company Capital Stock that are outstanding immediately prior to the Effective Time (other than the Shares beneficially owned by the Company, ACI, Purchaser and any of their respective subsidiaries) that are held by Company stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) will not be converted into, or represent the right to receive the consideration set forth in the Transaction Agreement. Such stockholders will be entitled to receive payment of the appraised value of their Dissenting Shares in accordance with Section 262 of the DGCL, unless such stockholders have failed to perfect, or have effectively withdrawn or lost their rights to appraisal of such Dissenting Shares.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the proxy statement or information statement for a Merger, unless effected as a short-form Merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives which may be available to stockholders if the Merger is consummated. Stockholders who tender their Shares in the Offer will not have appraisal rights with respect to such Shares but, rather, subject to the conditions of the Offer, will receive the Offer Price for such Shares.

Golden Parachute Compensation

The following table sets forth for each of the Company’s named executive officers the compensation that is based on or otherwise relates to the Offer and the Merger and that may become payable to the executive. The amounts in the table assume that the Merger is consummated on March 1, 2013, at the Offer Price per Share and that the employment of the named executive officers is terminated by the Company without cause immediately following such consummation. For additional details regarding the terms of the payments quantified below, see “Item 3 – Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Executive Officers and Directors of the Company” above.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ Non-Qualified Deferred Compensation ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Joseph L. Cowan	1,893,333	1,655,612	—	14,000	—	—	3,562,945
President and Chief Executive Officer(4)

Eric M. Labiak Chief Sales Officer	495,000	235,747	—	12,000	—	—	742,747

Jeffrey L. Kissling Chief Technology Officer	530,625	256,664	—	12,000	—	—	799,289

Janie M. West Chief Marketing Officer	442,500	201,909	—	7,000	—	—	651,409

(1)	These amounts include the following, as determined pursuant to the Cowan Employment Agreement, Letter Agreements and Retention Bonus Agreements as discussed in “Item 3 – Past Contacts, Transactions, Negotiations and Agreements – Arrangements” between the Company and its Executive Officers, Directors and Affiliates: (a) a pre-tax lump-sum cash severance payment equivalent to average annual salary and bonus target during the three years preceding the change in control, multiplied by 1.5 in Mr. Cowan’s case or the severance period defined as 12 months plus two weeks for every year of service, times the officer’s annual salary and target bonus in the case of the Executives (a “double trigger” arrangement): Mr. Cowan, $1,550,000; Mr. Labiak, $435,000; Mr. Kissling $530,625; and Ms. West $383,500 and (b) a lump sum retention bonus payment (a “double trigger” arrangement) for Mr. Cowan, $343,333; Mr. Labiak, $60,000; Mr. Kissling, $100,000 and Ms. West, $59,000. These lump-sum cash severance payments are all payments each named executive officer would be entitled to receive upon a termination of employment by the Company without cause.
(2)	Represents the value of RSUs held by our named executive officers that will be cancelled and cashed out in connection with the Merger. The value of the RSUs represents the number of Shares subject to each RSU multiplied by the Offer Price. These amounts are “single trigger” because such payments will be triggered automatically upon the Merger and are not conditioned upon termination of the executive’s employment. This schedule excludes RSUs scheduled to vest on February 15, 2013 of 116,166 for Mr. Cowan; 22,152 for Mr. Labiak; 25,000 for Mr. Kissling and 19,250 for Ms. West but includes RSUs that will vest as a result of the Transactions of 430,029 for Mr. Cowan, 61,233 for Mr. Labiak; 66,666 for Mr. Kissling and 52,444 for Ms. West.
(3)	Represents the estimated value of COBRA premiums that each named executive officer may be eligible to receive pursuant to the Cowen Employment Agreement or the Company’s Severance Pay Policy (a “double-trigger” arrangement), the material terms of which are described in the Information Statement under “Potential Payments upon Termination or Change in Control.” Assumes the estimated benefits in effect as of March 1, 2013.
(4)	Mr. Cowan has also served as the Company’s principal financial officer since April 13, 2012.

Cautionary Note Regarding Forward-Looking Statements

The Schedule 14D-9 contains “forward-looking statements.” These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “project,” “intend,” “will be,” “will continue,” “will likely result,” or words or phrases of similar meaning. Such forward-looking statements include, without limitation, the Projections, the ability of the Company, ACI and Purchaser to complete the transactions contemplated by the Transaction Agreement, the possibility of any termination of the Transaction Agreement, and the possible benefits of the Merger. The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Transactions on the Company’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, customers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and other uncertainties pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 14, 2012, and subsequent filings with the SEC. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements as a result of new information, future developments or otherwise, except as required by applicable law.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)	Offer to Purchase (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(6)	Form of Summary Advertisement as published in the Wall Street Journal on February 8, 2013 (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(7)	Letter to Stockholders of the Company, dated February 7, 2013.*

(a)(8)	Joint Press Release issued by the Company and ACI on January 31, 2013 (incorporated by reference to Exhibit 99.4 to the Company’s Form 8-K filed on February 1, 2013).

(a)(9)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated by reference to Annex A hereto).*

(a)(10)	Opinion of SunTrust Robinson Humphrey, Inc. (incorporated by reference to Annex B hereto).*

(e)(1)	Transaction Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on February 1, 2013).

(e)(2)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on February 1, 2013).

(e)(3)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Expansion Fund, LLC (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on February 1, 2013).

(e)(4)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Joseph L. Cowan (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filed on February 1, 2013).

(e)(5)	Shareholder Agreement, dated January 30, 2013, by and Among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Tennenbaum Opportunities Partners V, LP (incorporated by reference to Exhibit 99.5 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(6)	Non-Disclosure and Confidentiality Agreement, effective November 15, 2012, by and between the Company and ACI Worldwide, Inc. (and joined by PwC on January 4, 2013).*

(e)(7)	Exclusivity Agreement, effective November 20, 2012, by and between the Company and ACI, Worldwide, Inc.*

(e)(8)	Employment Agreement, dated June 14, 2010, by and between the Company and Joseph L. Cowan (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-K filed on March 15, 2011).

(e)(9)	Employment letter, dated November 9, 2010, by and between the Company and Jeffrey Lynn Kissling (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed on May 7, 2012).

(e)(10)	Employment letter, dated May 1, 2011, by and between the Company and Eric M. Labiak (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q filed on May 7, 2012).

(e)(11)	Employment letter, dated November 9, 2010, by and between the Company and Janie M. West (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(12)	Employment letter, dated April 15, 2011, by and between the Company and Stephen W. Ryan (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q (filed May 7, 2012).

(e)(13)	Consent Agreement, dated January 30, 2013, by and between Joseph L. Cowan and the Company (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(14)	Consent Agreement, dated January 30, 2013, by and between Eric M. Labiak and the Company (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(15)	Consent Agreement, dated January 30, 2013, by and between Stephen W. Ryan and the Company (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(16)	Consent Agreement, dated January 30, 2013, by and between Greg A. Haney and the Company (incorporated by reference to Exhibit 10.10 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(17)	Consent Agreement, dated January 30, 2013, by and between Edward D. Horowitz and the Company (incorporated by reference to Exhibit 10.11 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(18)	Consent Agreement, dated January 30, 2013, by and between Donald W. Layden, Jr. and the Company (incorporated by reference to Exhibit 10.12 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(19)	Consent Agreement, dated January 30, 2013, by and between Barry D. Wessler and the Company (incorporated by reference to Exhibit 10.13 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(20)	Consent Agreement, dated January 30, 2013, by and between Ervin R. Shames and the Company (incorporated by reference to Exhibit 10.14 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(21)	Consent Agreement, dated January 30, 2013, by and between William H. Washecka and the Company (incorporated by reference to Exhibit 10.15 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(22)	Consent Agreement, dated January 30, 2013, by and between John C. Dorman and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(23)	Consent Agreement, dated January 30, 2013, by and between Bruce A. Jaffe and the Company (incorporated by reference to Exhibit 10.17 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(24)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Joseph L. Cowan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 1, 2013).

(e)(25)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Jeffrey L, Kissling (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 1, 2013).

(e)(26)	Retention Bonus Agreement, dated April 1, 2012, between the Company and Eric M. Labiak (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on February 1, 2013).

(e)(27)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Janie M. West (incorporated by reference to Exhibit 10.6 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(28)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Stephen W. Ryan (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on February 1, 2013.

(e)(29)	Online Resources Corporation Severance Pay Policy*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

Online Resources Corporation

By:	/s/ Joseph L. Cowan
Joseph L. Cowan
President and Chief Executive Officer

Annex A

ONLINE RESOURCES CORPORATION

4795 Meadow Wood Lane

Chantilly, Virginia 20151

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITYHOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about February 8, 2013, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $.0001 per share (the “Shares” or “Common Stock,” of Online Resources Corporation, a Delaware corporation (“Online Resources,” the “Company,” “we” or “our”), with respect to the cash tender offer by Ocelot Acquisition Corp. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of ACI Worldwide, Inc. (“ACI”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

On January 30, 2013, the Company, ACI and Purchaser entered into a Transaction Agreement (the “Transaction Agreement”), pursuant to which Purchaser is required to commence a tender offer to purchase all of the issued and outstanding Shares for $3.85 per Share (the “Offer Price”), net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Transaction Agreement, the Offer to Purchase, dated February 7, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which have been mailed to the stockholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO, dated February 7, 2013 (as amended or supplemented from time to time, the “Schedule TO”) filed by ACI with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2013.

The Transaction Agreement provides that following the completion of the Offer and the purchase of the Company Preferred Stock, and subject to the terms and conditions of the Transaction Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of ACI. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to such effective time (other than (i) the Shares then owned by ACI, Purchaser or any of their respective direct or indirect wholly-owned subsidiaries and (ii) the Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will cease to be issued and outstanding, be cancelled, cease to exist and be converted into the right to receive an amount in cash equal to the Offer Price ($3.85), without interest and less any applicable withholding taxes. Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time beneficially owned by ACI will remain outstanding after the Effective Time.

A copy of the Transaction Agreement is filed as Exhibit 2.1 of the Form 8-K filed by the Company on February 1, 2013, and is incorporated herein by reference.

The Offer, the Merger and the Transaction Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on February 8, 2013, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Pursuant to the Transaction Agreement, Purchaser commenced the Offer on February 8, 2013. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, March 8, 2013, unless extended as permitted by the Transaction Agreement.

The information contained in this Information Statement concerning ACI, Purchaser and their director designees has been furnished to the Company by ACI and Purchaser, and the Company assumes no responsibility for the accuracy of any such information.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER’S DESIGNEES

The Transaction Agreement provides that, effective upon the later to occur of the purchase by Purchaser of the Shares pursuant to the Offer and the purchase of the Company Preferred Stock from the holders of such stock pursuant to the applicable Shareholder Agreements, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, on the Board of Directors equal to the product of the total number of directors on the Board of Directors (after giving effect to any increase in the number of directors pursuant to this sentence) and the percentage that the aggregate number of votes represented by the Shares and shares of Company Preferred Stock beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of votes represented by Shares and shares of Company Preferred Stock then outstanding. Further, the Company will cause Purchaser’s designees to be elected to the Board of Directors, including securing the resignations of incumbent directors to the extent necessary. The Company will also cause individuals designated by Purchaser to constitute the same percentage of each (i) committee of the Board of Directors, (ii) each board of directors of each subsidiary, and (iii) each committee of each such board (subject to applicable laws, including the requirements of the NASDAQ Stock Market). Notwithstanding the foregoing, the Company will use its best efforts to ensure that at least a majority of the Company’s current directors who are independent directors will remain members of the Board of Directors until the Effective Time in accordance with the Transaction Agreement.

Purchaser has informed Online Resources that it will choose its designees to the Board of Directors from the list below (the “Potential Designees”). Purchaser has informed the Company that each of the Potential Designees who may be chosen to serve on the Board of Directors has consented to act as a director of the Company, if so designated.

None of the Potential Designees listed below (i) is currently a director of, or holds any position with, Online Resources, or (ii) has a familial relationship with any directors or executive officers of Online Resources. Online Resources has been advised that, to the best knowledge of ACI and Purchaser, none of the Potential Designees listed below beneficially owns any equity securities (or rights to acquire such equity securities) of Online Resources and none has been involved in any transactions with Online Resources or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

None of the Potential Designees listed below has, during the last ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Name of Designee	Age	Present Principal Occupation and Five-Year Employment History

Philip G. Heasley	63	Mr. Heasley has been a director and President and Chief Executive Officer of ACI since March 2005. Mr. Heasley has a comprehensive background in payment systems and financial services. From October 2003 to March 2005, Mr. Heasley served as Chairman and Chief Executive Officer of PayPower LLC, an acquisition and consulting firm specializing in financial services and payment services. Mr. Heasley served as Chairman and Chief Executive Officer of First USA Bank from October 2000 to November 2003. Prior to joining First USA Bank, from 1987 until 2000, Mr. Heasley served in various capacities for U.S. Bancorp, including Executive Vice President, and President and Chief Operating Officer. Before joining U.S. Bancorp, Mr. Heasley spent 13 years at Citicorp, including three years as President and Chief Operating Officer of Diners Club, Inc. Mr. Heasley is also a director of Tier Technologies, Inc. (NASDAQ: TIER), a provider of electronic payment biller-direct solutions, and Lender Processing Services, Inc. (NYSE: LPS), a provider of mortgage processing services, settlement services, mortgage performance analytics and default solutions. Mr. Heasley also serves on the National Infrastructure Advisory Board.

Scott W. Behrens	41	Mr. Behrens serves as Executive Vice President, Chief Financial Officer and Chief Accounting Officer of ACI. Mr. Behrens joined ACI in June 2007 as Corporate Controller and Chief Accounting Officer. Mr. Behrens was appointed Chief Financial Officer of ACI in December 2008. Prior to joining ACI, Mr. Behrens served as Senior Vice President, Corporate Controller and Chief Accounting Officer at SITEL Corporation from January 2005 to June 2007. He also served as Vice President of Financial Reporting at SITEL Corporation from April 2003 to January 2005. From 1993 to 2003, Mr. Behrens was with Deloitte & Touche, LLP, including two years as a Senior Audit Manager. Mr. Behrens holds a Bachelor of Science (Honors) from the University of Nebraska – Lincoln.

Name of Designee	Age	Present Principal Occupation and Five-Year Employment History

Dennis P. Byrnes	48	Mr. Byrnes serves as Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of ACI. Mr. Byrnes joined ACI in June 2003. Prior to that, Mr. Byrnes served as an attorney in Bank One Corporation’s technology group from 2002 to 2003. From 1996 to 2002, Mr. Byrnes was an executive officer at Sterling Commerce, Inc., an electronic commerce software and services company, serving as that company’s general counsel from 2000 to 2002. From 1991 to 1996, Mr. Byrnes was an attorney with Baker Hostetler, a national law firm with over 600 attorneys. Mr. Byrnes holds a JD (cum laude) from The Ohio State University College of Law, a Master of Business Administration from Xavier University and a Bachelor of Science in engineering (magna cum laude) from Case Western Reserve University.

Daniel Frate	51	Mr. Frate serves as Executive Vice President, Global Markets and Product Management of ACI. Mr. Frate joined ACI in August 2012 and is responsible for delivering customer satisfaction through tight alignments of product roadmaps with market needs. Prior to joining ACI, Mr. Frate was executive vice president at PNC Bank, where he led the Retail Banking products and pricing group. Mr. Frate joined PNC through its acquisition of National City Corporation, where he served as Vice Chairman and Executive Vice President, leading the Retail Banking business. Before joining National City, he served as vice president and Chief Operating Officer of Bank One Card Services. Mr. Frate is a member of the board of directors of the Vocational Guidance Services and John Carroll University. He is also a member of The Financial Services Roundtable. Mr. Frate holds a bachelor’s degree in Economics from John Carroll University and a master’s degree in Finance from the Krannert Graduate School of Management at Purdue University.

Jan Kruger	50	Mr. Kruger serves as Senior Vice President, ACI On Demand and hosting operations of ACI. Mr. Kruger joined ACI following the acquisition of S1 Corporation. Prior to joining ACI, Mr. Kruger served as Divisional President within S1 Corporation having previously served as President of S1’s Postilion division and as Vice President and General Manager of S1’s operations in Europe and the Middle East. Prior to that, in February 2001, Mr. Kruger joined Mosaic Software, a company acquired by S1 in November 2004, as Chief Financial Officer and in May 2002, he also assumed the role of General Manager for Mosaic’s Europe and Middle East operations. Mr. Kruger is a qualified chartered accountant and prior to joining Mosaic, was a partner of PricewaterhouseCoopers and also held the position of service line leader of their corporate audit practice in the Western Cape, South Africa. Mr. Kruger is a Chartered Accountant (South Africa) and holds a B.Accounting degree and a B.Accounting (Hons) degree from the University of Stellenbosch, Western Cape, South Africa.

Name of Designee	Age	Present Principal Occupation and Five-Year Employment History

Charles H. Linberg	54	Mr. Linberg serves as Vice President and Chief Technology Officer of ACI. In this capacity, he is responsible for the architectural direction of ACI products including the formation of platform, middleware and integration strategies. Mr. Linberg joined ACI in 1988 and has served in various technical management roles including Vice President of Payment Systems, Vice President of Architecture and Technology, Vice President of BASE24 Development and Vice President of Network Systems. Prior to joining ACI, Mr. Linberg was Vice President of Research and Development at XRT, Inc., where he led the development of XRT’s proprietary fault-tolerant LAN/WAN communications middleware, relational database and 4GL products. Mr. Linberg holds a Bachelor of Science in Business Administration from the University of Delaware.

Craig A. Maki	46	Mr. Maki serves as Senior Vice President, Treasurer and Chief Corporate Development Officer of ACI. Mr. Maki joined ACI in June 2006. Mr. Maki was appointed Treasurer in January 2008. Prior to joining ACI, Mr. Maki served as Senior Vice President for Stephens, Inc. from 1999 through 2006. From 1994 to 1999, Mr. Maki was a Director in the Corporate Finance group at Arthur Andersen and from 1991 to 1994, he was a Senior Consultant at Andersen Consulting. Mr. Maki graduated from the University of Wyoming and received his Master of Business Administration from the University of Denver.

David N. Morem	54	Mr. Morem joined ACI in June 2005 and serves as Senior Vice President, Global Business Operations. Prior to his appointment as Senior Vice President, Global Business Operations in January 2008, Mr. Morem served as Chief Administrative Officer of ACI. Prior to joining ACI, Mr. Morem held executive positions at GE Home Loans, Bank One Card Services and U.S. Bank. Mr. Morem brings more than 25 years of experience in process management, finance, credit operations, credit policy and change management. Mr. Morem holds a B.A. degree from the University of Minnesota and a Master of Business Administration from the University of St. Thomas.

Stuart Rhodes	29	Mr. Rhodes joined ACI in August 2007 working in Corporate Development. Prior to joining ACI, Mr. Rhodes was an Analyst in the Technology and Services Investment Banking Group at Wachovia Securities (now Wells Fargo Securities) for two years. Prior to Wachovia Securities, Mr. Rhodes graduated from Sewanee: University of the South with a Bachelor of Arts in Economics.

Theodore Rodriguez	48	Mr. Rodriguez serves as Vice President, Associate General Counsel and Assistant Secretary of ACI. Mr. Rodriguez joined ACI in May 2012. Prior to joining ACI, Mr. Rodriguez was General Counsel of Foxrock Properties, LLC and Granite Telecommunications, LLC in Boston, Massachusetts.

It is expected that the Purchaser Designees may assume office at any time following the payment by Purchaser for the (i) Shares pursuant to the Offer to Purchase and (ii) the payment for the Company Preferred Stock pursuant to the applicable Shareholder Agreements with certain funds affiliated with TCP, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Company’s Board of Directors. It is currently not known which of the current directors of Online Resources, if any, would resign.

CERTAIN INFORMATION REGARDING THE COMPANY

The authorized capital stock of the Company consists of 70,000,000 Shares and 3,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock” and together with the Shares the “Capital Stock”). Each share of Company Capital Stock entitles its record holder to vote on all matters submitted to a vote of the Company’s stockholders with the Preferred Stock voting on an as converted to Common Stock basis. As of the close of business on January 29, 2013, there were 32,949,685 Shares issued and outstanding and (ii) 2,551,686 Shares subject to issuance pursuant to the exercise of options and conversion of restricted share units outstanding. As of the close of business on January 29, 2013, there were 75,000 shares of Preferred Stock outstanding which were convertible into 4,621,570 Shares. As of the date of this Information Statement, ACI and its affiliates do not own any shares of Company Capital Stock.

INFORMATION ABOUT THE BOARD OF DIRECTORS

The Board of Directors is presently composed of nine members divided into three classes of directors with staggered terms of three years each. The terms of each class end at successive annual meetings so that the shareholders elect one class of directors at each annual meeting of stockholders.

The current members of the Board of Directors and their terms are set forth below, together with certain biographical information.

Name	Age	Position
John C. Dorman	62	Chairman of the Board and Chairman of the Governance Committee

Joseph L. Cowan	64	Director, President and Chief Executive Officer

Edward D. Horowitz	65	Director

Bruce A. Jaffe	48	Director

Donald W. Layden, Jr.	55	Director and Chairman of the Special Committee

Michael E. Leitner	45	Director

Ervin R. Shames	72	Director and Chairman of the Management Development and Compensation Committee

William H. Washecka	65	Director and Chairman of the Audit Committee

Barry D. Wessler	69	Director and Chairman of the Risk Management Committee

John C. Dorman has served as our Chairman of the Board of Directors since June 2010. Previously, Mr. Dorman was our Co-Chairman from January 2010 through June 2010, and served as our interim Chief Executive Officer from April 2010 through June 2010. He has been a director since May 2009 and currently serves on the board of directors of CoreLogic, Inc. Mr. Dorman is a private investor and from October 1998 to August 2003 he served as Chief Executive Officer of Digital Insight Corporation, and served on the board of directors of Digital Insight until the company was acquired in 2007 by Intuit Inc. Mr. Dorman served as Senior Vice President of the Global Financial Services Division of Oracle Corporation from August 1997 to October 1998; and Chairman and Chief Executive Officer of Treasury Services Corporation, a provider of modeling and analysis software for financial institutions, from 1983 to 1997. Mr. Dorman received a B.A. from Occidental College and an M.B.A. from the University of Southern California. Mr. Dorman’s prior experience as Chief Executive Officer of Digital Insight Corporation, a longtime competitor of Online Resources, gives him insight into our competitive positioning and future prospects.

Joseph L. Cowan has served as our President and Chief Executive Officer since June 2010, has served as our interim principal financial officer since April 2012, and has been a director of the Company since June 2010. From June 2009 to June 2010, Mr. Cowan served as a consultant with Vector Capital, a venture capital investment firm. Mr. Cowan served as Chief Executive Officer and a member of the Board of Directors of Interwoven Inc., a provider of content management software, from April 2007 until its acquisition by Autonomy, Inc. in March 2009. He served as Chief Executive Officer and a director of Manugistics Group, Inc., a provider of supply chain management software, from July 2004 to July 2006. From November 2002 to December 2003, Mr. Cowan served as President and Chief Executive Officer and a director of EXE Technologies, Inc., a provider of supply chain execution and warehouse management systems. From April 2001 to November 2002, he served as President and Chief Executive Officer of Invensys Automation & Information Systems, a business unit of Invensys plc. From July 2000 to April 2001, Mr. Cowan served as President and Chief Executive Officer of Wonderware, a business unit of Invensys plc, and from April 1998 to July 2000 he served as senior vice president, sales and marketing, of Wonderware. Mr. Cowan currently serves as a director of Data Direct Networks, a leading provider of storage solutions. Mr. Cowan received a B.S. degree from Auburn University and an M.S. degree from Arizona State University.

Edward D. Horowitz has been a director of the Company since May 2009. In January 2013, Mr. Horowitz was appointed Co-CEO of Encompass Digital Media, a distributor of television, sports, news and digital media. Since May 2008, Mr. Horowitz has provided financial, advisory and technology consulting services through Edslink, LLC, a company he founded. From May 2005 until May 2008, Mr. Horowitz was the President and Chief Executive Officer of SES Americom, a commercial satellite provider, and a member of the executive committee of its parent company, SES Global. Between July 2000 and May 2005, Mr. Horowitz provided financial, advisory and technology consulting services through Edslink, LLC. From January 1997 to July 2000, Mr. Horowitz was Executive Vice President of Citigroup’s Advanced Development unit, and Chairman of Citigroup’s e-Citi unit. In January 2011, Mr. Horowitz was elected non-executive Chairman of the Board of FairPoint Communications, Inc. He Chairs FairPoint’s Compensation Committee and is a member of its Governance Committee. Mr. Horowitz received a B.S. from City College of New York and an M.B.S. from Columbia University. Mr. Horowitz’s prior experience as Chairman of Citibank’s electronic banking unit, as well as his general experience as a chief executive, give him insight into the Company’s competitive positioning and future prospects.

Bruce A. Jaffe has been a director of the Company since May 2009. Since March 2008, Mr. Jaffe has been the General Manager of Three Point Group, LLC, an entity through which he invests and provides corporate consulting and advisory services. From May 2010 to December 2011, Mr. Jaffe served as Chief Financial Officer and Executive Vice President of Corporate Development for Glam Media, Inc., a leader in digital media brand advertising. From December 2005 until February 2008, Mr. Jaffe held the position of Corporate Vice President, Corporate Development at Microsoft Corporation. From April 2003 until December 2005, he was Corporate Vice President and Chief Financial Officer, MSN Division at Microsoft Corporation. Mr. Jaffe also is a Guest Lecturer at the University of Washington’s Michael G. Foster School of Business. Mr. Jaffe received a B.S. from the University of California, Berkeley and an M.B.A. from Stanford University. Mr. Jaffe’s financial background, and his experience valuing acquisition opportunities, enhances our ability to evaluate business lines and strategic opportunities.

Donald W. Layden, Jr. has been a director of the Company since May 2010. Since October 2009, Mr. Layden has been a partner at Quarles & Brady, LLP, a Milwaukee, WI-based law firm. From October 2009 to November 2011, Mr. Layden also served as an advisor to Warburg Pincus, LLC, a principal investment firm. Since November 2011, Mr. Layden also has served as an operating partner with Baird Venture Partners and Baird Capital Partners, principal investment firms. From October 2004 until October 2009, Mr. Layden was President of the International Group and Senior Executive Vice President of Corporate Development of Metavante Technologies, Inc., a banking and payments technology company now a part of Fidelity National Information Services, Inc. From March 2008 to October 2009, he served as General Counsel and Secretary of Metavante Technologies, Inc. From 2000 until 2004, Mr. Layden served as President of NuEdge Systems, LLC, a marketing automation solutions provider. Mr. Layden serves as a director of Firstsource Solutions Limited. Mr. Layden received a B.A. in Economics and Political Science from Marquette University and a J.D. from Marquette University Law School. Mr. Layden’s experience in the banking and payments technology industry provides an important perspective on our competitive positioning and future prospects.

Michael E. Leitner has been a director of the Company since February 2007, serving as the appointed designee of the holders of the Company Preferred Stock for which TCP is the advisor. Mr. Leitner has served as a Managing Partner of TCP since 2007, and served as a Managing Director of TCP from 2005 to 2007. Prior to joining TCP in 2005, Mr. Leitner served as Senior Vice President of Corporate Development for WilTel Communications from 2004 to 2005, and served as President and Chief Executive Officer of GlobeNet Communications from 2002 to 2004. Mr. Leitner also has held senior corporate development positions with Microsoft Corporation and 360networks Corp., and was a vice president in the M&A group at Merrill Lynch. Mr. Leitner currently serves as the designee of TCP on the board of directors of Integra Telecom Inc., and as a board observer to Permacon GmbH. During the past five years, Mr. Leitner has served on the boards of directors of Bridgevine, Inc., Anacomp, Inc., Wild Blue Communications, Ticketmaster, Inc., and Deltacom, Inc. Mr. Leitner holds a B.A. in Economics from the University of California, Los Angeles and a M.B.A. from the University of Michigan. Mr. Leitner’s financial background and his experience valuing acquisition opportunities enhances the Company’s ability to evaluate business lines and strategic opportunities.

Ervin R. Shames has been a director of the Company since January 2000. From 1996 to 2008, he was a visiting lecturer in consumer marketing at the University of Virginia’s Darden School of Business. From 1993 to 1995, Mr. Shames served as President and Chief Executive Officer of Borden, Inc., a consumer marketing company. Previously, he served as President of both General Foods USA and Kraft USA. He also served as Chairman, President and Chief Executive Officer of Stride Rite Corporation. Mr. Shames currently serves on the board of directors of Choice Hotels International, where he is lead independent director, chair of the compensation committee, and a member of the Audit and Governance Committees, and on the board of directors of Select Comfort Corporation, where he is a member of the Audit and Compensation Committees. Mr. Shames holds a B.S./B.A. from the University of Florida and an M.B.A. from Harvard University. Mr. Shames’ consumer marketing expertise provides the Company with enhanced insight into targeting end users of our services, and his deep understanding of executive compensation issues permits us to maximize the retention of our management talent.

William H. Washecka has been a director of the Company since February 2004. From November 2004 to December 2006, he served as Chief Financial Officer of Prestwick Pharmaceuticals, which specialized in therapies for central nervous system disorders. From 2001 until 2002, Mr. Washecka served as Chief Financial Officer for USinternetworking, Inc., an enterprise and e-commerce software service provider. Previously, Mr. Washecka was a partner with Ernst & Young LLP, which he joined in 1972. During the past five years, Mr. Washecka has served on the boards of directors of Audible, Inc., where he was Audit Committee Chair, and of Authentech, Inc., where he was Chairman of the Board and Audit Committee Chair until the sale of the Authentech, Inc. in October 2012. He has a B.S. in accounting from Bernard Baruch College of New York and completed the Kellogg Executive Management Program. Mr. Washecka’s decades of experience in auditing and accounting improve our internal controls over financial reporting, enhancing the quality of our public financial disclosures.

Barry D. Wessler served as a Co-Chairman of the Board of Directors from January 2010 to July 2010, and has been a director of the Company since May 2000. Since 1995, Dr. Wessler has been a computer and communications consultant. Previously, Dr. Wessler co-founded GTE Telenet, an early packet switch service company (now Sprint Data). He also served as Chief Executive Officer of Plexsys International, a cellular telephone infrastructure manufacturer, and President of NetExpress, an international facsimile network company. In the 1960’s, while at the Advanced Research Projects Agency, Dr. Wessler directed research for ARPANet, the forerunner of the Internet. Dr. Wessler has a B.S.E.E. and M.S.E.E. from M.I.T. and a Ph.D. in Computer Science from the University of Utah. Dr. Wessler’s advanced degrees in engineering and computer science, his foundational work on the creation of the Internet, and his experience with the confluence of telecommunications and technology give him a unique and comprehensive understanding of the Company’s business.

INFORMATION ABOUT THE CURRENT EXECUTIVE OFFICERS

(NOT ALSO A DIRECTOR)

Name	Age	Position
Eric M. Labiak	48	Chief Sales Officer
Jeffrey L. Kissling	57	Chief Technology Officer
Janie M. West	54	Chief Marketing Officer
Stephen W. Ryan	53	Executive Vice President, Software Solutions and Services

Eric M. Labiak is the Company’s Chief Sales Officer and leads Sales, Account Management and Client Services for Online Resources. He is responsible for driving new banking and biller sales and partnerships, as well as growing existing client relationships. Mr. Labiak joined Online Resources in 2007 as Senior Vice President of eCommerce Sales and Client Services where he has been instrumental in growing that business line. Prior to Online Resources, Mr. Labiak led sales and marketing at Image Processing Systems, an imaging, workflow and accounts payable outsourcing processor to Fortune 500 companies across multiple verticals, and also served as a general manager in the capital goods industry. He is a graduate of Lehigh University, where he received his bachelor’s degree in systems and industrial engineering.

Jeffrey L. Kissling serves as the Company’s Chief Technology Officer and oversees Online Resources’ Technology group. He is responsible for the Company’s technology development, systems operations and management information systems. Mr. Kissling joined Online Resources in 2010, having nearly 30 years of experience in leading engineering and technology teams in various automation and enterprise-class technology businesses. Mr. Kissling served as Chief Technology Officer at Manugistics Group, Inc. (from 2004-06), BAAN (now a unit of SSA Global Technologies, Inc., from 1999-2002), and Invensys Manufacturing and Process Systems, a business unit of Invensys plc (from 1999-2002). He also held senior leadership positions at Interwoven, JDA Software Group, Inc. (which acquired Manugistics Group, Inc.), Soft Systems Engineering, and Wonderware Corp. Mr. Kissling holds a bachelor’s degree in electrical engineering from the Pennsylvania State University and served in the U.S. Navy.

Janie M. West is our Chief Marketing Officer and leads Online Resources’ Marketing & Product Management group, including product marketing, product management, corporate and consumer marketing, and corporate communications. She is responsible for identifying target markets, defining products and services and driving them into the marketplace. Ms. West joined Online Resources in 2010 with more than 20 years experience in overseeing business development, corporate strategy, product marketing and software sales and sales management. Prior to 2010, she held leadership positions at Interwoven, Manugistics, Invensys and its subsidiaries Baan and Wonderware, Texas Instruments and InSource Software. West holds a bachelor’s degree in electrical engineering from West Virginia University.

Stephen W. Ryan is our Executive Vice President, Software Solutions & Services and is responsible for Online Resources’ Software Solutions & Services group. This group encompasses the Company’s custom software and solutions, including its Architect Online Banking and Virtual Collection Agent products. He is also responsible for the daily payment and customer service operations of the Banking business. Mr. Ryan joined Online Resources in 2011, bringing more than 20 years of experience developing and launching new financial technology products in U.S. and global markets. Prior to Online Resources, Mr. Ryan held executive roles at Bank of America, First Data, Visa USA, GeoTrust (acquired by VeriSign), and Arcot Systems (acquired by Computer Associates). Most recently, he was the Senior Vice President and co-founder of IronKey, Inc., a mobile security solutions provider for online banking financial services. Mr. Ryan holds a bachelor’s degree in management information systems from Old Dominion University.

There are no material proceedings in which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. There are no family relationships among any of the Company’s directors or executive officers.

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors has determined that all of its members are independent from management under the current standards promulgated by the SEC and by the NASDAQ Global Select Market, with the exception of Mr. Cowan and for Mr. Dorman during his service as interim Chief Executive Officer of the Company.

Executive Sessions

The independent directors are required under our corporate governance guidelines to meet in executive session without management or any inside directors, and do so at least four times each year.

Director Nomination Process

Our Governance Committee recommends candidates for nomination by the Board for election as directors. The Governance Committee may consider candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. In evaluating and determining whether to nominate a candidate for a position on our Board, the Governance Committee will consider the criteria outlined in our corporate governance policy, which include high professional ethics and values, relevant management experience and a commitment to enhancing stockholder value. In evaluating candidates for nomination, the Governance Committee utilizes a variety of methods. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes to nominate a candidate to be considered for election as a director at the 2013 Annual Meeting of Stockholders using the procedures set forth in our Bylaws, the stockholder must follow the procedures described in the section entitled “Stockholder Proposals and Nominations For Director.” If a stockholder wishes simply to propose a candidate for consideration as a nominee by the Nominating Committee, the stockholder should submit a recommendation to our Secretary at the Company’s address set forth on the first page of this Information Statement, indicating the nominee’s qualifications and other relevant biographical information and providing confirmation of the nominee’s consent to serve as a director.

Stockholder Communications with the Board of Directors

                Generally, stockholders who have questions or concerns regarding the Company may contact our principal executive office at (703) 653-2309. In addition, any stockholder who wishes to address questions regarding our business directly with the Board of Directors, including the non-management directors, should direct his or her questions to the Online Resources Corporation Board of Directors, c/o Corporate Secretary, Online Resources Corporation, 4795 Meadow Wood Lane, Chantilly, Virginia 20151. The Corporate Secretary has the authority to disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications. Examples of inappropriate communications include material that is of a personal nature and unrelated to the business of the Company, as well as material that is profane, defamatory, vulgar or otherwise offensive. If deemed an appropriate communication, the Corporate Secretary will submit your correspondence to the Chairman of the Board or to any specific director to whom the correspondence is directed.

Code of Ethics

We have adopted a code of conduct and ethics that applies to all of our directors, officers (including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Principal Accounting Officer, Controller and any person performing similar functions) and employees. We have made the code of conduct and ethics available on our website at www.orcc.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of conduct and ethics that apply to our directors, principal executive and financial officers will be included in a Current Report on Form 8-K within five business days following the date of the amendment or waiver, unless website posting of such amendments or a waiver thereof is then permitted by the rules of the NASDAQ Global Select Market.

Corporate Governance Guidelines

The Board has adopted a Code of Business Conduct and Ethics for all of the Company’s directors, executive officers and employees.

MEETINGS AND COMMITTEES OF THE BOARD

Committees of the Board of Directors and Meetings

Meeting Attendance. During the fiscal year ended December 31, 2012, there were twenty meetings of our Board of Directors, and the various committees of the Board met a total of thirty two times. Other than Michael E. Leitner no director attended fewer than 75% of the total number of meetings of the Board and of committees of the Board on which he served during 2012. Mr. Leitner attended 42% of the total number of meetings of the Board and of committees of the Board on which he served during 2012.

Management Development and Compensation Committee. Our Management Development and Compensation (“MD&C”) Committee met four times during fiscal 2012. The MD&C Committee has three members: Ervin R. Shames (Chairman), Edward D. Horowitz and Michael E. Leitner. The MD&C Committee oversees our compensation and organizational matters. Specifically, the MD&C Committee reviews and approves management compensation policies, including target compensation levels for management that are based on industry benchmarks, the design of our annual bonus program and establishment of the program’s goals and the design of our long-term, equity-based incentive program. The MD&C Committee focuses, in particular, on the Chief Executive Officer (“CEO”) and the CEO’s direct reports. The MD&C Committee reviews and recommends goals for the CEO to the Board of Directors and evaluates the CEO together with the Board of Directors. In overseeing our management development policies and practices, the MD&C Committee consults with the CEO on succession plans and more broadly assesses the development and contingency plans for senior management staff. Our Board of Directors has adopted a charter for the MD&C Committee, which is available at www.orcc.com. Please also see the report of the MD&C Committee set forth elsewhere in this Information Statement.

Governance Committee. Our Governance Committee met two times during the fiscal year 2012. The Governance Committee has five members, John Dorman (Chairman), Bruce A. Jaffe, Donald W. Layden, Michael E. Leitner and Ervin R. Shames. The Governance Committee evaluates the Board’s and its Committees’ current composition, organization and governance processes. It also identifies and recommends qualified candidates for director consideration and election by stockholders. The Governance Committee conducts an annual assessment of the Board. In consultation with outside compensation experts, the Governance Committee also designs and recommends to the Board of Directors the compensation policies for directors. Together with updates on industry best practices, legal developments and new securities regulations, the Governance Committee recommends changes and adoption of new processes. The Governance Committee also oversees the development and implementation of a Code of Business Conduct and Ethics for all of our Directors, executive officers and employees and develops and recommends to the Board corporate governance guidelines that are applicable to us. For a description of the process used by the Committee in evaluating and recommending director nominees, see “Nomination Process,” below. Our Board of Directors has adopted a charter for the Committee, which is available at www.orcc.com.

Audit Committee. Our Audit Committee met seven times during fiscal 2012. Our Audit Committee has four members, William H. Washecka (Chairman), Bruce A. Jaffe, Donald W. Layden and Barry D. Wessler. Generally, the Audit Committee oversees our accounting policies, consolidated financial statements and our internal audit function. The Board of Directors has determined that all members of the Audit Committee satisfy the current independence standards promulgated by the SEC and by the NASDAQ Global Select Market. The Board of Directors has determined that William H. Washecka is an “audit committee financial expert,” as the SEC has defined that term in Item 407 of Regulation S-K. Our Board of Directors has adopted a charter for the Committee, which is available at www.orcc.com.

Risk Management Committee. Our Risk Management Committee met five times during the fiscal year 2012. The Risk Management Committee Committee has three members, Barry D. Wessler (Chairman), Edward D. Horowitz and William H. Washecka. The Risk Management Committee assists management in identifying major risks associated with the Company’s activities and reviews management’s risk control policies to ensure consistent evaluation and mitigation of identified risk across the Company and management’s communication of those policies to the Board. Our Board of Directors has adopted a charter for the Committee, which is available at www.orcc.com.

Special Committee. The Special Committee met twenty times during the fiscal year 2012. The Committee is comprised solely of four independent directors. The Special Committee members are Donald W. Layden (Chairman), John C. Dorman, Bruce A. Jaffe and William H. Washecka. The Special Committee was formed to formulate, review, approve and recommend approval to the Board of Directors proposals with respect to the Company’s strategic alternatives intended to maximize stockholder value. The Special Committee is authorized to take such actions as it may deem necessary, appropriate or desirable in connection with or related to a potential transaction or strategic alternative. The Special Committee is also authorized to formulate, review, approve and recommend approval to the Board of Directors proposals with respect to the Company’s Series A-1 Preferred Stock.

Report of the Audit Committee

The Audit Committee of the Board of Directors, which consists entirely of directors who meet the independence and experience requirements of the NASDAQ Global Select Market, has furnished the following report:

The Audit Committee assists the Board in overseeing and monitoring the integrity of our financial reporting process, compliance with legal and regulatory requirements, systems integrity and security procedures and the quality of internal and external audit processes. The Audit Committee’s role and responsibilities are set forth in its charter adopted by the Board. The Audit Committee reviews and reassesses its charter annually and recommends any changes to the Board for approval. The Audit Committee is responsible for overseeing Online Resources’ overall financial reporting process, and for the appointment, compensation, retention, and oversight of the work of Online Resources’ independent registered accountants. In fulfilling its responsibilities for the consolidated financial statements for 2011, the Audit Committee:

•	Reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2011 with management and KPMG LLP, Online Resources’ independent auditors for that period;

•	Discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended; and

•

Received written disclosures and the letter from KPMG LLP regarding its independence, as required by Independence Standards Board Standard No. 1. The Audit Committee further discussed with KPMG LLP their independence. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the committee determined appropriate.

Based on the Audit Committee’s review of the audited consolidated financial statements and discussions with management and KPMG LLP, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Online Resources Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the SEC.

Board Leadership

The Board is led by its Chairman, Mr. John C. Dorman. The Board maintains a separation between the office of Chairman of the Board and the office of principal executive officer. The Board believes this structure is appropriate to the Company’s current circumstances because it ensures that the Chief Executive Officer, who is accountable to the Board, does not also occupy the position of leader of the Board.

Risk Oversight

The Board maintains a standing Risk Management Committee to assist management in identifying major risks associated with the Company’s activities and review management’s risk control policies to ensure consistent evaluation and mitigation of identified risk across the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

During 2012, all reports that were required to be filed pursuant to Section 16(a) of the Securities Exchange Act were filed on a timely basis, except that due to administrative errors, the following reports were filed late: Form 4s for all board members due March 12, 2012, were filed on March 14, 2012; Form 3s for Eric Labiak, Janie West, and and Stephen Ryan due March 29, 2012, were filed on April 13, 2012; Form 3 for Jeff Kissling due March 29, 2012, was filed on April 30, 2012; Form 4 for Catherine Graham due April 17, 2012, was filed on May 3, 2012; Form 4s for Janie West, Joseph Cowan, Eric Labiak, Jeffrey Kissling, and Stephen Ryan due August 17, 2012, were filed on August 20, 2012; and Form 4s for all board members due September 11, 2012, were filed on September 12, 2012.

Certain Relationships and Related Transactions

In 2012, through the mailing date of this Information Statement, Online Resources did not engage in any transactions with a related person in which the amount involved exceeded $120,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 6, 2013, for (a) the executive officers named in the Summary Compensation Table set forth elsewhere in this Information Statement (the “named executive officers”), (b) each of our current directors and past directors who served during 2012, (c) all of our current directors and executive officers as a group and (d) each stockholder known by us to own beneficially more than 5% of our Common Stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of Common Stock that may be acquired by an individual or group within 60 days of February 6, 2013, pursuant to the exercise of options or warrants or the conversion of other securities to be outstanding for the purpose of computing the number of shares and percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, we believe that the owners of our Common Stock named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them based on information provided to us by these stockholders, including information filed by such stockholders with the SEC. Percentage of ownership is based on shares of common stock beneficially owned on February 6, 2013.

	Shares Beneficially Owned
Name and Address**	Number	Percent
Dimensional Fund Advisors, Inc.(1) 6300 Bee Cave Road Building 1 Austin, TX 78746-5833	2,228,399	5.9%
Tennenbaum Capital Partners, LLC(2) 2951 28th Street, Suite 1000 Santa Monica, CA 90405	8,432,970	22.5%
Concept Capital Markets, LLC(3)	1,994,960	5.3%

John C. Dorman(4)	129,464	*
Edward D. Horowitz(5)	59,243	*
Bruce A. Jaffe(6)	60,932	*
Donald W. Layden, Jr.(7)	58,913	*
Michael E. Leitner(8)	8,432,970	22.5%
Ervin R. Shames(9)	108,223	*
William H. Washecka(10)	94,989	*
Barry D. Wessler(11)	109,114	*
Joseph L Cowan(12)	646,475	1.7%
Jeffrey L. Kissling(13)	60,798	*
Eric M. Labiak(14)	69,841	*
Janie M. West (15)	40,796	*
Stephen W. Ryan	10,581	*
All directors and executive officers serving during 2012 as a group (12 persons)(16)	9,882,343	25.9%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our Common Stock.
**	Addresses are given for beneficial owners of more than 5% of the outstanding Common Stock only. The address for our directors and executive officers is c/o Online Resources Corporation, 4795 Meadow Wood Lane, Chantilly, VA 20151.
(1)	This information is based solely on a NASDAQ Institutional Ownership report for the reporting date February 1, 2013. Dimensional Fund Advisors, Inc., in its capacity as investment advisor, may be deemed the beneficial owner of these shares, which are owned by investment advisory client(s) of Dimensional Fund Advisors, Inc.
(2)	Includes 4,621,570 shares of Common Stock that may be issued upon conversion of shares of the Company Preferred Stock. This information is based solely on a NASDAQ Institutional Ownership report for the reporting date February 1, 2013. Tennenbaum Capital Partners LLP (TPC) may be deemed the beneficial owner of these shares.
(3)	This information is based solely on a NASDAQ Institutional Ownership report for the reporting date February 1, 2013. Concept Capital Markets, LLC, in its capacity as investment advisor, may be deemed the beneficial owner of these shares, which are owned by investment advisory client(s). To our knowledge, no such client is known to have such right or power with respect to more than five percent of the common stock outstanding.
(4)	Includes 12,420 shares issuable upon exercise of options to purchase Common Stock and 10,305 restricted stock units that vest on March 8, 2013. Mr. Dorman was elected to serve on our Board of Directors effective May 15, 2009, and had been our interim Chief Executive officer from April 2010 to June 2010.
(5)	Includes 12,420 shares issuable upon exercise of options to purchase Common Stock and 5,153 restricted stock units that vest on March 8, 2013.
(6)	Includes 12,420 shares issuable upon exercise of options to purchase Common Stock and 5,350 restricted stock units that vest on March 8, 2013.
(7)	Includes 15,310 shares issuable upon exercise of options to purchase Common Stock and 5,619 restricted stock units that vest on March 8, 2013.

(8)	Mr. Leitner serves on the Board of Directors as the appointed designee of the holders of the Company Preferred Stock for whom TCP serves as the advisor. This information is based solely on a NASDAQ Institutional Ownership report for the reporting date February 1, 2013. Mr. Leitner disclaims any beneficial ownership of these shares.
(9)	Includes 31,431 shares issuable upon exercise of options to purchase Common Stock and 5,489 restricted stock units that vest on March 8, 2013.
(10)	Includes 27,753 shares issuable upon exercise of options to purchase Common Stock and 5,799 restricted stock units that vest on March 8, 2013.
(11)	Includes 23,740 shares issuable upon exercise of options to purchase Common Stock and 5,467 restricted stock units that vest on March 8, 2013.
(12)	Includes 133,040 shares issuable upon the exercise of options to purchase Common Stock and 116,166 restricted stock units that vest on February 15, 2013. Mr. Cowan was appointed President and Chief Executive Officer on June 15, 2010.
(13)	Includes 25,000 restricted stock units which vest February 15, 2013.
(14)	Includes 16,996 shares issuable upon the exercise of options to purchase Common Stock and 22,152 restricted stock units that vest on February 15, 2013.
(15)	Includes 19,250 restricted stock units which vest on February 15, 2013.
(16)	Includes 4,621,570 shares issuable upon conversion of shares of the Company Preferred Stock, 284,372 shares issuable upon the exercise of options to purchase Common Stock and 232,820 restricted stock units that vest on February 15, 2013, and March 8, 2013. See notes 5 through 18 above for further details concerning such options and restricted stock units.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

Each non-employee director receives a one-time option to purchase Shares with a fair market value of $55,000 (with an exercise price at the fair market value of the common stock at the time of grant) at the beginning of his or her initial term. The stock option vests annually over three years. Additionally, each non-employee director receives annually: (i) a fee of $39,000; (ii) stock awards with a fair market value of $55,000; (iii) an additional fee of $5,000 for serving as chair of the Audit Committee, $3,750 for serving as chair of the Compensation Committee, $2,500 for serving as chair of the Risk Management Committee, and $2,000 for serving as chair of the Special Committee; (iv) an additional stock award with a fair market value of $5,000 for serving as chair of the Audit Committee, $3,750 for serving as chair of the Compensation Committee, $2,500 for serving as chair of the Risk Management Committee, and $3,000 for serving as chair of the Special Committee; (v) an additional fee of $2,500 for serving as a member of the Audit Committee, $1,500 for serving as a member of the Compensation Committee, and $1,000 for serving as member of the Risk Management, Governance or Special Committee; (vi) an additional stock award with a fair market value of $2,500 for serving as a member of the Audit Committee, $1,500 for serving as a member of the Compensation Committee and $1,000 for serving as member of the Risk Management, Governance or Special Committee; and (vii) an additional fee of $1,500 per meeting for Board meetings in excess of seven meetings, Audit Committee meetings in excess of six meetings, and for all other committee meetings in excess of four each. The cash fees are paid by the Company in quarterly installments. The stock awards are granted at the beginning of each annual term and they vest over the course of one year. We reimburse directors for expenses they incur in connection with attending Board and committee meetings. The Company’s employee director and the director designee of the holders of our Preferred Stock do not receive any compensation for their participation in Board or committee meetings.

The following table summarizes the cash, equity awards and other compensation earned, paid or awarded to each of our independent directors during the fiscal year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John C. Dorman	$39,000	$115,004	—	—	—	—	$154,004
Edward Horowitz	$41,500	$57,505	—	—	—	—	$99,005
Bruce A. Jaffe	$43,300	$59,709	—	—	—	—	$103,009
Donald W. Layden, Jr.	$45,300	$62,711	—	—	—	—	$108,001
Michael E. Leitner	$—	$—	—	—	—	—	$—
Ervin R. Shames	$45,252	$61,257	—	—	—	—	$106,509
William H. Washecka	$48,300	$64,711	—	—	—	—	$113,011
Barry D. Wessler	$45,000	$61,009	—	—	—	—	$106,009

(1)	The values represent the aggregate grant date fair value of stock awards granted in accordance with SEC rules. Generally, the aggregate grant date fair value is the amount that the Company expects to expense in its financial statements over the award’s vesting schedule. These amounts reflect the Company’s accounting expense and do not correspond to the actual value that will be realized by the named Directors. See our Annual Reports on Form 10-K for the years ended December 31, 2011, 2010 and 2009 for complete descriptions of the assumptions made in the valuation of the stock awards.

As of December 31, 2012, the number of aggregate shares underlying outstanding option awards held by the directors of the Company is as follows:

Name	Option Awards Outstanding

Joseph L. Cowan	266,080

John C. Dorman	12,420

Edward A. Horowitz	12,420

Bruce A. Jaffe	12,420

Donald W. Layden, Jr.	10,207

Ervin R. Shames	31,431

William H. Washecka	27,753

Barry D. Wessler	23,740

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis contains statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of Online Resources’ compensation programs and should not be interpreted to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Executive Summary

Online Resources is committed to best practices in the areas of executive compensation, pay for performance, equity, and independent director compensation. The following table summarizes our policies.

Executive Compensation
The Company does have employment agreements	Yes
Executive compensation is tied to performance	Yes
CEO salary is no more than 2 1/2 times the salary of next highest paid named executive officer	Yes

Pay for Performance
Compensation Element	Link to Performance
Base Salary	Base salary increases are linked to individual performance.
Annual Cash Incentives	Annual cash incentives are linked to achieving pre-determined Company and individual objectives.
Long-Term Incentives	Long history of granting performance shares which are based on predetermined Company objectives, but temporarily granting time-vested shares only to support retention needs during period of management, operating and technology transition.
Benefits	The Company’s equity incentive plans encourages financial performance that drives increased shareholder value.
Ownership Guidelines	The directors and officers are subject to ownership guidelines.

Equity
All stock-based incentive plans have been approved by shareholders.	Yes

The Company’s Amended and Restated 2005 Restricted Stock and Option Plan (the “RSO Plan”) does not allow reloads, repricing, stock options issued at a discount to fair market value; or stock options to be transferred by a participant for consideration.	Yes

Stock options granted under our RSO Plan are always awarded at an exercise price equal to the closing price of the Company’s common stock reported for the business day before the grant or higher.	Yes

The Company has not misdated or backdated stock options.	Yes

The Company discloses performance criteria in its stock based compensation plans.	Yes, where applicable

Independent Director Compensation
The majority of the director pay package is in the form of Company equity.	Yes

The Company’s Director Stock Ownership Guidelines targets directors to own Company equity worth at least 5X the annual retainer.	Yes

The director pay package is regularly benchmarked to market and reviewed by an Independent Compensation Consultant.	Yes

The Company uses stock options as part of the director pay package.	The Company uses time based restricted stock units

The Company does not have a director retirement program.	Yes

The Company does not offer perquisites to directors.	Yes

The Company only reimburses for expenses relating to service as a director.	Yes

A director who is an employee of the Company does not receive any compensation for services as a director.	Yes

The MD&C Committee of our Board of Directors is responsible for establishing and maintaining all of our executive officer and senior management compensation programs. These programs are designed to attract and retain qualified executives and managers, and reward them for delivering value to our stockholders.

The design of our compensation programs is based on pay-for-performance. We target total compensation, including base salary and variable compensation opportunities, at the 50th percentile of market as measured against both our established peer group and similarly situated and sized companies in the geographic markets where we compete for employees. Through our variable compensation opportunities we seek to provide the opportunity to earn total compensation between the 60th and 70th percentiles when we exceed our financial and operating targets and outperform our peers.

Our variable compensation programs have generally provided for (i) cash and/or restricted stock equity compensation tied to performance measures, (ii) time-vested equity compensation issued as options that have value only if our stock price increases following their date of grant, and (iii) time-vested equity compensation issued as restricted stock units for which the value increases and decreases with the price of our common stock. For 2012, however, we granted only time-vested equity in the form of restricted stock units. We made this change temporarily to support our increased need to retain key employees as we work through a period of significant management, operating and technology transition. We have not changed our belief in, or long-term commitment to, performance-vested equity as an integral part of our compensation structure, and expect to return to this type of equity grant as soon as we complete this transition period. We have not yet determined if this temporary change in policy will end in 2013.

In 2012, the base salary of Joseph L. Cowan, our President and Chief Executive Officer, along with the base salaries of our other executive officers and senior management, were paid in cash. All annual incentive compensation was paid in cash and all long-term incentive compensation was paid in equity. Payment of annual incentive compensation in cash and long-term incentive compensation in equity reflects the compensation philosophy established by our MD&C Committee.

40% of our President and Chief Executive Officer’s 2012 target total direct compensation was granted in equity. None of our Chief Financial Officer’s 2012 target total direct compensation was granted in equity. Our Chief Financial Officer left the Company in April 2012. Through the grant of equity incentives, we seek to align the interests of our management team with the interests of our stockholders, by creating a direct link between compensation and long-term stockholder return. We also believe that enabling our management team to achieve ownership in our Company at levels that are meaningful to them improves our ability to retain these employees. Further, as we offer no defined benefit retirement or pension plans, equity-based incentive grants are an important element in enabling our management team to build savings for retirement.

Given the high reliance on pay for performance in our compensation structure, the MD&C Committee believes it is important to look at realized compensation versus target compensation. On August 15, 2012, equity grants for long-term incentive compensation were calculated using a $2.25 Share price, then fair market value of our shares of Common Stock. Though these grants have not yet vested, during the remainder of 2012 and the first thirty days of 2013, our price per common share ranged between $2.05 and $3.02, closing at $2.10 on January 30, 2013.

The MD&C Committee, in conjunction with executive management, will continue to review its compensation and benefits programs and make other adjustments if and as it believes necessary or prudent.

Compensation Philosophy and Objectives

•

A Meaningful Portion of Compensation Should be Performance-Based. We believe that variable compensation tied to Company performance should represent a meaningful portion of total compensation for our executive officers and senior managers, and that the percentage of compensation tied to Company performance should be highest for our executive officers. We generally strive to have between 30% and 50% of our executive officers’ targeted compensation be tied to performance factors through annual cash incentive compensation and performance-vested equity awards. For 2012, however, we granted equity only time-vested awards, thus temporarily reducing the portion of compensation tied to performance factors. This change supports our increased need to retain key employees, including our executive officers, as we work through a period of significant management, operating and technology transition. We have not yet determined if this temporary change in policy will end in 2013.

•	70% of our President and Chief Executive Officer’s targeted 2012 compensation was “at-risk”, with 30% tied to the achievement of performance factors.

•

Excluding the Chief Financial Officer, who left the Company in April 2012, between 50% and 52% of the targeted 2012 compensation for our other executive officers was “at-risk”, with between 24% and 25% tied to the achievement of performance factors.

•

Our Compensation Programs Should Emphasize Stock Ownership. We believe that stock ownership is a valuable tool to align the interests of managers and employees with those of stockholders. Our Board of Directors has established the following stock ownership guidelines for themselves as well as for executive officers and certain senior managers:

Stock Ownership Guidelines
Board Members	5 times annual cash compensation
Chief Executive Officer	5 times annual base salary
Other Named Executive Officers	3 times annual base salary

Stock ownership is defined to equal the value of owned shares, the vested portion of restricted stock or restricted stock units and any vested options that are in the money. Individuals are given up to four years from the date of hire, promotion to an eligible position or joining the Board to reach the targets. These targets are treated as guidelines, not as absolute requirements, and the Board takes into account financial hardship or other extenuating circumstances in reviewing cases where targets are not met.

Much of this ownership can be accomplished through grants made as a part of the annual compensation of our Board members and under the RSO Plan, our long-term equity incentive plan, but open market purchases are encouraged to fill out or exceed the guidelines. We also provide the means for broader stock ownership by employees at all levels through our long-term incentive plan.

•

Our Compensation Programs Must Provide the Opportunity to Achieve Competitive Total Pay. We need to hire, retain and motivate executive officers and senior managers with the requisite skills and experience to develop, expand and execute on our business opportunities, as this is essential to our success in providing value to stockholders. As such, we benchmark our compensation against companies in our industry sector, with similar operating characteristics or in similar geographies. We target total compensation at the 50th percentile of market as measured against both our established peer group and similarly situated and sized companies in the geographic markets where we compete for employees. We also seek to provide the opportunity to achieve total compensation between the 60th and 70th percentiles when we exceed our own targets and outperform our competition.

•

We Consider Total Compensation in Designing Our Programs. As a company working through a period of business transition but ultimately targeting a return to growth, we seek executive officers and senior managers who are motivated by the desire to participate in building an expanding, profitable and high quality organization. Since this type of employee values participation in our future growth as much or more than base salary, the MD&C Committee looks at the aggregate of our base salary, annual incentive and long-term equity incentive compensation plans when assessing the adequacy, appropriateness and competitiveness of our compensation structure.

•

Our Compensation Programs Should Reward both Company and Individual Performance. In determining annual incentive and long-term equity incentive awards, we look to Company and individual performance. For our 2012 annual incentive plan, 15% to 30% of the participants’ annual cash bonus awards were determined by individual performance goals. For our 2013 annual incentive plan, 15% to 25% of the participants’ annual cash bonus awards will be determined by individual performance goals. Additionally, merit increases to base salaries are weighted heavily towards individual performance, and we have spot bonus and other recognition programs to reward individual achievement.

Compensation Program Design

The MD&C committee reviews the design of our total compensation program on a regular basis, incorporating information from a database provided by Equilar, Inc. which aggregates information from Information Statements and other documents filed with the SEC, as well as recommendations and best practices communicated periodically by Towers Watson, an independent compensation consultant.

For 2012, the MD&C Committee continued the material modification to plan design that was made in 2011 of temporarily suspending the Company’s long-term incentive plan. Instead, the MD&C Committee allowed the Company to use the amounts that would have typically been granted under that plan to fund retention grants for selected key employees, regardless of whether they would otherwise participate in the long-term incentive plan. Retention grants were made in two tranches: a time-vested cash grant vesting in one year and a grant of restricted stock units vesting over 24 months. Not all selected key employees received both grants, though many did. It is not anticipated that this replacement of the Company’s long-term incentive plan with cash and equity retention grants will continue in 2013.

Our compensation program for executive officers and senior management currently consists of:

•	base salary,

•	annual cash incentive compensation,

•	annual long-term incentive equity compensation in 2013, and

•	if selected as a key employee, cash and/or equity-based retention compensation in 2012.

Our executive officers and senior management also participate in the broad-based benefits plans that are available to other employees, and we avoid additional material perquisites.

We have a severance policy that provides management with guidelines for the application of severance benefits for all levels of employees upon termination without cause. Certain of our executive officers have received assurances that their benefits under this severance policy will not be reduced because of potential future changes to our severance policy. However, the payout of all benefits under our severance policy are subject to our Board’s consideration. We also entered into change in control severance agreements for the benefit of certain executive officers in the event of both (i) a change in control of our Company and (ii) termination of that person under specified circumstances within one year after the change in control. Additionally, we have entered into agreements that provide for severance with certain of our current and former executive officers.

The MD&C Committee regularly requests benchmark compensation studies with regard to executive officer and senior management positions, to ensure that its decisions are based on current market information. Compensation studies provide relevant market data, trends and alternatives to consider when making compensation decisions, and the MD&C Committee uses the study information to construct management compensation plans that are intended to be both competitive and within established target ranges relative to market-median levels. The MD&C Committee uses information from a database provided by Equilar, Inc. which aggregates information from Information Statements and other documents filed with the SEC.

The MD&C Committee has the sole authority to engage and terminate the engagements of any independent compensation consultants. Towers Watson and any other independent compensation consultants engaged by the MD&C Committee are not engaged by management in any other capacity, without the expressed consent of the MD&C Committee, so as to preserve their independence.

In making compensation decisions, the MD&C Committee compares total compensation and its components against a peer group of publicly traded financial technology companies. This peer group, which is reviewed and updated annually, consists of companies in the specific market sectors in which we compete and with annual revenues of between $100 million and $1 billion. Each of the peer group companies has revenues of less than $1 billion and market capitalizations and employment levels that are reasonably similar to ours. The MD&C Committee believes the peer group is a reasonable representation of the market for management’s services.

The companies included in the peer group to construct our compensation decisions for 2012 are:

•	ACI Worldwide, Inc.

•	Bottomline Technologies, Inc.

•	Cardtronics Inc.

•	Cass Information Systems Inc.

•	CSG Systems International, Inc.

•	Global Cash Access Holdings

•	Higher One Holdings, Inc.

•	Intersections Inc.

•	Official Payments Holdings, Inc.

•	TNS, Inc.

As a result of the limited number of companies in our peer group, the MD&C Committee also utilized commercially available survey data related to general industry executive compensation to identify market-median and other market elements related to our 2012 and ongoing compensation programs.

Compensation Elements

Base Salary. Base salaries for our executive officers and senior managers are reviewed and reset annually. Given our total compensation approach and the value our executive and senior management places on participating in current and future growth, base salaries may tend to be underweighted in our compensation structure. The MD&C Committee seeks to benchmark base salaries at approximately the 50th percentile of companies both within our established peer group and similarly situated and sized companies within the geographic areas in which we compete for employees.

In addition to the market data from the peer group and other sources, the MD&C Committee considers other factors in arriving at or adjusting each executive officer’s base salary, including:

•	each executive officer’s scope of responsibilities,

•	each executive officer’s qualifications, skills and experience,

•	internal pay equity among senior executives, and

•	individual job performance, including both impact on current financial results and contributions to building longer-term stockholder value.

Within this framework, annual increases are primarily driven by individual performance.

Annual Incentive Compensation. We provide annual incentive compensation for our executive officers, senior and mid-level managers under our Annual Incentive Plan. These individuals have the most direct influence over our financial and operating performance, and thus their annual incentive compensation is based on our performance against established performance goals.

The Annual Incentive Plan is designed to drive current period performance consistent with our stated long-term growth, profitability and service quality objectives. The MD&C Committee seeks to establish performance objectives at a level that rewards competitively superior performance with competitively superior compensation. Our annual incentive compensation is paid in cash.

Before the start of each year, the MD&C Committee determines the principal elements of the Annual Incentive Plan for the coming year:

•	performance goals,

•	bonus allocations to be tied to each of the performance goals, and

•	target bonus levels, expressed as either a percentage of salary or a fixed amount for each identified level or title grouping of management.

Actual bonus payments are increased above the target bonus levels for results that exceed the performance goals and are decreased below the target bonus levels, and may be reduced to zero, for results that do not fully meet the goals, with the amount of the increase or decrease based on a sliding scale determined by the MD&C Committee.

The MD&C Committee believes that in the context of its total compensation approach, the design of, and payouts under, the 2012 Annual Incentive Plan were fair to both participants and stockholders, and that the plan structure was appropriate.

Section 162(m) of the Code denies a publicly-held corporation a federal income tax deduction for the compensation of certain executive officers exceeding $1 million per year, but qualified performance-based compensation which meets certain requirements imposed by Section 162(m) of the Code is not subject to the limitations on deductibility. While we generally endeavor to structure compensation so as to qualify for deductibility, we may authorize compensation that may not be deductible when we believe such nondeductible compensation is warranted under then present circumstances. The compensation payable to Mr. Cowan exceeded the Section 162(m) threshold for 2012. As a result, the amount of Mr. Cowan’s compensation for 2012 in excess of $1 million will not be deductible to the Company.

Performance Goals and Bonus Allocations. The MD&C Committee determines both the types of, and the targets for, the annual performance goals. Typical performance goals include annual or other periodic revenue growth or amount, operating profitability growth or amount, core net income growth or amount, free cash flow amount and service quality or other operating performance metrics. Some or all of these performance goals may be established on an adjusted basis, either for ease of measurement or to exclude factors beyond management’s control.

Financial performance goals are linked to our Board-approved budget and operating plan for the applicable period. We targeted our 2012 and 2013 budgets at a 60-70% probability level, which is then also the probability of our executives achieving the established performance targets for those periods.

The MD&C Committee selected the following as the performance goals for the 2012 Annual Incentive Plan:

•	revenue, and

•	adjusted earnings before interest and taxes

Individual performance goals were established in 2012 in place of a non-financial goal. The weighting of each participant’s individual performance goal within the bonus calculation varies depending on the participants’ function in the Company.

Corporate targets were established for each of the financial performance goals, while supporting individual goals were established for each participant. The percentage of bonus payout tied to each of the goals was as follows:

Performance Goal	Goal Weighting
Revenue	35 – 42.5%
Adjusted Earnings before Interest and Taxes	35 – 42.5%
Individual Goals	15 – 30%

2012 Company financial performance goals are as follows:

Performance Goal	Performance Target (in millions)	Performance Achieved (in millions)
Revenue	$158.9 – 160.3	—
Adjusted Earnings before Interest and Taxes	$18.1 – 18.6	—

Financial results for the year ending December 31, 2012, are not available as of the date of this Information Statement. As such, the Company’s performance against the financial performance targets has not yet been determined.

Partial payouts pursuant to the 2012 Annual Incentive Plan were paid in cash in August 2012 and December 2012, with the final payout to be made in March 2013.

For the 2013 Annual Incentive Plan, the MD&C Committee has chosen to maintain the same structure as the 2012 Annual Incentive Plan. For 2013, the percentage of bonus payout tied to each of the goals is as follows:

Performance Goal	Goal Weighting
Revenue	37.5 – 42.5%
Core Earnings per Share	37.5 – 42.5%
Individual Goals	15 – 25%

Annual Incentive Plan payouts to participants, including the executive officers, for 2013 will be based on both the achievement of the established corporate financial performance targets and performance against individual goals. Payouts pursuant to the 2013 Annual Incentive Plan will be made in cash 40% on or about August 1, 2013, 40% on or about December 31, 2013 and 20% on or about March 1, 2014.

Target Bonus Levels. The MD&C Committee establishes bonus targets for executive officers and certain members of senior management which are percentages of their actual base salaries. Fixed dollar bonus targets were established for other position or title groups within our management team.

Bonus targets are established by the MD&C Committee within its total compensation approach. Factors considered included peer group comparable compensation, internal compensation equity between participants of the same level or title, cash and equity compensation mix at the various levels of management and affordability.

For 2012, bonus targets for our executive officers under the Annual Incentive Plan were:

•	100% of base salary for our President and Chief Executive Officer, and

•	Between 50% and 65% of base salary for other executive officers.

Under the 2012 Annual Incentive Plan, it is estimated that management and executive officers will earn bonuses of between 120% and 150% of their targets.

For 2013, the MD&C Committee followed a consistent process and considered similar factors in establishing bonus targets. As in prior year plans, participants may earn up to 150% of their bonus targets for significantly over-achieving against established performance goals.

Long-Term Equity-Based Incentive Compensation. We have typically made long-term incentive compensation available to our executive officers, senior and mid-level managers, generally in a combination of one or more of time-vested stock options and restricted stock units and performance-vested restricted stock units.

Through the grant of these equity incentives, we have sought to align the long-term interests of our management team, including our executive officers, with the long-term interests of our stockholders, by creating a direct link between compensation and stockholder return. However, for 2012, we have temporarily suspended our usual long-term incentive plan. The MD&C Committee has instead approved allowing the Company to use the amounts that would have typically been granted under that plan to fund retention grants for selected key employees, regardless of whether they would otherwise participate in the long-term incentive plan. This change supports our increased need to retain key employees, including our executive officers, as we work through a period of significant management, operating and technology transition. We have not yet determined if this temporary change in policy will end in 2013.

Retention Compensation. In 2011, we instituted a retention compensation program to support our increased need to retain key employees, including our executive officers, as we work through a period of significant management, operating and technology transition. This compensation program continued in 2012. For 2012, retention grants were made to selected key employees in two tranches: a time-vested cash grant vesting in one year and a grant of time-vested restricted stock units vesting over two years. Not all selected key employees received both grants, though many, including our executive officers, did.

The cash grants under our 2012 retention plan totaled $1.8 million, the majority of which were made in April 2012 and will vest on March 31, 2013. The restricted stock unit grants had value on their grant dates, the majority of which were in August 2012, totaling $2.0 million. Generally, these grants will vest equally in August 2013 and August 2014.

For our executive officers, their 2012 cash retention grants generally equaled one-third of what their target grants would have been under the suspended long-term incentive plan. Their equity retention grants generally equaled two-thirds of those same plan targets. Other senior managers generally received cash and equity grant values which totaled more than their grant targets under the suspended plan.

The grant values of 2012 retention grants made to our named executive officers were as follows:

	Cash Grant	Equity Grant
President & Chief Executive Officer	$343,333	$726,667
Executive Vice President, Chief Financial Officer and Treasurer	$—	$—
Chief Sales Officer	$60,000	$119,999
Chief Technology Officer	$100,000	$149,999
Chief Marketing Officer	$59,000	$117,999

In 2013, it is expected that the MD&C Committee will eliminate this retention program following the payment of the retention amounts payable for the period ended March 31, 2013.

Benefits and Perquisites. We generally avoid perquisites. Our executive officers and senior managers receive the same benefits as are available to our other full-time employees.

Severance Compensation. Other than the change in control severance agreements described below, we do not have agreements with our executive officers and most of our senior managers that would provide severance benefits upon termination without cause or for good reason. We do have a severance policy that specifies severance benefits for all levels of employees upon termination without cause and certain of our executive officers and senior managers have received assurances that their benefits under this policy will not be reduced because of potential future changes to our severance policy. However, the payout of all benefits under our severance policy are subject to Board consideration.

Under our policy, the severance period for our executive officers, excluding our President and Chief Executive Officer, would be calculated as 12 months plus two weeks for every year of service. The Company entered into a separate employment agreement with our President and Chief Executive Officer. The severance period for our

President and Chief Executive Officer would be 18 months. For all executive officers, in recognition of the severance period and partial period service already provided, they would receive a lump sum severance payment equal to (i) their base pay at then current rate, calculated for the severance period, (ii) their bonus target amount at then current rate, calculated for the severance period, and (iii) the pro rata portion of any bonus for the for the bonus period in effect at then expected payout rate subject to certain considerations. Additionally, any unvested equity that would have vested during the severance period, calculated as though vesting were monthly, would immediately vest and become exercisable. Our executive officers would also receive the health benefit plan coverage (medical, dental and vision insurance) in effect for they and their family for one year from the date of their termination.

For Joseph L. Cowan, our President and Chief Executive Officer, and our other named executive officers, if termination had occurred on December 31, 2012, the following represents the benefits that would have been paid under our policy:

Name and Principal Position	Severance Period (Months)	Base Salary & Target Bonus ($)	Current Period Pro Rata Bonus ($)		Lump Sum Payment ($)	Value of Post- Termination Benefits ($)(1)	Value of Acceleration of Vesting of Equity Awards ($)(2)	Total Payments & Benefits ($)
Joseph L. Cowan President and Chief Executive Officer	18	$1,070,000		$—	$1,550,000	$14,000	$1,655,612	$3,219,612

Eric M. Labiak Chief Sales Officer	14.5	$360,000		$—	$435,000	$12,000	$235,747	$682,747

Jeffrey L. Kissling Chief Technology Officer	13	$397,500		$—	$430,625	$12,000	$256,664	$699,289

Janie M. West Chief Marketing Officer	13	$354,000	$		$383,500	$7,000	$201,909	$592,409

(1)	Assumes the estimated benefits in effect as of December 31, 2012.
(2)	Assumes the Company’s stock price at the close of acquisition is $3.85 and excludes restricted stock units vesting on February 15, 2013, of 116,166 for Joseph L. Cowan, 22,152 for Eric M. Labiak, 25,000 for Jeffrey L. Kissling, and 19,250 for Janie M. West.

We have also entered into severance agreements and/or employment agreements with a limited number of executive officers of the Company.

Potential Payments upon Termination or Change in Control. We have a change in control severance agreement in place with Joseph L. Cowan, our President and Chief Executive Officer, as further described below.

The change in control severance agreement has a “double trigger” feature, meaning that two events must occur in order for benefits to be paid to the participant. The first event must be a change in control of our Company, which is defined to be (i) any change in control required to be reported in response to Item 1(a) on Form 10-K, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Act”); (ii) a third person, including a “group” as such term is used in Section 13(d)(3) of the Act, becoming the owner of 50% or more of the combined voting power of our outstanding common stock, unless such acquisition is approved by a majority of our Board prior to such acquisition; or (iii) the directors on our Board cease for any reason to constitute at least a majority of the Board.

The second event, which must occur within one year after the change of control event, is either (i) the termination of the participant by us for reasons other than cause or disability or (ii) the resignation of the participant from employment for “good reason”. “Good reason” is defined to be any changes in the duties and responsibilities of the participant which are materially inconsistent with the duties and responsibilities of the participant within our

Company immediately prior to the change in control, (ii) any material reduction of the participant’s compensation or aggregate benefits, (iii) any required relocation of the participant’s office beyond a 50 mile radius from the location of the participant’s office immediately prior to the change in control, or (iv) any failure by us to obtain the assumption of the change in control severance agreement by a successor of our Company.

In the event the “double trigger” occurs to a participant under the agreement, the participant shall be entitled to two categories of benefits. First, a lump sum severance payment equal to the participant’s average annual salary and bonus target during the three years preceding the change in control, multiplied by 2.99 for each Group A participant (defined to be our executive vice president and chief financial officer). Second, the health benefit plan coverage (medical, dental and vision insurance) in effect for such participant and the participant’s family as of the date of his or her termination shall be provided by us to the participant for one year from the date of the participant’s termination at the same premium rates as charged for employees of ours, as if the participant had continued in employment during such period. In addition, all outstanding options and other equity awards, if any, granted to a participant in the severance plan shall become fully vested and exercisable upon a change in control, and the restricted period with respect to any restricted stock or any other equity award granted to a participant shall lapse immediately upon such change in control. In addition, the benefits under the plan may be modified as necessary to ensure compliance with Section 409A of the Code governing deferred compensation arrangements.

As noted above, the Company entered into a separate employment agreement with our President and Chief Executive Officer. In the event the “double trigger” occurs, our President and Chief Executive Officer shall be entitled to two categories of benefits. First, a lump sum severance payment equal to our President and Chief Executive Officer’s average annual salary and bonus target during the three years preceding the change in control, multiplied by 1.5. Second, the health benefit plan coverage (medical, dental and vision insurance) in effect for our President and Chief Executive Officer and our President and Chief Executive Officer’s family as of the date of his termination shall be provided by us for 18 months from the date of the participant’s termination at the same premium rates as charged for employees of ours, as if he had continued in employment during such period. Notwithstanding the vesting of equity awards provisions in the change of control severance agreement with Joseph L. Cowan, if the “double trigger” occurs within one year after the change of control event, all outstanding and unvested options and other equity awards, if any, granted to our President and Chief Executive Officer shall become fully vested and exercisable. However, for any equity awards granted to Joseph L. Cowan pursuant to his June 2010 Restricted Stock Agreement, his equity awards are subject to the following double trigger: if the “double trigger” occurs after 12 months of employment all outstanding options and other equity awards, if any, granted to our President and Chief Executive Officer shall vest as follows: (i) if the share price on the date of the change in control is equal to or less than $7 per Share 50% of the unvested equity awards shall vest, (ii) if the share price on the date of the change in control is equal to or greater than $9 per share 100% of the unvested equity awards shall vest, and (iii) if the share price on the date of the change in control is greater than $7 per Share but less than $9 per Share the vesting percentage will be interpolated on a straight-line basis between 50% and 100% to apply to the unvested equity awards.

For Joseph L. Cowan, our President and Chief Executive Officer, and our other named executive officers, if termination had occurred on December 31, 2012, and assuming that no modifications of the benefits were required pursuant to Section 409A of the Code, the following represents the benefits that would have been paid to them under their plans:

Name and Principal Position	Average Salary/Cash Bonus for 3 Preceding Years ($)	Lump Sum Payment ($)(1)	Value of Post- Termination Benefits ($)(2)	Value of Acceleration of Vesting of Equity Awards ($)(3)	Total Payments & Benefits ($)
Joseph L. Cowan President and Chief Executive Officer	$1,033,333	$1,893,333	$14,000	$1,239,749	$3,146,812

Eric M. Labiak Chief Sales Officer	$300,269	$495,000	$12,000	$189,284	$696,284

Jeffrey L. Kissling Chief Technology Officer	$269,906	$530,625	$12,000	$208,284	$750,909

Janie M. West Chief Marketing Officer	$249,588	$442,500	$7,000	$201,909	$612,245

(1)	Includes payments (a) under severance plans and agreements with the executive officer which must be paid within 30 days of the date of termination and (b) under the 2012 retention grants.
(2)	Assumes the estimated benefits in effect as of December 31, 2012.
(3)	Assuming the Company’s stock price at the close of business on December 31, 2012, which was $2.27.

Chief Executive Officer Compensation and Performance

For Joseph L. Cowan, our President and Chief Executive Officer, the MD&C Committee reviews, determines and recommends to the Board for its approval, the level for each compensation elements within its total compensation approach, using competitive benchmark data and methods consistent with those used for our other senior executives.

Mr. Cowan’s compensation was determined by our Board of Directors, subsequent to an assessment of his performance and a recommendation by the MD&C Committee. Mr. Cowan’s performance was assessed by considering the results achieved in relation to the Board approved financial plan and by assessing the results achieved for his 2012 objectives. He did not recommend his own compensation nor did he attend the portions of the MD&C Committee or Board meetings where his compensation was being discussed. For 2012, Mr. Cowan did recommend compensation for the other named executive officers, and that compensation was approved by the MD&C Committee.

In connection with his employment as President and Chief Executive Officer, the Company entered into an employment agreement with Mr. Cowan on June 15, 2010. Mr. Cowan’s employment with the Company is “at will” and may be terminated by Mr. Cowan or the Company at any time and for any reason. Mr. Cowan has agreed to non-competition and non-solicitation covenants during the tenure of his employment and for the 12 and 24 months, respectively, following the termination of his employment. In addition, Mr. Cowan agreed to enter into the Company’s standard Confidentiality and Non-Disclosure Agreement.

In 2012, Mr. Cowan was paid an initial base salary of $515,000, which was increased to $535,000 on his anniversary date based on a review of his first year performance by the MD&C Committee. He was also eligible for a $535,000 target annual performance bonus under the Company’s Annual Incentive Plan, subject to achievement of goals and objectives established by the MD&C Committee of the Board. It is estimated that Mr. Cowan will earn between 120% and 150% of his target bonus reflecting our estimated performance against 2012 revenue and earnings targets and his performance against his 2012 individual performance goals.

In 2012, Mr. Cowan was eligible to receive annual equity awards under the Company’s long-term incentive plan consistent with terms for other senior executives of the Company and in the amount determined by the MD&C Committee. However, the MD&C Committee approved suspending that plan for 2012 in favor of using those amounts to create a cash and equity retention program for key employees. Under the 2012 retention program, Mr. Cowan received a cash retention grant of $343,333, which will vest on March 31, 2013, and a grant of time-vested restricted stock units which will vest equally on August 15, 2013, and August 15, 2014. However, pursuant to the Transaction Agreement, the restricted stock units will vest upon the closing of the Offer.

Mr. Cowan also participates in employee benefit plans and arrangements made available to senior executives of the Company. Additionally, he receives an allowance of up to $36,000 annually for housing and automobile expenses.

Other Named Executive Officer Employment Agreements

Chief Sales Officer. In connection with his employment as Chief Sales Officer, the Company entered into an employment agreement with Mr. Labiak on May 1, 2011. Mr. Labiak’s employment with the Company is “at will” and may be terminated by Mr. Labiak or the Company at any time and for any reason.

In 2012, Mr. Labiak was paid an initial base salary of $240,000. He was also eligible for a $120,000 target annual performance bonus under the Company’s Annual Incentive Plan, subject to achievement of goals and objectives established by the MD&C Committee of the Board. It is estimated that Mr. Labiak will earn between 120% and 150% of his target bonus reflecting our estimated performance against 2012 revenue and earnings targets and his performance against 2012 individual performance targets.

In 2012, Mr. Labiak was eligible to receive annual equity awards under the Company’s long-term incentive plan consistent with terms for other senior executives of the Company and in the amount determined by the MD&C Committee. However, the MD&C Committee approved suspending that plan for 2012 in favor of using those amounts to create a cash and equity retention program for key employees. Under the 2012 retention program, Mr. Labiak received a cash retention grant of $60,000, which will vest on March 31, 2013, and a grant of time-vested restricted stock units which will vest equally on August 15, 2013, and August 15, 2014.

Chief Technology Officer. In connection with his employment as Chief Technology Officer, the Company entered into an employment agreement with Mr. Kissling on November 9, 2010. Mr. Kissling’s employment with the Company is “at will” and may be terminated by Mr. Kissling or the Company at any time and for any reason.

In 2012, Mr. Kissling was paid an initial base salary of $265,000. He was also eligible for a $132,500 target annual performance bonus under the Company’s Annual Incentive Plan, subject to achievement of goals and objectives established by the MD&C Committee of the Board. It is estimated that Mr. Kissling will earn between 120% and 150% of his target bonus reflecting our estimated performance against 2012 revenue and earnings targets and his performance against 2012 individual performance targets.

In 2012, Mr. Kissling was eligible to receive annual equity awards under the Company’s long-term incentive plan consistent with terms for other senior executives of the Company and in the amount determined by the MD&C Committee. However, the MD&C Committee approved suspending that plan for 2012 in favor of using those amounts to create a cash and equity retention program for key employees. Under the 2012 retention program, Mr. Kissling received a cash retention grant of $100,000, which will vest on March 31, 2013, and a grant of time-vested restricted stock units which will vest equally on August 15, 2013, and August 15, 2014.

In addition, Mr. Kissling was eligible for a New Hire Inducement Grant of $125,000 which vests over a two year period.

Chief Marketing Officer. In connection with her employment as Chief Marketing Officer, the Company entered into an employment agreement with Ms. West on November 9, 2010. Ms. West’s employment with the Company is “at will” and may be terminated by Ms. West or the Company at any time and for any reason.

In 2012, Ms. West was paid an initial base salary of $236,000. She was also eligible for a $118,000 target annual performance bonus under the Company’s Annual Incentive Plan, subject to achievement of goals and objectives established by the MD&C Committee of the Board. It is estimated that Ms. West will earn between 120% and 150% of her target bonus reflecting our estimated performance against 2012 revenue and earnings targets and her performance against 2012 individual performance targets.

In 2012, Ms. West was eligible to receive annual equity awards under the Company’s long-term incentive plan consistent with terms for other senior executives of the Company and in the amount determined by the MD&C Committee. However, the MD&C Committee approved suspending that plan for 2012 in favor of using those amounts to create a cash and equity retention program for key employees. Under the 2012 retention program, Ms. West received a cash retention grant of $59,000, which will vest on March 31, 2013, and a grant of time-vested restricted stock units which will vest equally on August 15, 2013, and August 15, 2014.

In addition, Ms. West was eligible for a New Hire Inducement Grant of $115,000 which vests over a two year period.

Summary Compensation Table

The following table summarizes the compensation of our named executive officers for the fiscal year ended December 31, 2012.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Joseph L. Cowan President and Chief Executive Officer; Principal Financial Officer(2)	2012		$518,274		$1,134,855		$726,667		$—		$—		$—		$23,867		$2,403,663
	2011		$501,022		$9,575		$696,999		$—		$—		$—		$36,000		$1,243,596
	2010		$266,611		$269,877		$2,742,588		$1,242,594		$—		$—		$—		$4,521,670

Catherine A. Graham Former Executive Vice President, Chief Financial Officer and Treasurer(3)	2012 2011 2010	$ $ $	81,297 243,033 220,303	$ $ $	504,230 145,746 —	$ $ $	— 166,998 301,373	$ $ $	— — —	$ $ $	— — —	$ $ $	— — —	$ $ $	— — —	$ $ $	585,526 555,777 521,675

Eric M. Labiak Chief Sales Officer(4)	2012		$234,760		$169,106		$119,999		$—		$—		$—		$—		$523,865
	2011		$213,913		$115,526		$132,915		$—		$—		$—		$—		$462,354

Jeffrey L. Kissling Chief Technology Officer(5)	2012 2011	$ $	252,530 241,014	$ $	279,125 —	$ $	149,999 150,000	$ $	— —	$ $	— —	$ $	— —	$ $	— —	$ $	681,654 391,014

Janie M. West Chief Marketing Officer(6)	2012 2011	$ $	234,110 229,281	$ $	251,315 —	$ $	117,999 115,500	$ $	— —	$ $	— —	$ $	— —	$ $	— —	$ $	603,424 344,781

(1)	The values represent the dollar amounts for the years shown of the aggregate grant date fair value of stock and option awards granted in those years in accordance with SEC rules. Generally, the aggregate grant date fair value is the amount that the Company expects to expense in its financial statements over the award’s vesting schedule. These amounts reflect the Company’s accounting expense and do not correspond to the actual value that will be realized by the named executive officers. See our Annual Reports on Form 10-K for the years ended December 31, 2011 and 2010 for complete descriptions of the assumptions made in the valuation of the option and stock award for the applicable period. The following table compares the probable outcome of certain performance based stock awards granted to our named executive officers that are included in the table to the maximum value that could be earned.

	Probable Outcome of Performance Awards			Maximum Value at Grant Date
Name	2010	2011	2012	2010	2011	2012
Joseph L. Cowan	$2,242,593	$696,999	$726,667	$2,242,593	$696,999	$726,667
Catherine A. Graham	$88,188	$166,998	$—	$176,374	$176,374	$—
Eric M. Labiak	$—	$132,915	$119,999	$—	$132,915	$119,999
Jeffrey L. Kissling	$—	$150,000	$149,999	$—	$149,999	$149,999
Janie M. West	$—	$115,500	$117,999	$—	$117,999	$117,999

(2)	Mr. Cowan was appointed President and Chief Executive Officer on June 15, 2010. Mr. Cowan has acted as our principal financial officer at all times since April 13, 2012.
(3)	Ms. Graham served as our Executive Vice President, Chief Financial Officer and Treasurer until her resignation, which was effective April 13, 2012.
(4)	Mr. Labiak was appointed Chief Sales Officer on May 1, 2011.
(5)	Mr. Kissling was appointed Chief Technology Officer on November 8, 2010.
(6)	Ms. West was appointed Chief Marketing Officer on November 8, 2010.

Grant of Plan-Based Awards

The following table summarizes the plan-based awards granted to our named executive officers during the fiscal year ended December 31, 2012. The option awards and the unvested portion of the stock awards identified in the table below are also reported in the Outstanding Equity Awards at Fiscal Year-End table that follows.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards:	All Other Option Awards:			Grant Date
Name	Grant Date	Threshold (#)	Target (#)	Maximum (#)	Threshold (#)	Target (#)	Maximum (#)	Number of Shares of Stock or Units (#)	Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Closing Price on Grant Date ($)	Fair Value of Stock and Option Awards ($)
Joseph L. Cowan	8/15/2012	$—	—	—	—	—	—	322,963	—	$—	$2.25	$726,667
Eric M. Labiak	8/15/2012	$—	—	—	—	—	—	53,333	—	$—	$2.25	$119,999
Jeffrey L. Kissling	8/15/2012	$—	—	—	—	—	—	66,666	—	$—	$2.25	$149,999
Janie M. West	8/15/2012	$—	—	—	—	—	—	52,444	—	$—	$2.25	$117,999

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding option and stock awards held by our named executive officers at December 31, 2012.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested(2)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Joseph L. Cowan	266,080	133,040	—	$4.67	6/17/2017	546,195	$1,239,863	—	—
Catherine A. Graham	6,955	—	—	$11.05	12/30/2015	—	—	—	—
Eric M. Labiak	12,194	—	—	$3.44	3/6/2016	77,460	$175,834	—	—
Eric M. Labiak	1,379	—	—	$10.24	2/28/2015	—	—	—	—
Eric M. Labiak	3,423	—	—	$12.01	1/2/2015	—	—	5,925	$13,450
Jeffrey L. Kissling	—	—	—	—	—	91,666	$208,082	—	—
Janie M. West	—	—	—	—	—	71,694	$162,745	—	—

(1)	Except as noted below, the stock options are fully vested. The following number of unvested stock options vest on the following dates:

Joseph L. Cowan
Number of Options	Vest Date
66,520	6/15/2013

66,520	6/15/2014

(2)	The shares are issuable upon vesting of Restricted Share Units. The following number of Restricted Share Units vest on the following dates:

Joseph L. Cowan
Number of Shares	Vest Date
116,166	2/15/2013

53,533	6/15/2013

161,482	8/15/2013

53,533	6/15/2014

161,481	8/15/2014

Eric M. Labiak		Jeffrey L. Kissling
Number of Shares	Vest Date	Number of Shares	Vest Date
22,152	2/15/2013	25,000	2/15/2013

1,975	5/11/2013	33,333	8/15/2013

26,667	8/15/2013	33,333	8/15/2014

26,666	8/15/2014

Janie M. West
Number of Shares	Vest Date
19,250	2/15/2013

26,222	8/15/2013

26,222	8/15/2014

(3)	The following number of RSO Plan incentive plan shares vest on the following dates:

Eric M. Labiak
Number of Shares	Vest Date
5,925	5/11/2013

Option Exercises and Stock Vested

The following table summarizes the exercises of stock options and vesting of restricted stock units for our named executive officers during the fiscal year ended December 31, 2012.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Joseph L. Cowan	—	$—	169,700	$386,643
Eric M. Labiak	—	$—	26,461	$60,823
Jeffrey L. Kissling	—	$—	38,241	$94,252
Janie M. West	—	$—	31,432	$78,275

Pension Benefits

The table disclosing the actuarial present value of our named executive officers accumulated benefit under defined benefits plans, the number of years of credited service under each such plan and the amount of pension benefits paid to each named executive officer during the year is omitted because we do not have a defined benefit plan for named executive officers. The only retirement plans available to named executive officers in 2012 were our qualified 401(k) savings and retirement plan, which is available to all employees.

Non-Qualified Deferred Compensation

The table disclosing contributions to non-qualified defined contributions and other deferred compensation plans, and each named executive officer’s withdrawals, earnings and fiscal year end balances in those plans is omitted because we had no non-qualified deferred compensation plans or benefits for named executive officers or other employees in 2012.

Change-in-Control Arrangements

Under our RSO Plan, with respect to grants made before January 1, 2010, the grants to all employees who were employed for at least two years prior to a change of control vest upon a change of control. For all other employees, their grants under this plan shall vest upon the one year anniversary of the change of control or as to any of such employees whose employment is terminated prior to such anniversary, upon the date of termination. With respect to grants made after December 31, 2009, in the event of a change of control grants to any employee will vest upon termination of the employee’s employment if such termination was by the Company other than for cause or by the employee for good reason and if such termination occurs on or before the first anniversary of a change of control. Please also refer to our prior discussion in the “Potential Payments Upon Termination or Change in Control” section above.

COMPENSATION COMMITTEE REPORT

The MD&C Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the MD&C Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

ANNEX B

[LETTERHEAD OF SUNTRUST ROBINSON HUMPHREY, INC.]

January 30, 2013

Online Resources Corporation

795 Meadow Wood Lane

Chantilly, VA 20151

Attention: Special Committee of the Board of Directors

Members of the Special Committee:

We understand that Online Resources Corporation (the “Company”) is considering entering into a Transaction Agreement (the “Agreement”) with ACI Worldwide, Inc. (“Parent”) and Ocelot Acquisition Corp., a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which, among other things, Parent will cause Purchaser to, and Purchaser will, commence an offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of the Company for $3.85 in cash per share of Common Stock (the “Common Stock Consideration”). You have advised us that, prior to the execution of the Agreement, the holder (the “Supporting Holder”) of all of the issued and outstanding shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), of the Company will enter into a Support Agreement (the “Support Agreement”) with Parent and Purchaser pursuant to which, among other things, following the Acceptance Date (as defined in the Agreement) and prior to the Merger (as defined below), the Supporting Holder will sell to Purchaser and Purchaser will purchase from the Supporting Holder (the “Preferred Stock Sale”) all of the issued and outstanding shares of Preferred Stock for an amount in cash per share of Preferred Stock (the “Preferred Stock Consideration”) determined in accordance with the Agreement. You have further advised us that, following the consummation of the Offer and the Preferred Stock Sale, Purchaser will merge with the Company (the “Merger” and, together with the Offer and the Preferred Stock Sale, the “Transaction”) and that, among other things, pursuant to the Merger each outstanding share of Common Stock not beneficially owned by the Company, Parent, Purchaser or any of their respective subsidiaries will be converted into the right to receive the Common Stock Consideration, and the Company will become a wholly owned subsidiary of Parent. You have also advised us, and we have at your direction assumed, that for purposes of the Certificate of Designation (as amended by the Certificate of Correction thereto, the “Certificate of Designation”) of the Preferred Stock: (a) the Purchaser’s acceptance for payment of shares of Common Stock tendered pursuant to the Offer will constitute a Change of Control as defined in the Certificate of Designation; (b) a liquidation, dissolution or winding up of the Company shall be deemed to result from a Change in Control; (c) in the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution an amount per share of Preferred Stock (the “Preferred Stock Preference Amount”) determined in accordance with the Certificate of Designation; and (d) the Preferred Stock Consideration is equal to the Preferred Stock Preference Amount per share of Preferred Stock payable to the holders of Preferred Stock upon such Change of Control. The holders of Common Stock other than Parent, Purchaser, the Supporting Holder and their respective affiliates are referred to herein as the “Unaffiliated Stockholders.”

You have requested that SunTrust Robinson Humphrey, Inc. render its opinion (this “Opinion”) to the Special Committee (the “Special Committee”) of the Board of Directors of the Company (in its capacity as such) with respect to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Common Stock Consideration to be received by the Unaffiliated Stockholders in exchange for their shares of Common Stock in the Offer and the Merger pursuant to the Agreement.

In connection with this Opinion, we have conducted such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed a draft, dated January 30, 2013, of the Agreement; a draft, dated January 30, 2013, of the Support Agreement; certain publicly available business and financial information relating to the Company; certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of the Company made available to us by the Company, including (a) financial projections (and adjustments thereto) prepared by or discussed with the management of the Company relating to the Company for the years ending 2012 through 2016 (the “Projections”) and (b) estimates of the Company’s net operating loss tax carryforwards (“NOLs”) and estimates of the Company’s ability to utilize such NOLs to achieve future tax savings on a standalone basis (the “Estimated NOL Tax Savings”); the financial and operating performance of the Company as compared to that of other companies with publicly traded equity securities that we deemed relevant; and the publicly available financial terms of certain transactions that we deemed relevant. We also have had discussions with certain members of the senior management of the Company and with certain of the Company’s representatives and advisors regarding the business, financial condition, results of operations, and prospects of the Company and the Transaction and have undertaken such other studies, analyses and investigations as we deemed appropriate. Among other things, management of the Company has advised us that (a) the holder of the outstanding shares of Preferred Stock has the right to request that the Company redeem all, or any part, of the outstanding shares of Preferred Stock at any time on or after July 3, 2013 at a redemption value of 115% of the face value of the Preferred Stock, plus an accruing amount and an escalation accrual (each as set forth in the Certificate of Designations of the Preferred Stock); (b) in the event the holder of the outstanding shares of Preferred Stock elects to cause the Company to redeem its shares of Preferred Stock, the Company anticipates that it will not have the necessary funds legally available to fully redeem the outstanding shares of Preferred Stock and may not have the ability to raise funds for that purpose on favorable terms or at all; (c) if the holder of the outstanding shares of Preferred Stock exercises its right to redemption on or after July 3, 2013, such exercise and the resulting obligations of the Company with respect to the exercise could have a material adverse impact on the market price of shares of Common Stock and the business, financial condition and results of operations of the Company; and (d) unless the Company is able to renegotiate the terms of the Preferred Stock or otherwise raise the funds for redemption in advance of the redemption date, there may be a material adverse impact on the market price of shares of Common Stock and the business, financial condition and results of operations of the Company in advance of the redemption date.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Our role in reviewing such data, material and other information was limited solely to performing such review as we deemed necessary and appropriate to support this Opinion and such review was not conducted on behalf of the Company or any other person. In addition, management of the Company has advised us, and we have assumed, that (a) the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial results and condition of the Company; (b) the NOLs and Estimated NOL Tax Savings have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the amount of such NOLs and Estimated NOL Tax Savings; and (c) the Estimated NOL Tax Savings are a reasonable basis on which to evaluate the NOLs. We express no opinion with respect to the Projections, the NOLs, the Estimated NOL Tax Savings, or the assumptions on which they are based. We have further relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us except for such changes as would not be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information discussed with or reviewed by us incomplete or misleading.

We have also relied upon and assumed without independent verification that (a) the representations and warranties of all parties to the Agreement are true and correct; (b) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Agreement; (c) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof; (d) the Offer and the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement therein; (e) the Preferred Stock Sale will be consummated in accordance with the terms of the Support Agreement without waiver, modification or amendment of any term, condition or agreement therein; and (f) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the expected benefits of the Transaction. In addition, we have also assumed that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analysis and this Opinion.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, or the Preferred Stock, nor were we provided with any such appraisal or evaluation. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. In that regard, we have relied upon the assessments of management of the Company with respect to the Company’s potential liability with respect to the litigations captioned Lawlor v. Online Resources Corp. and Stuckey v. Online Resources Corp. and the deficiency in the Company’s off-balance sheet Bill Pay Escrow Account, and at the Company’s direction have assumed that such assessments including the amounts escrowed, reserved or otherwise reflected on the financial statements of the Company as an accrued expense with respect to such liabilities and deficiencies, were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to such liabilities and deficiencies, including the amounts thereof, and we express no opinion with respect to such assessments, estimates or amounts or the assumptions on which they are based.

We have not been requested to, and did not (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction; (b) negotiate the terms of the Transaction; or (c) advise the Special Committee, the Board of Directors of the Company or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have no obligation to update, revise, reaffirm or withdraw this Opinion or otherwise comment upon events occurring or information that becomes available after the date hereof.

This Opinion only addresses the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Common Stock Consideration to be received by the Unaffiliated Stockholders in exchange for their shares of Common Stock in the Offer and the Merger pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, any aspect or implication of the Support Agreement or the Preferred Stock Consideration. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction; (ii) the form, structure or any other portion or aspect of, the Transaction; (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last paragraph of this Opinion; (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage; (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents); (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction; (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Common Stock Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Special Committee, the Board of Directors of the Company, the Company and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon consummation of the Offer, the Merger or the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement. We and our affiliates (including SunTrust Banks, Inc.) have in the past provided and are currently providing investment banking and other financial services to the Company including, during the past two years, having been a participant lender under the Company’s revolving credit facility. We and our affiliates may also have in the past provided, and may in the future provide, investment banking and other financial services to the Company, Parent and certain of their affiliates for which we and our affiliates have received and would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, their affiliates and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company, Parent and their affiliates.

This Opinion is furnished for the use of the Special Committee and the Board of Directors of the Company (in their capacities as such) in connection with their evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on the part of SunTrust Robinson Humphrey, Inc. to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Special Committee, the Board of Directors of the Company, the Company, any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including whether holders of shares of Common Stock should tender shares of Common Stock into the Offer. The issuance of this Opinion has been approved by an internal committee of SunTrust Robinson Humphrey, Inc. authorized to approve opinions of this nature.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Stock Consideration to be received by the Unaffiliated Stockholders in exchange for their shares of Common Stock in the Offer and the Merger pursuant to the Agreement is fair from a financial point of view to the Unaffiliated Stockholders.

SUNTRUST ROBINSON HUMPHREY, INC.

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